Filed Pursuant to Rule 424(b)(4)
Registration No. 333-234104

5,000,000 Shares

COMMON STOCK

This is the initial public offering of shares of common stock by Oyster Point Pharma, Inc. We are offering shares of our common stock. The initial public offering price is $16.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “OYST.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

	Per Share	Total
Initial public offering price	$16.00	$80,000,000
Underwriting discounts and commissions(1)	$1.12	$5,600,000
Proceeds, before expenses, to us	$14.88	$74,400,000

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about November 4, 2019.

J.P. Morgan	Cowen	Piper Jaffray

October 30, 2019

Through and including November 24, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Oyster Point,” or “the Company” refer to Oyster Point Pharma, Inc.

Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class pharmaceutical therapies to treat ocular surface diseases. Our lead product candidate OC-01 (varenicline), a highly selective nicotinic acetylcholine receptor (nAChR) agonist, is being developed as a nasal spray to treat the signs and symptoms of dry eye disease (DED). OC-01’s novel mechanism of action is designed to re-establish tear film homeostasis by activating the trigeminal parasympathetic pathway and stimulating the glands and cells responsible for natural tear film production. In our Phase 2b clinical trial (ONSET-1) in 182 subjects, OC-01 demonstrated statistically significant improvements (as compared to placebo) in both signs and symptoms of DED in a single registrational clinical trial. Based on OC-01’s clinical trial results, and its rapid onset of action, we believe OC-01, if approved, has the potential to become the new standard of care and redefine how DED is treated for millions of patients. We initiated a Phase 3 clinical trial (ONSET-2) in July 2019 and expect to report top-line results in mid-2020. Based on the results from this second registrational trial, we plan to submit a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) in the second half of 2020. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders. We have identified several indications, including several outside of ophthalmology, where we believe this approach could provide a meaningful benefit to patients.

DED is a multifactorial chronic disease of the ocular surface characterized by the loss of tear film homeostasis, resulting in pain, visual impairment, tear film hyperosmolarity and instability, inflammation and corneal wounding. More than 340 million adults globally and approximately 34 million adults in the United States are estimated to suffer from DED. In the United States, DED is most commonly treated with a variety of over-the-counter eye drops, often referred to as “artificial tears,” and three FDA-approved prescription eye drop therapies: Restasis, Xiidra and Cequa. Artificial tears are intended to supplement insufficient tear production or improve tear film instability, but are primarily saline-based and provide only temporary relief. Restasis and Cequa, both calcineurin inhibitor immunosuppressants, and Xiidra, a lymphocyte function-associated antigen-1 (LFA-1) antagonist, address chronic inflammation associated with DED. Despite the commercial uptake of these therapies—as examples, Restasis, marketed by Allergan, and Xiidra, recently acquired by Novartis, had U.S. sales in 2018 of $1.2 billion and $383 million, respectively—respondents in a survey we commissioned in June 2017 of 150 board-certified or board-eligible eye care practitioners (ECPs) were generally “neutral” or “completely disagreed” with the statement that they could, in their opinion, successfully treat all DED patients with the currently available treatment options whereas only 10% “completely agreed” with such statement. We estimate that of the approximately seven million patients who have started a prescription treatment to date, fewer than two million remain on prescription at any given time due to the significant limitations of these therapies, which include:

•

Mechanisms of action only address inflammation. Currently approved therapies only target inflammation for moderate to severe DED; no approved pharmaceutical products replicate natural tear film, which is highly complex in composition. As these prescription therapies fail to address the fundamental characteristic of DED, the loss of tear film homeostasis, we estimate that 75% of patients still require over-the-counter therapies to supplement their treatment.

•

Slow onset of action. Based on data reported from clinical trials, currently available treatments can take between three to six months to demonstrate a significant effect in clinical signs. We believe this delayed onset of action hinders compliance and in turn limits the benefit that patients derive from such treatments.

•

Tolerability and compliance issues. Currently approved pharmaceutical therapies for DED are typically administered in an eye-drop formulation and are commonly associated with ocular burning, reduced visual acuity and bad taste after application. The effective use of eye drops can be challenging for some patients, and such challenges can result in reduced compliance.

To address these limitations and the high unmet need expressed by patients, ECPs and payors, we are developing a product candidate that we believe has the potential to become the new standard of care for DED. However, there is no guarantee that such product candidate will be approved by the FDA or, if approved, will provide revenues comparable to Restasis or Xiidra.

Our novel approach leverages the parasympathetic nervous system to promote natural tear film production and re-establish tear film homeostasis. Human tear film is a complex mixture of more than 1,500 different proteins, including antibodies, and numerous classes of lipids and mucins that are responsible for forming the primary refracting surface of the cornea, as well as protecting and moisturizing the cornea. The Lacrimal Functional Unit (LFU), which is controlled by the parasympathetic nervous system, is comprised of glands and cells responsible for producing the three layers that comprise healthy tear film. To stimulate the LFU, we are targeting a class of receptors called nicotinic acetylcholine receptors (nAChR) that are located on the trigeminal nerve and readily accessible within the anterior nasal cavity.

Our lead product candidate OC-01 is being developed as a nasal spray to treat the signs and symptoms of DED. The active pharmaceutical ingredient (API) of OC-01, varenicline, is a highly selective nAChR agonist with full agonist activity at the α7 receptor and partial agonist activity at the α3b4, α3α5b4, α4b2 and α4α6b2 receptors. OC-01’s novel mechanism of action activates the trigeminal parasympathetic pathway to promote natural tear film production. We believe that increasing tear film volume and re-establishing tear film homeostasis will address the fundamental characteristic of DED, regardless of etiology, and has the potential to treat a broad population of patients throughout the dry eye continuum.

Our Clinical Trial Results

To date, we have treated over 500 subjects across five trials with OC-01 and OC-02 (simpanicline), our second nAChR agonist product candidate. We have consistently designed our clinical trials to be placebo (vehicle)-controlled, statistically rigorous and evaluated using pre-specified sign and symptom endpoints. In October 2018, we reported results from ONSET-1, a dose-ranging, randomized, double-masked, placebo-controlled, registrational Phase 2b clinical trial that evaluated the safety and efficacy of OC-01 in 182 subjects with DED in the United States. The study compared three different doses of OC-01 to placebo. The pre-specified primary (sign) endpoint was the assessment of tear production as measured by Schirmer’s Score, a quantitative measurement of the amount of tear film, at Week 4 and the two pre-specified secondary (symptom) endpoints were patient-reported symptoms of DED as measured by Eye Dryness Score (EDS), a patient-reported visual analog scale, at Weeks 3 and 4. These endpoints are consistent with those that have been previously utilized in clinical trials of FDA-approved products for DED. As shown below, results showed statistically significant improvements at the primary endpoint (Schirmer’s Score) at all doses compared to placebo. In addition, results showed statistically significant improvements at the secondary endpoint (EDS) at Week 3 in the 0.6 mg/ml (p=0.006) and 1.2 mg/ml (*p<0.001) dose groups and at Week 4 in the 0.6 mg/ml (p=0.021) dose group.

Primary (Sign) Endpoint	Secondary (Symptom) Endpoints
Mean Change from Baseline in Schirmer’s Score (mm) at Week 4[1]	Mean Change from Baseline in Eye Dryness Score (mm) at Week 3[2]	Mean Change from Baseline in Eye Dryness Score (mm) at Week 4[1]

[1]	ANCOVA, Least Squares mean. ITT-observed population.
[2]	ANCOVA, Least Squares mean. ITT-observed population. Controlled Adverse Environment (CAE).
*	Nominal p-value

In addition, exploratory assessment of corneal fluorescein staining, a marker of corneal epithelial cell health, showed a statistically significant benefit as compared to placebo (vehicle) as soon as four weeks after treatment with OC-01 in the 0.6 mg/ml dose group, and a directional benefit in the 1.2 mg/ml dose group that was not statistically significant. Moreover, OC-01 is designed to promote rapid production of tear film, and improvements in signs and symptoms were observed as quickly as five minutes after administration. OC-01 was well tolerated at all doses assessed in the study with no serious drug-related adverse events reported.

ONSET-2 and ZEN Trials

We met with the FDA in February 2019 for an end of Phase 2 meeting following the completion of ONSET-1, and the FDA indicated ONSET-1 could serve as one of the two pivotal safety and efficacy studies required to support an NDA filing for OC-01. Based on this feedback we initiated ONSET-2, a 750-subject, multicenter, randomized, double-masked, placebo-controlled Phase 3 trial, in July 2019. Assuming the effect size seen in ONSET-1, and based on this sample size, the power for each dose group for both sign and symptom endpoints would be 99% or greater. We expect to report top-line results from this second registrational trial in mid-2020 and, if successful, submit an NDA to the FDA in the second half of 2020. In addition to ONSET-2, we will complete a comparative pharmacokinetic “bridge” trial (ZEN) to evaluate the relative bioavailability of varenicline administered as a nasal spray (OC-01) compared to varenicline administered orally (Chantix). If the FDA determines that the results of this trial establish an adequate bridge between OC-01 and Chantix, it will allow us to reference certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA. We expect ZEN to be completed by early 2020.

Additional Indications and Product Candidates

Leveraging our nAChR domain expertise, we continue to explore the development of OC-01 for a number of potential indications and uses associated with and beyond DED, including neurotrophic keratitis, dry eye associated with contact lens intolerance and ocular surface treatment for refractive surgeries. We have also studied OC-02 in two Phase 2b clinical trials in subjects with DED. However, we do not currently intend to pursue FDA approval for OC-02 in DED. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders in the eye and systemically.

Our Team

To execute on our vision to develop and commercialize a new standard of care for DED, we have assembled a team with extensive experience developing and commercializing leading ophthalmic products and therapies. Members of our management team have held senior positions at Allergan, Eyetech, Genentech, Johnson & Johnson, Oculeve, Ophthotech, Pfizer and Pharmasset. We intend to leverage this expertise and experience to rapidly pursue the development of OC-01, OC-02 and any other future product candidates that we may identify and develop. We also have leading financial investors which include New Enterprise Associates, Versant Ventures, Invus Opportunities, Flying L Ventures (investing through its Oyster Point Pharma I fund), KKR (investing through its Falcon Vision fund) and Vida Ventures.

Our Strategy

Our goal is to transform the treatment of DED and other ocular surface diseases by developing a broad portfolio of innovative therapies that target significant unmet medical needs. We intend to achieve this goal by pursuing the following key strategic objectives:

•	Completing development and obtaining approval of OC-01 for the treatment of DED;

•	Establishing our own specialty sales organization to commercialize OC-01 in the United States;

•	Maximizing the value of OC-01 and our other product candidates outside the United States;

•	Developing OC-01 for additional indications associated with and beyond DED;

•	Leveraging the capabilities of our experienced discovery and development team and our nAChR domain expertise to continue expanding our pipeline of product candidates; and

•	Selectively evaluating external opportunities to expand the scope of our pipeline or product offerings.

Risks Related to Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•

We are a clinical stage biopharmaceutical company with limited operating history. We do not have any products approved for sale and have incurred, and expect we will continue to incur for the foreseeable future, significant losses and negative cash flows from operations.

•

We are highly dependent on the success of our lead product candidate OC-01 and if we are unable to successfully complete our clinical development program for OC-01, our business will be materially harmed.

•

Our business depends entirely on the successful discovery, development and commercialization of OC-01 and OC-02 and other future product candidates. We currently generate no revenues from sales of any products and may never generate revenue or be profitable.

•	Our lead product candidate OC-01 is based on an API that is already on the market which exposes us to additional risks.

•

OC-01 uses a novel and unproven therapeutic approach and mechanism of action to treat DED and therefore its efficacy and safety are difficult to predict, and there is no guarantee that OC-01 or any other product candidates will be approved by the FDA.

•

Drug development is a highly uncertain undertaking and involves a substantial degree of risk, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate.

•	There is no guarantee that OC-01 or any other product candidates, if approved, will have revenues comparable to Restasis or Xiidra.

•	If we experience delays or difficulties in the enrollment of subjects in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

•

If we fail to comply with our obligations under any license, collaboration or other agreement, including our license agreement with Pfizer, such agreements may be terminated, we may be required to pay damages and we could lose intellectual property rights that are necessary for developing and protecting our product candidates.

•	Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

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We expect to significantly expand our organization, including building sales and marketing capability and creating additional infrastructure to support our operations as a public company, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•

Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts.

•	The price of our stock may be volatile, and you could lose all or part of your investment.

•

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

Corporate Information

We were incorporated in Delaware in June 2015. We were spun out from Oculeve, Inc., a Delaware corporation focused on the treatment of dry eye disease, prior to its acquisition by Allergan. Our principal executive offices are located at 202 Carnegie Center, Suite 109, Princeton, New Jersey 08540. Our telephone number is (609) 382-9032. Our website address is www.oysterpointrx.com. Information contained on the website is not incorporated by reference into this prospectus.

Oyster Point, the Oyster Point logo and our other registered or common law trademarks appearing in this prospectus are the property of Oyster Point Pharma, Inc. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, upon completion of this offering, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

THE OFFERING

Common stock offered by us	5,000,000 shares

Common stock to be outstanding immediately after this offering	20,612,307 shares (or 21,362,307 shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of our common stock.

Use of proceeds

The net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $71.4 million (or approximately $82.6 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering to fund the development of OC-01 and OC-02 and prepare for the commercialization of OC-01, including the initial build-out of a specialty sales organization, and to fund general research and development activities, working capital and other general corporate activities. See the section titled “Use of Proceeds” for more information.

Risk Factors	See the section of this prospectus titled “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Directed share program	At our request, the underwriters have reserved up to 3% of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our officers, directors, employees and certain other persons associated with us. Shares purchased under our directed share program will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by the prospectus.

Nasdaq trading symbol	“OYST”

The number of shares of our common stock to be outstanding after this offering is based on the 15,612,307 shares of our common stock outstanding as of June 30, 2019 (including an aggregate of 14,193,281 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of June 30, 2019) and excludes the following:

•	2,321,804 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2019, at a weighted-average exercise price of $2.78 per share;

•	464,577 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after June 30, 2019, at a weighted-average exercise price of $12.86 per share;

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425,010 shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, as amended (the 2016 Plan), as of June 30, 2019, which shares will be added to the shares to be reserved under our 2019 Equity Incentive Plan (the 2019 Plan) upon its effectiveness;

•

105,900 additional shares of common stock reserved for issuance under our 2016 Plan following June 30, 2019, which shares will also be added to the shares to be reserved under our 2019 Plan upon its effectiveness;

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2,700,000 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

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270,000 shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 2.832861-for-1 reverse stock split of our common stock and our redeemable convertible preferred stock effected on October 18, 2019;

•	no exercise of outstanding options after June 30, 2019;

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us;

•

the conversion of 14,193,281 outstanding shares of our redeemable convertible preferred stock as of June 30, 2019 into an aggregate of 14,193,281 shares of our common stock, which will occur immediately prior to the completion of this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations and comprehensive loss data for the years ended December 31, 2017 and 2018 (except for the pro forma net loss per share and the pro forma share information) from our audited financial statements and related notes included elsewhere in this prospectus. We derived the statement of operations and comprehensive loss data for the six months ended June 30, 2018 and 2019 and the balance sheet data as of June 30, 2019 from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments that are necessary to state fairly the unaudited interim financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the six months ended June 30, 2019, are not necessarily indicative of results to be expected for the full year or any other period. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data
Operating expenses:
Research and development	$3,632	$13,755	$4,635	$10,506

General and administrative	2,051	2,981	1,361	4,737

Total operating expenses	5,683	16,736	5,996	15,243

Loss from operations	(5,683)	(16,736)	(5,996)	(15,243)

Gain on change in the fair value of related party derivative liabilities	703	—	—	—
Loss on extinguishment of related party convertible notes, net	(1,177)	—	—	—
Interest income	44	233	136	753
Related party interest expense	(488)	—	—	—

Net loss and comprehensive loss	$(6,601)	$(16,503)	$(5,860)	$(14,490)

Deemed dividend	(12,543)	—	—	—

Net loss attributable to common stockholders	$(19,144)	$(16,503)	$(5,860)	$(14,490)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(13.56)	$(11.69)	$(4.15)	$(10.26)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(1)	1,411,966	1,411,966	1,411,966	1,412,161

Pro forma net loss per share, basic and diluted(1)		$(1.83)		$(1.05)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted(1)		9,023,657		13,797,098

(1)

For the calculation of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and weighted-average number of shares used in the computation of the per share amounts, see Note 11 to our financial statements included elsewhere in this prospectus.

	As of June 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$83,357	$83,357	$154,849
Working capital(3)	83,865	83,865	155,553
Total assets	87,887	87,887	159,091
Redeemable convertible preferred stock	135,853	—	—
Total stockholders’ (deficit) equity	(51,511)	84,342	155,742

(1)

The pro forma balance sheet data gives effect to the conversion of all outstanding shares of our redeemable convertible preferred stock at June 30, 2019 into an aggregate of 14,193,281 shares of common stock, which will occur immediately prior to the completion of this offering and the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

Reflects the pro forma adjustments described in footnote (1) above and to the issuance and sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline if one or more of these risks or uncertainties actually occur, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock. Certain statements below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Risks Related to Our Business

We are a clinical stage biopharmaceutical company with limited operating history. We have incurred significant losses and negative cash flows from operations since our formation, and we anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are a clinical stage biopharmaceutical company with a limited operating history. Our operations to date have been limited to organizing our company, raising capital and developing our product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a clinical development focus to a company capable of supporting commercial activities. We have not yet demonstrated our ability to successfully obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization, and we may not be successful in such a transition.

We do not have any products approved for sale, we have not generated any revenue and have incurred net losses in each reporting period since our company’s formation. We have funded our operations primarily from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. Our net losses were $6.6 million and $16.5 million for the years ended December 31, 2017 and 2018, respectively, and $14.5 million as of June 30, 2019. As of June 30, 2019, we had an accumulated deficit of $53.0 million. Additionally, the net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indicator of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We expect to continue incurring significant expenses and increasing operating losses for the foreseeable future. We expect that our expenses will increase substantially if and as we:

•	initiate additional preclinical, clinical and other studies for our product candidates;

•	change or add additional manufacturers or suppliers, some of which may require additional permits or other governmental approvals;

•	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts;

•	seek marketing approvals and reimbursement for our product candidates;

•	establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and develop additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	make milestone or other payments in connection with the development or approval of our product candidates;

•	maintain, protect, and expand our intellectual property portfolio; and

•	experience any delays or encounter issues with any of the above.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital and our ability to achieve and maintain profitability.

We are highly dependent on the success of our lead product candidate OC-01. If we are unable to successfully complete our clinical development program for OC-01 and obtain the marketing approvals necessary to commercialize OC-01 or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize this product candidate, our business will be materially harmed.

We have devoted a significant portion of our financial resources and business efforts to the development of OC-01 for the treatment of DED. Although we are also developing OC-02, we do not anticipate receiving marketing approvals for any product candidates other than OC-01 in the next several years. Our ability to generate revenues from product sales will depend on our obtaining marketing approval for and commercializing OC-01, and we cannot accurately predict when or if OC-01 will be proven to be effective or safe in humans or whether it will receive marketing approval. Because we have focused our resources and efforts on developing OC-01, we have limited resources and may fail to commit adequate resources to, or delay the pursuit of opportunities for, other indications or other product candidates that may have greater commercial potential, and our resource allocation decisions may cause us to fail to capitalize on viable product candidates and profitable market opportunities. If we fail to successfully develop OC-01, we may not be able to identify, assess and develop OC-02 or a second lead product candidate or other product candidates on a timely basis, and our business and operations could be significantly harmed.

Our business depends entirely on the successful discovery, development and commercialization of OC-01, OC-02 and other future product candidates. We currently generate no revenues from sales of any products and may never generate revenue or be profitable.

We have no products approved for commercial sale and do not anticipate generating any revenue until either OC-01 or another product candidate receives the regulatory and marketing approvals necessary for commercialization. Our ability to generate revenue and achieve profitability depends significantly on our ability, or any future collaborator’s ability, to achieve a number of objectives, including:

•	successful and timely completion of preclinical and clinical development of our product candidates, including OC-01, OC-02 and any other future product candidates;

•

establishing and maintaining relationships with contract research organizations (CROs) and clinical sites for the clinical development, both in the United States and internationally, of our product candidates, including OC-01, OC-02 and any other future product candidates;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

•	making any required post-marketing approval commitments to applicable regulatory authorities;

•

establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for product candidates that we develop, if approved;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile both prior to and following any marketing approval of our product candidates;

•	commercial acceptance of our product candidates by patients, the medical community and third-party payors;

•	identifying, assessing and developing new product candidates;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protecting our rights in our intellectual property portfolio;

•	defending against third-party interference or infringement claims, if any;

•	obtaining favorable terms in any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our existing or acquired product candidates;

•	obtaining coverage and adequate reimbursement by hospitals, government and third-party payors for product candidates that we develop;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability, or comparable to the revenues of existing therapies, including Restasis and Xiidra. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

Our lead product candidate OC-01 is based on an active pharmaceutical ingredient (API) that is already on the market, which exposes us to additional risks.

The API in OC-01, varenicline (in the form of varenicline tartrate), has been previously approved by the FDA and the EMA as an oral tablet under the trade name Chantix, an aid to smoking cessation treatment, and is available in more than 80 countries throughout the world. From 2009 to 2016, the FDA required Chantix to carry a boxed warning advising consumers of potential serious mental health side effects from Chantix. Although the FDA removed this box warning from Chantix in 2016 in response to the EAGLES study sponsored by Pfizer, regulatory authorities may identify other adverse side effects related to varenicline in the future or may add back the warning. Additionally, we anticipate that manufacturers will begin selling varenicline in generic form in the future, which could lead to increased use of varenicline by patients and increase the possibility that patients experience adverse side effects related to varenicline. Any adverse side effects that arise from the use of any form of varenicline, whether Chantix, generic varenicline or our product candidate, or reporting thereof could prevent or inhibit the commercialization of OC-01 and seriously harm our business. Furthermore, if manufacturer demand for varenicline increases in the future, particularly as a result of generic forms of varenicline becoming available, we may not be able to continue to obtain varenicline on commercially reasonable terms, which would seriously harm our business.

OC-01 uses a novel and unproven therapeutic approach and mechanism of action to treat DED and therefore its efficacy and safety are difficult to predict, and there is no guarantee that OC-01 or any other product candidates will be approved by the FDA.

We are developing OC-01 as a preservative-free, aqueous nasal spray that will stimulate the lacrimal functional unit (LFU) to produce natural tear film. To our knowledge, OC-01 represents the first pharmacological treatment approach for DED that is aimed at stimulating the LFU. Other than with respect to data from studies and trials of OC-01 and OC-02, there is limited or no clinical evidence showing that natural tear film can be produced through the stimulation of the LFU. For instance, even though OC-01 has shown promising results in preclinical studies and prior clinical trials, we may not succeed in demonstrating safety and efficacy of OC-01 in larger-scale clinical trials, including ONSET-2, our ongoing Phase 3 clinical trial. Advancing OC-01 as a novel product creates significant challenges for us, including:

•	obtaining marketing approval;

•

educating medical personnel, including eye care practitioners (ECPs), and patients regarding the potential efficacy and safety benefits, as well as the challenges, of incorporating our product candidates, if approved, into treatment regimens; and

•	establishing the sales and marketing capabilities upon obtaining any marketing approvals to gain market acceptance.

We cannot guarantee that OC-01 or any of our other future product candidates will be approved by the FDA. Product candidates in later-stage clinical trials often fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA and other comparable foreign regulatory authorities despite having successfully progressed through preclinical studies and other clinical trials. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. For example, although we expect to enroll a subject population with similar eligibility criteria, OC-01 may not demonstrate the same or similar statistically significant results in ONSET-2 as it demonstrated in ONSET-1, our Phase 2b clinical trial. Assessments of efficacy can vary widely for a particular participant, and from participant to participant and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes. In addition, participants treated with OC-01 may also be treated with other investigational drugs, prescription drugs or even over-the-counter treatments following the treatment period of our OC-01 studies, any of which can cause side effects or adverse events that are unrelated to our product candidate, but which are observed during the long-term safety follow-up for OC-01. The occurrence of such side effects or adverse events could have a negative impact on OC-01’s safety profile.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. The outcome of preclinical testing and earlier clinical trials may not be predictive of the success of later clinical trials. The results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities, and we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidate.

Research and development of biopharmaceutical products is inherently risky. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing, approval, which is necessary before they can be commercialized. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Product candidates in later stages of clinical trials may fail to show the desired safety, efficacy and durability profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical and clinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of subjects may not be predictive of those obtained in another. In some instances, there can be significant variability in safety, efficacy or durability results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants.

We may also experience issues in implementing our clinical trials that would delay or prevent us from satisfying the applicable requirements of the FDA and other regulatory authorities, including:

•

the number of participants required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their obligations to us in a timely manner, or at all;

•	other regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site; and

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites.

We may be unable to design and execute clinical trials that support marketing approval. We cannot be certain that our planned clinical trials or any other future clinical trials will be successful. For example, use of OC-01 requires the patient to follow a prescribed technique to administer the nasal spray. Failure to properly administer the nasal spray by the patient or inappropriate technique demonstration by the ECP, may adversely affect the outcome of OC-01 in demonstrating efficacy in one or more clinical trials. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval may limit the scope and use of our product candidate, which may also limit its commercial potential.

If we experience delays or difficulties in the enrollment of subjects in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of subjects to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Any difficulties we experience relating to enrollment in ONSET-2 and ZEN could delay regulatory approval for OC-01.

Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and subjects who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment for any of our future clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•	participant eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

•

ECPs’ and participants’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	participant referral practices of ECPs;

•	the ability to monitor participants adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective trial subjects;

•	continued enrollment of prospective subjects by clinical trial sites; and

•	the risk that subjects enrolled in clinical trials will drop out of the trials before completion.

Our inability to enroll a sufficient number of subjects for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of subjects for our clinical trials, we may have difficulty maintaining enrollment of such subjects in our clinical trials.

Our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects which may delay or prevent marketing approval. In addition, if we obtain approval for any of our product candidates, significant adverse events, toxicities or other undesirable side effects may be identified during post-marketing surveillance, which could result in regulatory action or negatively affect our ability to market the product.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities.

During the conduct of clinical trials, subjects report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to subjects on a commercial scale after approval.

The most commonly reported adverse events in ONSET-1 were non-ocular in nature, whereas reports of ocular adverse events were few and transient. Reduced visual acuity was the only ocular adverse event reported by more than one subject and, in each instance reported, the event was resolved by the next visit. The most commonly reported non-ocular adverse events were sneezing and coughing. If approved, we expect that OC-01 will be used chronically over a prolonged period of time. However, we have no clinical safety data on patients treated with OC-01 for longer than 84 days. Our understanding of the relationship between our product candidates and these adverse events may change as we gather more information, and additional unexpected adverse events may occur. If additional clinical experience indicates that OC-01 or any other product candidate has side effects or causes serious or life-threatening side effects, participant recruitment for studies and the ability of enrolled subjects to complete studies could be negatively impacted, and the development of the product candidate may fail or be delayed, which would severely harm our business, prospects, operating results and financial condition.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of such product or require additional warnings on the label;

•	we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

•

we may be required to create a Risk Evaluation and Mitigation Strategy (REMS) plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, including ECPs, and/or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified executives as we build out the management team, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and need to add executives with operational and commercialization experience as we plan for commercialization of our product candidates and build out a leadership team that can manage our operations as a public company. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

If we engage in acquisitions, in-licensing or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of our equity securities which would result in dilution to our stockholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

We expect to significantly expand our organization, including building sales and marketing capability and creating additional infrastructure to support our operations as a public company, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of sales and marketing and finance and accounting. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our limited experience in managing such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert or stretch our management and business development resources in a way that we may not anticipate. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our business and operations would suffer in the event of system failures.

Our computer systems, as well as those of our contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product candidate development programs. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay clinical development of our product candidates.

Risks Related to Development and Commercialization of Our Product Candidates

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future results. If clinical trials of our product candidates, particularly OC-01, are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. To date, we have focused substantially all of our efforts and financial resources on identifying, acquiring, and developing our product candidates, including conducting preclinical studies and initial clinical trials. Clinical testing is expensive and can take many years to complete, and we cannot be certain that any clinical trials will be conducted as planned or completed on schedule, if at all. Our inability to successfully complete preclinical and clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize product candidates. We currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product.

Each of our product candidates will require additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize OC-01 or any other product candidates that we may develop, including:

•

we may experience delays in or failure to reach agreement on acceptable terms with prospective CROs and clinical sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	we may fail to obtain sufficient enrollment in our clinical trials or participants may fail to complete our clinical trials;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

we may decide, or regulators or institutional review boards may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•

regulators or institutional review boards may require us to perform additional or unanticipated clinical trials to obtain approval or we may be subject to additional post-marketing testing requirements to maintain regulatory approval;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;

•

the cost of clinical trials of our product candidates may be greater than we anticipate, and we may need to delay or suspend one or more trials until we complete additional financing transactions or otherwise receive adequate funding;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate or may be delayed;

•

our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate trials; and

•	regulatory authorities may suspend or withdraw their approval of a product or impose restrictions on its distribution.

We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates on acceptable terms, we may be unable to successfully commercialize our product candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell and market our product candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming, and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Furthermore, we believe that approximately 26% of prescribing ECPs account for 80% of the volume of DED prescription treatments. If we are unable to obtain access to these ECPs or persuade adequate numbers of ECPs to prescribe our products, if and when approved, our efforts to commercialize such products will be severely inhibited, which would have a material adverse effect on our business.

Even if OC-01 or any other product candidate receives marketing approval, they may fail to achieve market acceptance by ECPs and patients, or adequate formulary coverage, pricing or reimbursement by third-party payors and others in the medical community, and the market opportunity for these products may be smaller than we estimate.

If OC-01 or any other product candidate that we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by ECPs, patients, third-party payors and others in the medical community. Current treatments that are commonly used in the United States for DED include over-the-counter eye drops, often referred to as “artificial tears”, Restasis, Xiidra and off-label use of corticosteroids. In particular, existing prescription therapies, notably Restasis and Xiidra, are marketed by much larger biopharmaceutical companies with established brand recognition. As a result, even if OC-01 demonstrates promising or superior clinical results, including the treatment of both signs and symptoms of DED, it is possible that ECPs may continue to rely on these treatments rather than OC-01 or any other product candidate, if and when approved for marketing by the FDA. In addition, if generic versions of any products that compete with any of our product candidates are approved for marketing by the FDA, they would likely be offered at a substantially lower price than we expect to offer for our product candidates, if approved. As a result, ECPs, patients and third-party payors may choose to rely on such products rather than our product candidates.

If OC-01 or any other product candidate does not achieve an adequate level of acceptance, formulary coverage, pricing or reimbursement we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of OC-01 or any other product candidate that we develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including the existing standard of care;

•	our ability to offer our products for sale at competitive prices, particularly in light of the lower cost of alternative treatments;

•	the clinical indications for which the product is approved;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of ECPs to prescribe these therapies;

•	the strength of our marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the potential for our competitors to limit our access to the market through anti-competitive contracts or other arrangements;

•	the availability of third-party formulary coverage and adequate reimbursement, particularly by Medicare in light of the prevalence of DED in persons over age 55;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

Our assessment of the potential market opportunity for OC-01 and other product candidates is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, some of which we commissioned. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Similarly, although the studies we have commissioned are based on information that we believe to be complete and reliable, we cannot guarantee that such information is accurate or complete. The potential market opportunity for the treatment of DED in particular is difficult to precisely estimate. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and fail to accurately reflect market opportunities. Further, we have commissioned a number of market studies that are specific to us and to our product candidates and used the results of these studies to help assess our market opportunity. While we believe that our internal assumptions and the bases of our commissioned studies are reasonable, no independent source has verified such assumptions or bases. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for OC-01 or any of our other product candidates may be smaller than we expect, and as a result our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

Even if we obtain regulatory approval for any of our product candidates, we may be subject to ongoing regulatory obligations or post-marketing commitments as specified by the FDA or other regulatory authorities, which may result in additional costs associated with those commitments.

If we obtain regulatory approval for OC-01 or any other product candidate, such approved products will be subject to continual regulatory review by the FDA and/or non-U.S. regulatory authorities. Additionally, any product candidates, if approved, will be subject to extensive and ongoing regulatory requirements, including labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with such products.

If FDA or a comparable foreign regulatory authority approves any of our product candidates, including OC-01, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current Good Manufacturing Practices (cGMP), as well as Good Clinical Practice (GCP) for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to successfully commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indications or conditions of use for which the product may be marketed or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or problems with our third-party manufacturers’ processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or other countries. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted. Our product candidates will, if approved, also compete with existing branded, generic and off-label products.

The development and commercialization of new drug products is highly competitive. We face competition with respect to OC-01, and will face competition with respect to any other product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

The DED market is already served by a variety of competing products. Many of these existing products have achieved widespread acceptance among ECPs, patients and payors. In addition, certain of these products are available, or may become available, on a generic basis, and our product candidates may not demonstrate sufficient additional clinical benefits to ECPs, patients or payors to justify a higher price compared to generic products. In many cases, insurers or other third-party payors, particularly Medicare, seek to encourage the use of generic products.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, particularly Medicare, seeking to encourage the use of generic products. Generic products are currently being used for certain of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If our product candidates are approved for marketing, such claims could still result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of such products, our manufacturing processes and facilities or our marketing programs. These investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in injury to our reputation, withdrawal of clinical trial participants, costs to defend the related litigation, a diversion of management’s time and our resources, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if approved for commercial sale. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business and cause our stock price to decline. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain or obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including those caused by product liability claims.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act (FCPA) or comparable foreign regulations;

•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trademarks, trade secret protection, and confidentiality agreements to protect the intellectual property related to our development programs and product candidates. Our success depends in part on our ability to obtain and maintain patent protection in the United States and other countries with respect to OC-01, OC-02, and any future product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patents and patent applications that we own may fail to result in issued patents with claims that protect OC-01, OC-02 or any future product candidate in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover OC-01, OC-02 or any future product candidate, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we choose to license certain patent rights in the future from third parties, we may not have the right to control the preparation, filing and prosecution of such patent applications, or to maintain the patents, directed to technology that we license from those third parties. We may also require the cooperation of our future licensor, if any, in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, any licensed patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by any of our future licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

If the patent applications we hold or may in-license in the future with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for OC-01, OC-02 or any future product candidate, it could dissuade other companies from collaborating with us to develop product candidates, and threaten our ability to commercialize OC-01, OC-02 or future product candidates. Any such outcome could have a materially adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, many countries restrict the patentability of methods of treatment of the human body. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our own patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay incurred by the USPTO in examining the patent application (patent term adjustment). The scope of patent protection may also be limited.

Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and specifics of FDA marketing approval of OC-02 and future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is based on the first approved use of a product and is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than we request. If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch their product earlier than might otherwise be the case.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or any of our licensors fail to maintain the patents and patent applications covering OC-01, OC-02 or any future product candidate, our competitors may be able to enter the market, which would have an adverse effect on our business.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Third-party claims or litigation alleging infringement of patents or other proprietary rights, or seeking to invalidate our patents or other proprietary rights, may delay or prevent the development and commercialization of OC-01, OC-02, and any future product candidate.

Our commercial success depends in part on our avoiding infringement and other violations of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation, and administrative law proceedings, inter partes review, and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization.

Also, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current and future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future product candidates may infringe.

We are aware of three issued U.S. patents owned by Pfizer (U.S. Pat. No.: 7,265,119 (the ‘119), 6,890,927 (the ‘927) and 6,410,550 (the ‘550)) that Pfizer has listed in the Orange Book as covering its varenicline tartrate product, which is marketed as Chantix as an aid to smoking cessation treatment. Certain claims of these three patents are directed toward the compound varenicline tartrate and related salts thereof, and therefore may be relevant to our candidate OC-01. Of the three issued patents, we anticipate that only the ‘119 and the ‘927 will be in force at the time that we could expect to receive FDA approval of OC-01 and on October 18, 2019, we entered into a non-exclusive patent license for these patents as further described in “Business—Licenses.” The ‘550 is listed in the Orange Book as expiring May 10, 2020, with pediatric exclusivity expiring November 10, 2020, and based on our current development plans, we anticipate that both the patent and pediatric exclusivity associated with the ‘550 will no longer be in force at the time of our expected FDA approval. However, even with the aforementioned license, we cannot provide assurances that third parties won’t allege infringement, which could delay or prevent the development and commercialization of OC-01 or other product candidates.

In addition, third parties may obtain patent rights in the future and claim that use of our technologies infringes upon their rights. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process, methods of treating certain diseases or conditions that we are pursuing with our product candidates, our formulations including combination therapies, or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms or at all. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our product candidates, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

We may become involved in lawsuits to protect or enforce our patents, the patents of any licensors or our other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use or misappropriations, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more patent of ours or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For any patents and patent applications that we license from third parties, we may have limited or no right to participate in the defense of such licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common shares.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our in-licensed patents, any patents that may be issued as a result of our future patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting, and defending patents covering OC-01, OC-02 and any future product candidate throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may have or obtain patent protection, but where patent enforcement is not as strong as that in the United States. These unauthorized products may compete with our products in such jurisdictions and take away our market share where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Our future reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on third parties to manufacture OC-01, OC-02 and any future product candidates, and we expect to collaborate with third parties on the continuing development of OC-01, OC-02 and any future product candidates, we must, at times, share trade secrets with them. We also expect to conduct R&D programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including material transfer agreements, consulting agreements, manufacturing and supply agreements, confidentiality agreements or other similar agreements with our advisors, employees, contractors, CMOs, CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors CMOs, CROs, other service providers and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies, or at research institutions. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators, and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make formulations or compositions that are the same as or similar to our current and future product candidates, but that are not covered by the claims of the patents that we own;

•

others may be able to make product that is similar to our current and future product candidates we intend to commercialize that is not covered by the patents that we exclusively licensed and have the right to enforce;

•	we, any of our future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

•	we or any of our future licensor might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our future patent applications will not lead to issued patents;

•	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

•	we may not develop additional proprietary technologies that are patentable.

Any collaboration or partnership arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current and future product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•

collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If our future trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we fail to comply with our obligations under any license, collaboration or other agreements, including our license agreement with Pfizer, such agreements may be terminated, we may be required to pay damages and we could lose intellectual property rights that are necessary for developing and protecting our product candidates.

We currently and may in the future license from third parties certain intellectual property relating to current and future product candidates. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Specifically, our license agreement with Pfizer can be terminated by Pfizer upon 60 days’ written notice for our uncured material breach or 30 days following non-payment or immediately upon our insolvency.

Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of our licensors and us and our partners.

If disputes over intellectual property that we license prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.

In addition, certain of our current or future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities.

Further, we or our current or future licensors, if any, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our current or future licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current or future licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, even where we have the right to control patent prosecution of patents and patent applications under a license from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our acquired technologies and current or future licensed technology may be subject to retained rights. Our predecessors or licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

If we are limited in our ability to utilize acquired technologies or current or future licensed technologies, or if we lose our rights to critical acquired or in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of acquired technologies, and current or future licensed technology, into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our product candidate.

Risks Related to Government Regulation

If the FDA does not conclude that OC-01 satisfies the requirements under Section 505(b)(2) of the Federal Food Drug and Cosmetics Act (FFDCA), or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates may take longer, cost more or entail greater complications and risks than anticipated, and may not be successful.

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for OC-01. Section 505(b)(2) of the FFDCA permits the submission of a New Drug Application (NDA) where some or all of the data required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Our ability to rely on certain of the FDA’s findings of safety and effectiveness in approval of another NDA or on studies published in the scientific literature will depend on our ability to demonstrate the relevance to OC-01.

In particular, we are conducting ZEN to evaluate the relative bioavailability of varenicline administered as a nasal spray (OC-01) compared to varenicline administered orally (Chantix) in order to reference certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA. If ZEN does not establish sufficient comparative pharmacokinetics of OC-01 to Chantix, the FDA does not accept or disagrees with our conclusions from ZEN, or the data required for approval of our Section 505(b)(2) NDA are different than anticipated, we may be required to conduct additional development activities or studies or provide additional data and information to pursue the 505(b)(2) regulatory pathway on our proposed timeline. Such delays could result in new competitive products reaching the market faster than OC-01, which could materially adversely impact our competitive position and prospects.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2013, 2018 and 2019, may result in significant reductions to the FDA’s budget, employees and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates. In addition, our competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical trials that support their approval, contain deficiencies. Such actions by our competitors could delay or even prevent the FDA from approving any of our NDAs.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•

the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects.

We may face difficulties from changes to current regulations and future legislation.

In the United States, the European Union and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. Some of the provisions of the ACA have yet to be implemented, and there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (Tax Act) which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In July 2018, the Centers for Medicare and Medicaid Services (CMS) published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment.

On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidates, if approved, and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of prescription drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. Additionally, on January 31, 2019, HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufactures to Medicare Part D plan sponsors, Medicaid managed care organizations, and those entities’ pharmacy benefit managers, the purpose of which is to further reduce the cost of drug products to consumers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, comply with data privacy and security laws and accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Although we have adopted a code of business conduct and ethics with respect to our employees, agents and contractors, which will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

In addition, we may choose to conduct international clinical trials. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the U.S. population and U.S. medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (3) audits by regulatory authorities of the clinical data do not identify significant data integrity issues. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Our business activities may be subject to the FCPA and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We have an ongoing trial and plan to initiate additional trials in countries other than the United States. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers, including ECPs, who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. For example, if we receive marketing approval for OC-01 as a treatment for the signs and symptoms of DED, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC) and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2013, 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Risks Related to Reliance on Third Parties

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

We do not have the ability to independently conduct our clinical trials. We currently rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our current and planned clinical trials of OC-01 and OC-02, and we expect to continue to rely upon third parties to conduct additional clinical trials of OC-01, OC-02 and potential future product candidates. Third parties have a significant role in the conduct of our clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements with such third party, we have limited ability to control the amount or timing of resources that any such third party will devote to our clinical trials. Some of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements with a third party, it would delay our development activities.

Our reliance on these third parties for such development activities will reduce our control over these activities but will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process. We also are required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We contract with third parties for the production of our product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. We do not have long-term supply agreements. If we were to experience an unexpected loss of supply of OC-01, OC-02 or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements, including manufacturing drug supply pursuant to strictly enforced cGMPs;

•	the failure of the third party to manufacture our product candidates according to our specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and harm our business and results of operations.

We currently rely on single source manufacturers and suppliers for the supply of OC-01 and OC-02. If we decide to move to different or add additional manufacturers and suppliers in the future, any such transition or addition would require significant efforts in testing and validating the manufacturing and formulation process and could result in delays or other issues, which could have an adverse effect on the supply of our product candidates.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

We may pursue collaborations with third parties for the development or commercialization of our product candidates. If we decide to pursue collaborations, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans. If we do enter into collaborations that are not successful, we may not be able to capitalize on the market potential of these product candidates.

Our development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales and marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Our business operations and current and future relationships with healthcare professionals, clinical investigators, consultants, patient organizations, customers, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, including ECPs, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members. The information reported is publicly available on a searchable website, with disclosure required annually; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Some state laws require biotechnology companies to report information on the pricing of certain drug products. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the European Union is governed by the General Data Protection Regulation (GDPR), which extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles, creates new obligations for companies and new rights for individuals. Failure to comply with the GDPR may result in substantial fines and other administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and if our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, it could adversely affect our business in the European Union.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices, including the provision of stock options as compensation for consulting services to physicians and other healthcare providers, some of whom may be in a position to recommend, purchase and/or prescribe our product candidates, if approved, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to our Common Stock and to this Offering

Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed significant amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue to conduct clinical trials of, and seek marketing approval for, OC-01, OC-02 and any other future product candidates. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. In addition, if we obtain marketing approval for any of our product candidates, including OC-01, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop. Following this offering, we also expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations.

As of June 30, 2019, we had $83.4 million in cash and cash equivalents. The net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $71.4 million, based upon the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Although we believe that the net proceeds from this offering, together with our available cash and cash equivalents, will be sufficient to fund our planned operations for at least 12 months following the date of this offering, this belief is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We plan to use the net proceeds from this offering to fund the development of OC-01 and OC-02 and prepare for the commercialization of OC-01, including the initial build-out of a specialty sales organization, and to fund general research and development activities, working capital and other general corporate activities. Advancing the development of OC-01, OC-02 and any other future product candidates will require a significant amount of capital. The net proceeds from this offering and our existing cash and cash equivalents may not be sufficient to fund all of the activities that are necessary to complete the development of OC-01, OC-02 and any other future product candidates. We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. We may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing, which may dilute our stockholders or restrict our operating activities. The amount of additional capital we will need to raise will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug discovery efforts, preclinical development activities, laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;

•	the scope and costs of development and commercial manufacturing activities;

•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

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our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;

•	our implementation of operational, financial and management systems; and

•	the costs associated with being a public company.

We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of preclinical studies and clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the pharmaceutical and biotechnology sector;

•	changes in the structure of healthcare payment systems;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	expiration of market stand-off or lock-up agreements; and

•	general economic, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.45 per share, representing the difference between the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and our pro forma net tangible book value per share after giving effect to this offering and the conversion of all outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering. As of June 30, 2019, there were 2,321,804 shares subject to outstanding options with a weighted-average exercise price of $2.78 per share. To the extent that these outstanding options are ultimately exercised or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 20,612,307 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2019, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and the conversion of all outstanding shares of our redeemable convertible preferred stock into 14,193,281 shares of common stock immediately prior to the completion of this offering. This includes the 5,000,000 shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or pursuant to our directed share program.

We and our executive officers, directors, purchasers participating in our directed share program and the holders of substantially all of our common stock have entered into market stand-off agreements with us and lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC, Cowen and Company, LLC, and Piper Jaffray & Co. for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC, Cowen and Company, LLC, and Piper Jaffray & Co. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See the description of the market stand-off agreement with us and the lock-up agreement with the underwriters in the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Moreover, after this offering, holders of an aggregate of 14,193,281 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 90.0% of our voting stock and, upon the completion of this offering, that same group will beneficially own approximately 68.1% of our outstanding voting stock based on the number of shares of common stock outstanding as of June 30, 2019 assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options, no purchases of shares in this offering (including in our directed share program) by any member of this group of stockholders and conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock immediately prior to the completion of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Participation in this offering by certain of our directors, officers or other affiliates could reduce the available public float of our shares.

Certain of our existing stockholders that are affiliated with certain of our directors or that beneficially own more than 10% of our outstanding common stock have agreed to purchase an aggregate of approximately 2.2 million shares of our common stock in this offering at the initial public offering price. Such purchases will reduce the available public float of our common stock because such purchasers are restricted from selling such shares during the 180-day period following this offering and thereafter could be subject to volume limitations pursuant to restrictions under applicable securities laws. As a result, any purchase of shares by our directors, officers or affiliates in this offering will reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not directors, officers or our other affiliates.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), requires that we evaluate and determine the effectiveness of our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

To date, we have had limited financial and accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. During 2019, in connection with the audits of our financial statements as of and for the years ended December 31, 2018 and 2017, we identified material weaknesses in our control over financial reporting.

First, we did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lack a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to an additional material weakness in that we did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of account reconciliations and journal entries.

These material weaknesses resulted in an audit adjustment to decrease operating expenses and accounts payable in the year ended December 31, 2018. Additionally, each of the above material weaknesses could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We plan to take the following steps to address the internal control deficiencies that contributed to the material weakness, including the following:

•

hiring of additional finance and accounting personnel with prior experience working for finance departments of public companies and technical accounting experience, supplemented by third-party resources;

•	documenting and formally assessing our accounting and financial reporting policies and procedures; and

•

assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon completion of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a poison pill);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting;

•	authorize our board of directors to amend the bylaws;

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the completion of this offering provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. If a court were to find this exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. Nothing in our amended and restated bylaws, including the exclusive-forum provision, precludes stockholders that assert claims under the Securities Act or the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

Our net operating loss carryforwards (NOLs) could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law. Under the Tax Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited. It is uncertain if and to what extent various states will conform to the Tax Act. As of December 31, 2018, we had U.S. federal and state NOLs of $22.8 million, and $23.9 million, respectively, which will expire beginning in the year 2035.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change income and taxes may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. We have determined that no significant limitation would be placed on the utilization of our net operating loss and tax credit carryforwards due to prior ownership change. Our ability to utilize those NOLs could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the likelihood of our clinical trials demonstrating safety and efficacy of our product candidates, and other positive results;

•	the timing of initiation of our future clinical trials, and the reporting of data from our current and future trials;

•	our plans relating to the clinical development of our product candidates, including the size, number and disease areas to be evaluated;

•	the size of the market opportunity and prevalence of DED for our product candidates;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the success of competing therapies that are or may become available;

•	our estimates of the number of patients in the United States who suffer from DED and the number of patients that will enroll in our clinical trials;

•	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

•	the timing or likelihood of regulatory filings and approval for our product candidates;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our plans relating to the further development and manufacturing of our product candidates, including additional indications for which we may pursue;

•	the expected potential benefits of strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	existing regulations and regulatory developments in the United States and other jurisdictions;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

•	the need to hire additional personnel, in particular sales personnel, and our ability to attract and retain such personnel;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance;

•	the sufficiency of our existing capital resources to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing resources and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research, including surveys and studies we have sponsored and/or conducted, and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

The net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $71.4 million, or approximately $82.6 million if the underwriters exercise their option to purchase additional shares in full, based upon the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing capital resources, as follows:

•	approximately $30 million to fund the development of our lead product candidate OC-01, including our current Phase 3 clinical trial and our planned Phase 1 pharmacokinetic “bridge” trial;

•	approximately $35 million to fund our preparations for the commercialization of OC-01, including the initial build-out of a specialty sales organization; and

•	the remainder to fund development of OC-02, general research and development activities, working capital and other general corporate activities.

We expect that the net proceeds from this offering, together with our available cash and cash equivalents, will allow us to complete enrollment of and report top-line results from our current ZEN Phase 1 and ONSET-2 Phase 3 clinical trials of OC-01. The net proceeds from this offering, together with our available cash and cash equivalents, are unlikely to be sufficient for us to fund OC-01, or any other product candidate, through regulatory approval, launch and commercialization, and we anticipate needing to raise additional capital to complete the development and commercialization of OC-01 and any other product candidates we develop. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, our product candidates due to, among other factors, our lack of experience with initiating, conducting and completing Phase 3 clinical trials, obtaining regulatory approval and commercializing product candidates, the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results, and the actual costs of manufacturing and supplying our product candidates.

We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.

Although we believe that the net proceeds from this offering, together with our available cash and cash equivalents, will be sufficient to fund our planned operations for at least 12 months following the date of this offering, this belief is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2019, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2019 into an aggregate of 14,193,281 shares of common stock upon the completion of this offering and the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to further reflect our issuance and sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$83,357	$83,357	$154,849

Redeemable convertible preferred stock, $0.001 par value per share; 14,193,281 shares authorized, 14,193,281 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$135,853	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.001 par value per share; 20,121,000 shares authorized, 1,419,026 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 15,612,307 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 20,612,307 shares issued and outstanding, pro forma as adjusted	1	16	21
Additional paid-in capital	1,498	137,336	208,731
Accumulated deficit	(53,010)	(53,010)	(53,010)

Total stockholders’ (deficit) equity	(51,511)	84,342	155,742

Total capitalization	$84,342	$84,342	$155,742

The number of shares of our common stock to be outstanding after this offering is based on the 15,612,307 shares of our common stock outstanding as of June 30, 2019 (including an aggregate of 14,193,281 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of June 30, 2019), and excludes the following:

•	2,321,804 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2019, at a weighted-average exercise price of $2.78 per share;

•	464,577 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after June 30, 2019, at a weighted-average exercise price of $12.86 per share;

•	425,010 shares of common stock for future issuance under our 2016 Plan, as of June 30, 2019, which shares will be added to the shares to be reserved under our 2019 Plan upon its effectiveness;

•

105,900 additional shares of common stock reserved for issuance under our 2016 Plan following June 30, 2019, which shares will also be added to the shares to be reserved under our 2019 Plan upon its effectiveness;

•

2,700,000 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

270,000 shares of common stock reserved for issuance under our 2019 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book deficit as of June 30, 2019 was $51.8 million, or $36.50 per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets (total assets less deferred offering costs) less our total liabilities and redeemable convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of June 30, 2019.

Our pro forma net tangible book value as of June 30, 2019 was $84.1 million, or $5.38 per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all of the 14,193,281 shares of our redeemable convertible preferred stock outstanding as of June 30, 2019 into an aggregate of 14,193,281 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2019, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 14,193,281 shares of our common stock upon the completion of this offering.

After giving further effect to our sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $16.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been $155.7 million, or $7.55 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.17 to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $8.45 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$16.00
Historical net tangible book value (deficit) per share as of June 30, 2019	$(36.50)
Pro forma change in net tangible book value (deficit) per share as of June 30, 2019	$41.88
Pro forma net tangible book value (deficit) per share as of June 30, 2019	$5.38
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$2.17

Pro forma as adjusted net tangible book value per share after this offering		$7.55

Dilution per share to new investors purchasing shares in this offering		$8.45

If the underwriters exercise their option to purchase 750,000 additional shares of common stock in this offering in full at the initial public offering price of $16.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $7.81 per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $8.19 per share.

The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2019, the number of shares of common stock purchased from us on an as-converted to common stock basis, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at the initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	15,612,307	75.7%	$136,137,000	63.0%	$8.72
Investors participating in this offering	5,000,000	24.3	80,000,000	37.0	$16.00

Total	20,612,307	100%	$216,137,000	100%	$10.49

The table above assumes no exercise of the underwriters’ option to purchase 750,000 additional shares in this offering and no purchase of shares by any existing stockholders in this offering (including in the directed share program). If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to approximately 73.1% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to approximately 26.9% of the total number of shares outstanding after this offering.

The number of shares of our common stock to be outstanding after this offering is based on the 15,612,307 shares of our common stock outstanding as of June 30, 2019 (including an aggregate of 14,193,281 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of June 30, 2019) and excludes the following:

•	2,321,804 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2019, at a weighted-average exercise price of $2.78 per share;

•	464,577 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after June 30, 2019, at a weighted-average exercise price of $12.86 per share;

•	425,010 shares of common stock for future issuance under our 2016 Plan as of June 30, 2019, which shares will be added to the shares to be reserved under our 2019 Plan upon its effectiveness;

•

105,900 additional shares of common stock reserved for issuance under our 2016 Plan following June 30, 2019, which shares will also be added to the shares to be reserved under our 2019 Plan upon its effectiveness;

•

2,700,000 shares of common stock reserved for future issuance under our 2019 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

270,000 shares of common stock reserved for issuance under our 2019 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected statements of operations and comprehensive loss data for the years ended December 31, 2017 and 2018 (except for the pro forma net loss per share and the pro forma share information), and the balance sheet data as of December 31, 2017 and 2018, from our audited financial statements and related notes included elsewhere in this prospectus. We derived the statement of operations and comprehensive loss data for the six months ended June 30, 2018 and 2019 and the balance sheet data as of June 30, 2019 from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments that are necessary to state fairly the unaudited interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2019, are not necessarily indicative of results to be expected for the full year or any other period. You should read the financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(in thousands, except share and per share amounts)
Statement of Operations and Comprehensive Loss Data
Operating expenses:
Research and development	$3,632	$13,755	$4,635	$10,506
General and administrative	2,051	2,981	1,361	4,737

Total operating expenses	5,683	16,736	5,996	15,243

Loss from operations	(5,683)	(16,736)	(5,996)	(15,243)

Gain on change in the fair value of related party derivative liabilities	703	—	—	—
Loss on extinguishment of related party convertible notes, net	(1,177)	—	—	—
Interest income	44	233	136	753
Related party interest expense	(488)	—	—	—

Net loss and comprehensive loss	$(6,601)	$(16,503)	$(5,860)	$(14,490)

Deemed dividend	(12,543)	—	—	—

Net loss attributable to common stockholders	$(19,144)	$(16,503)	$(5,860)	$(14,490)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(13.56)	$(11.69)	$(4.15)	$(10.26)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted(1)	1,411,966	1,411,966	1,411,966	1,412,161

Pro forma net loss per share, basic and diluted(1)		$(1.83)		$(1.05)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted(1)		9,023,657		13,797,098

(1)

For the calculation of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and weighted-average number of shares used in the computation of the per share amounts, see Note 11 to our financial statements included elsewhere in this prospectus.

	As of December 31,		As of June 30, 2019
	2017	2018
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$22,311	$5,228	$83,357
Working capital(1)	21,107	4,678	83,865
Total assets	23,174	5,704	87,887
Total liabilities	2,067	946	3,545
Redeemable convertible preferred stock	43,001	43,001	135,853
Accumulated deficit	(22,017)	(38,520)	(53,010)
Total stockholders’ deficit	(21,894)	(38,243)	(51,511)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class pharmaceutical therapies to treat ocular surface diseases. Our lead product candidate OC-01 (varenicline), a highly selective nicotinic acetylcholine receptor (nAChR) agonist, is being developed as a nasal spray to treat the signs and symptoms of dry eye disease (DED). OC-01’s novel mechanism of action is designed to re-establish tear film homeostasis by activating the trigeminal parasympathetic pathway and stimulating the glands and cells responsible for natural tear film production. In our Phase 2b clinical trial (ONSET-1) in 182 subjects, OC-01 demonstrated statistically significant improvements (as compared to placebo) in both signs and symptoms of DED. Based on OC-01’s clinical trial results and its rapid onset of action, we believe OC-01, if approved, has the potential to become the new standard of care and redefine how DED is treated for millions of patients. We initiated a Phase 3 clinical trial (ONSET-2) in July 2019 and expect to report top-line results in mid-2020. Based on the results from this second registrational trial, we plan to submit a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) in the second half of 2020. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders. We have identified several indications, including several outside of ophthalmology, where we believe this approach could provide a meaningful benefit to patients.

Since our formation in June 2015, we have devoted substantially all of our resources to developing our product candidates. We have incurred significant operating losses to date. Our net losses were $6.6 million and $16.5 million for the years ended December 31, 2017 and 2018, respectively, and $5.9 million and $14.5 million for the six months ended June 30, 2018 and 2019, respectively. As of June 30, 2019, we had an accumulated deficit of $53.0 million. We expect that our operating expenses will increase significantly as we advance our product candidates through preclinical and clinical development, seek regulatory approval, and prepare for and, if approved, proceed to commercialization; acquire, discover, validate and develop additional product candidates; obtain, maintain, protect and enforce our intellectual property portfolio; and hire additional personnel. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We do not have any products approved for sale and have not generated any revenue since inception. We have funded our operations primarily from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. In February and April 2019, we raised an aggregate of $93.0 million from the sale of Series B redeemable convertible preferred stock. As of June 30, 2019, we had cash and cash equivalents of $83.4 million. We believe that our available cash and cash equivalents will be sufficient to fund our planned operations for at least 12 months following the date of this offering.

Our ability to generate product revenue will depend on the successful development, regulatory approval and eventual commercialization of one or more of our product candidates. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our product candidates.

We plan to continue to use third-party service providers, including clinical research organizations (CROs) and contract manufacturing organization (CMOs), to carry out our preclinical and clinical development and to manufacture and supply the materials to be used during the development and commercialization of our product candidates. We do not currently have a sales force. If OC-01 is approved for the treatment of the signs and symptoms of DED, we intend to deploy a specialty sales force at launch of approximately 150 to 200 field representatives.

On October 18, 2019, we entered into a non-exclusive patent license agreement with Pfizer, pursuant to which we made an upfront payment of $5 million. If we successfully commercialize OC-01, we may be required to pay a single milestone payment in the very low double-digit millions and tiered royalties on net sales of OC-01 at percentages ranging from the mid-single digits to the mid-teens. For more information on the terms of our license agreement with Pfizer, see “Business—Licenses.”

Components of Results of Operations

Operating Expenses

Research and Development Expenses

Substantially all of our research and development expenses consist of expenses incurred in connection with the development of our product candidates. These expenses include fees paid to third parties to conduct certain research and development activities on our behalf, consulting costs, costs for laboratory supplies, product acquisition and license costs, certain payroll and personnel-related expenses, including salaries and bonuses, employee benefit costs and stock-based compensation expenses for our research and product development employees and allocated overhead, including rent, equipment, depreciation, information technology costs and utilities. We expense both internal and external research and development expenses as they are incurred.

We do not allocate our costs by product candidate, as a significant amount of research and development expenses include internal costs, such as payroll and other personnel expenses, laboratory supplies and allocated overhead, and external costs, such as fees paid to third parties to conduct research and development activities on our behalf, are not tracked by product candidate. In particular, with respect to internal costs, several of our departments support multiple product candidate research and development programs, and therefore the costs cannot be allocated to a particular product candidate or development program. The following table shows our research and development expenses by type of activity:

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(in thousands)
Clinical and preclinical	$1,492	$9,302	$2,777	$3,061
Chemistry, Manufacturing and Controls (CMC)	588	2,885	1,255	5,894
Regulatory and other costs	1,552	1,568	603	1,551

Total research and development expenses	$3,632	$13,755	$4,635	$10,506

We are focusing substantially all of our resources on the development of our product candidates, particularly OC-01. We expect our research and development expenses to increase substantially following this offering and for at least the next few years, as we seek to initiate additional clinical trials for our product candidates, complete our clinical programs, pursue regulatory approval of our product candidates and prepare for the possible commercialization of these product candidates. Predicting the timing or cost to complete our clinical programs or validation of our commercial manufacturing and supply processes is difficult and delays may occur because of many factors, including factors outside of our control. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate, we could be required to expend significant additional financial resources and time on the completion of clinical development. Furthermore, we are unable to predict when or if our product candidates will receive regulatory approval with any certainty.

General and Administrative Expenses

General and administrative expenses consist principally of payroll and personnel expenses, including salaries and bonuses, benefits and stock-based compensation expenses, professional fees for legal, consulting, accounting and tax services, allocated overhead, including rent, equipment, depreciation, information technology costs and utilities, and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase as a result of increased personnel costs, expanded infrastructure and higher consulting, legal and accounting services costs associated with complying with the applicable stock exchange and SEC requirements, investor relations costs and director and officer insurance premiums associated with being a public company.

Non-Cash Income and Expense Items

Non-cash items consist of changes in the fair value of embedded derivative liabilities related to the convertible promissory notes, and a loss on extinguishment of the convertible promissory notes upon their conversion into shares of Series A redeemable convertible preferred stock.

Related Party Interest Expense

Related party interest expense consists primarily of interest expense related to convertible promissory notes, including accretion of debt discount and debt issuance costs.

Interest Income

Interest income consists primarily of interest income earned on our cash and cash equivalents.

Results of Operations

Comparison of the Six Months Ended June 30, 2018 and 2019

The following table summarizes our results of operations for the periods indicated:

	Six Months Ended June 30,
	2018	2019	Change	% Change
	(in thousands)
Operating expenses:
Research and development	$4,635	$10,506	$5,871	127%
General and administrative	1,361	4,737	3,376	248%

Loss from operations	(5,996)	(15,243)	(9,247)	154%
Interest income	136	753	617	454%

Net loss	$(5,860)	$(14,490)	$(8,630)	147%

Research and Development Expenses

Research and development expenses increased by $5.9 million, or 127%, from the six months ended June 30, 2018 to the six months ended June 30, 2019. The increase in research and development expenses was primarily due to our advancement of OC-01 and OC-02 and reflected an increase in fees paid to CROs and CMOs of $5.0 million and an increase in payroll and personnel-related expenses, including salaries and bonuses, benefits and stock-based compensation expense, of $0.9 million.

General and Administrative Expenses

General and administrative expenses increased by $3.4 million, or 248%, from the six months ended June 30, 2018 to the six months ended June 30, 2019. The increase in general and administrative expenses was primarily due to the expansion of our organization and reflected an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $1.3 million; an increase in marketing and promotional expenses of $0.8 million; an increase in professional fees for legal, consulting, accounting, tax and other outside services of $1.0 million; and an increase in other general and administrative expenses of $0.3 million.

Interest Income

Interest income increased by $0.6 million, or 454%, from the six months ended June 30, 2018 to the six months ended June 30, 2019, primarily due to an increase in cash and cash equivalents due to the sale of shares of Series B redeemable convertible preferred stock in February and April 2019.

Comparison of the Years Ended December 31, 2017 and 2018

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2017	2018	Change	% Change
	(in thousands)
Operating expenses:
Research and development	$3,632	$13,755	$10,123	279%
General and administrative	2,051	2,981	930	45%

Loss from operations	(5,683)	(16,736)	(11,053)	194%
Gain on change in the fair value of related party derivative liabilities	703	—	(703)	(100)%
Loss on extinguishment of related party convertible notes, net	(1,177)	—	1,177	(100)%
Interest income	44	233	189	430%
Related party interest expense	(488)	—	488	(100)%

Net loss	$(6,601)	$(16,503)	$(9,902)	150%

Research and Development Expenses

Research and development expenses increased by $10.1 million, or 279%, from the year ended December 31, 2017 to the year ended December 31, 2018. The increase in research and development expenses was primarily due to the advancement of OC-01 and OC-02 into Phase 2 clinical trials in 2018 and reflected an increase in fees paid to CROs and CMOs of $10.1 million; and an increase in payroll and personnel-related expenses due to an increase in headcount, including salaries and bonuses, benefits and stock-based compensation expense, of $1.4 million. There were no product acquisition or license costs in the year ended December 31, 2018, resulting in a decrease of $1.5 million from the year ended December 31, 2017.

General and Administrative Expenses

General and administrative expenses increased by $0.9 million, or 45%, from the year ended December 31, 2017 to the year ended December 31, 2018. The increase in general and administrative expenses was primarily due to the expansion of our organization and reflected an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $0.5 million; and an increase in other general and administrative expenses of $0.5 million.

Gain on Change in the Fair Value of Related Party Derivative Liabilities

Gain on the change in the fair value of derivative liabilities was $0.7 million for the year ended December 31, 2017, compared to $0 for the year ended December 31, 2018, due to remeasurement of the derivative liabilities to fair value prior to the settlement of the convertible promissory notes and this respective derivative liability upon conversion of the notes into shares of Series A redeemable convertible preferred stock in October 2017.

Loss on Extinguishment of Related Party Convertible Notes, Net

Loss on conversion of convertible notes was $1.2 million for the year ended December 31, 2017, compared to $0 for the year ended December 31, 2018, due to the settlement of the convertible promissory notes upon conversion of the notes into shares of Series A redeemable convertible preferred stock in October 2017.

Liquidity and Capital Resources

Sources of Liquidity

Since our formation in 2015 through June 30, 2019, we have funded our operations with an aggregate of $121.4 million in gross cash proceeds from the sale of redeemable convertible preferred stock and convertible promissory notes. We received gross cash proceeds of $2.1 million from the sale and issuance of convertible promissory notes during the year ended December 31, 2016, and gross cash proceeds of $4.3 million from the sale and issuance of convertible promissory notes and gross cash proceeds of $22.0 million from the sale of Series A redeemable convertible preferred stock during the year ended December 31, 2017. In February and April 2019 we received gross cash proceeds of $85.0 million and $8.0 million, respectively, from the sale of Series B redeemable convertible preferred stock. As of June 30, 2019, we had cash and cash equivalents of $83.4 million.

Future Funding Requirements

We have incurred net losses since our inception. For the years ended December 31, 2017 and 2018, we had net losses of $6.6 million and $16.5 million, respectively, and we expect to incur substantial additional losses in future periods. As of June 30, 2019, we had an accumulated deficit of $53.0 million. Based on our current business plan, we believe that our available cash and cash equivalents will be sufficient to fund our planned operations for at least 12 months following the date of this offering.

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates or enter into collaborative agreements with third parties, and we do not know when, or if, either will occur. We expect to continue to incur significant losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. We may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. We anticipate that we will need to raise substantial additional capital, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug discovery efforts, preclinical development activities, laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;

•	the scope and costs of development and commercial manufacturing activities;

•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•

our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;

•	our implementation of operational, financial and management systems; and

•	the costs associated with being a public company.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Adequate funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials or we may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves. If we are required to enter into collaborations and other arrangements to supplement our funds, we may have to give up certain rights that limit our ability to develop and commercialize our product candidates or may have other terms that are not favorable to us or our stockholders, which could materially affect our business and financial condition.

See the section of this prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

2016 and 2017 Convertible Notes

Since our formation, we have issued convertible promissory notes for an aggregate amount of $6.4 million, all of which converted at various discounts into 3,728,691 shares of Series A redeemable convertible preferred stock in October 2017. The terms of the convertible promissory notes included premiums to be paid upon consummation of change of control ranging from 200% to 700%, and conversion price discounts in the event of automatic conversion of the notes at qualified financing ranging from 15% to 75%.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for each of the periods presented below:

	Years Ended December 31,		Six Months Ended June 30,
	2017	2018	2018	2019
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(4,674)	$(17,083)	$(6,484)	$(14,518)
Investing activities	—	—	—	(69)
Financing activities	26,175	—	—	92,767

Net increase (decrease) in cash, cash equivalents and restricted cash	$21,501	$(17,083)	$(6,484)	$78,180

Cash Flows from Operating Activities

Net cash used in operating activities was $4.7 million for the year ended December 31, 2017. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $6.6 million, increased by gain on change in fair value of related party derivative liabilities of $0.7 million, and an increase in prepaid expenses and other current assets of $0.9 million, driven by prepayments made to CROs and CMOs during the year; and partially offset by non-cash related party interest expense on convertible promissory notes of $0.5 million, loss on conversion of promissory notes of $1.2 million, and an increase in accrued liabilities of $1.6 million primarily due to an increase in accrued research and development and accrued compensation expenses.

Net cash used in operating activities was $17.1 million for the year ended December 31, 2018. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $16.5 million, increased by a decrease in accrued liabilities of $1.2 million primarily due to a decrease in accrued research and development and accrued compensation expenses, and partially offset decrease in prepaid expenses and other current assets of $0.5 million.

Net cash used in operating activities was $6.5 million for the six months ended June 30, 2018. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $5.9 million, increased by the decrease in accrued liabilities of $1.3 million primarily due to a decrease in accrued research and development and accrued compensation expenses, an increase in prepaid expenses of $0.9 million arising from prepayments made to CROs and CMOs, and partially offset by an increase in accounts payable of $1.5 million mainly due to the timing of payments to our service providers.

Net cash used in operating activities was $14.5 million for the six months ended June 30, 2019. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $14.5 million, increased by an increase in prepaid expenses of $3.7 million due to prepayments made to CROs and CMOs, partially offset by an increase in accrued liabilities of $0.8 million due to an increase in accrued research and development, an increase in accounts payable of $1.6 million mainly due to the timing of payments to our service providers, and by stock-based compensation expense of $1.2 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $26.2 million for the year ended December 31, 2017, which consisted primarily of $21.9 million of net proceeds from the sale of Series A redeemable convertible preferred stock and $4.3 million of proceeds from issuance of convertible promissory notes. Net cash provided by financing activities was zero for the year ended December 31, 2018.

Net cash provided by financing activities was zero for the six months ended June 30, 2018. Net cash provided by financing activities was $92.8 million for the six months ended June 30, 2019, primarily due to net proceeds from the sale of Series B redeemable convertible preferred stock of $92.9 million, offset by cash paid with respect to the deferred offering costs of $0.1 million. Net cash used in investing activities was zero for the six months ended June 30, 2018. Net cash used in investing activities was $0.1 million for the six months ended June 30, 2019, which related to the purchase of property and equipment.

Contractual Obligations and Commitments

In October 2016, we entered into an asset purchase agreement pursuant to which we acquired the compound OC-02. Under this agreement we are obligated to make milestone payments of up to an aggregate of $37.0 million upon achievement of certain development and regulatory milestone events. In March 2018, we made a payment of $1.5 million upon completion of the first of these milestones. We accrued such amount as of December 31, 2017 as we concluded that it was probable that such payment would be made. Under the asset purchase agreement, we are also obligated to make royalty payments at a mid-single digit percentage rates on net worldwide sales of the covered products. In addition, we are required to pay 15% of any (i) licensing revenue we receive that is related to OC-02 and (ii) revenue received from the sale of OC-02, up to a maximum aggregate amount of $10.0 million.

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations(1)	$59	$7	$—	$—	$66

(1)

We lease our office facilities in Princeton, New Jersey under a non-cancellable operating lease with an expiration date of March 15, 2020. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.

In April 2019, we entered a lease for office space under a non-cancelable operating lease in Princeton, New Jersey, commencing on July 8, 2019, for a period of three years from the commencement date. Total future minimum lease payments under this lease are $923,000.

We enter into contracts in the normal course of business with third-party contract organizations for preclinical and clinical studies and testing, manufacture and supply of our preclinical materials and other services and products used for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Accrued Research and Development

We have entered into various agreements with CMOs and CROs. Our research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. To date, our estimated accruals have not differed materially from the actual costs.

Stock-Based Compensation

We use a fair value-based method to account for all stock-based compensation arrangements with employees and non-employees, including stock options and stock awards. The fair value of the option granted is recognized on a straight-line basis over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period, which usually is the vesting period. We account for forfeitures as they occur. In determining fair value of the stock options granted, we use the Black–Scholes model, which requires the input of subjective assumptions. These assumptions include: estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of our common stock price over the expected term (expected volatility), risk-free interest rate and expected dividends. Changes in the following assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized; and the resulting change in fair value, if any, is recognized in our statement of operations and comprehensive loss during the period the related services are rendered. These inputs are subjective and generally require significant analysis and judgment to develop.

•

Expected Term – The expected term is calculated using the simplified method which is used when there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•

Expected Volatility – We use an average historical stock price volatility of a peer group of comparable publicly traded companies in biotechnology and pharmaceutical related industries to be representative of its expected future stock price volatility, as we do not have any trading history for its common stock. For purposes of identifying these peer companies, we consider the industry, stage of development, size and financial leverage of potential comparable companies. For each grant, we measure historical volatility over a period equivalent to the expected term.

•	Expected Dividend Rate – We have not paid and do not anticipate paying any dividends in the near future. Accordingly, we estimate the dividend yield to be zero.

•

Risk-Free Interest Rate – The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the stock award.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options and stock awards was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and valuations from an independent third-party valuation firm.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	our stage of development and business strategy;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our redeemable convertible preferred stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

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Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that OPM method as well as a hybrid approach of the OPM and the PWERM methods were the most appropriate methods for allocating our enterprise value to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the completion of this offering, the fair value of our common stock will be based on the closing quoted market price of our common stock on the date of grant.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities arise due to differences between when assets or liabilities are recognized for tax purposes and when they are recognized for financial reporting purposes. Net operating losses and credit carryforwards are also deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination that the position meets the more-likely-than-not threshold and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether the factors underlying the more-likely-than-not threshold assertion have changed and the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net operating loss carryforwards and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50 percentage points as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. We have determined that no significant limitation would be placed on the utilization of our net operating loss and tax credit carryforwards due to prior ownership changes. Subsequent ownership changes may affect the limitation in future years.

As of December 31, 2017 and 2018, we had unrecognized tax benefits, all of which would affect income tax expense if recognized, before consideration of our valuation allowance. We do not expect that our uncertain tax positions will materially change in the next 12 months.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Cuts and Jobs Act, or Tax Act. The Tax Act significantly revises the future ongoing U.S. corporate income tax by, among other things, lowering the U.S. corporate income tax rates and implementing a modified territorial tax system. The corporate tax rate was reduced from 34% to 21% for tax years beginning after December 31, 2017. Changes in tax law are accounted for in the period of enactment. As such, our financial statements as of December 31, 2017 reflect the impact of this Tax Act, which primarily consisted of remeasuring our deferred tax assets, deferred tax liabilities and valuation allowance using the newly enacted U.S. corporate tax rate. This rate change resulted in a $0.9 million reduction in our net deferred tax assets from the prior year with a corresponding offset to the valuation allowance. Under the Tax Act, net operating losses arising after December 31, 2017 do not expire and cannot be carried back. However, the Tax Act limits the amount of net operating losses that can be used annually to 80% of taxable income for periods beginning after December 31, 2017. Existing net operating losses arising in years ending on or before December 31, 2017 are not affected by these provisions.

Redeemable Convertible Preferred Stock

We record all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within our control, such as a merger, acquisition, or sale of all or substantially all of our assets (each, a deemed liquidation event), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding such shares. We have not adjusted the carrying values of the redeemable convertible preferred stock to its liquidation preference because we believe that a deemed liquidation event obligating us to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable at this time. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Derivative Instruments

The convertible promissory notes we issued in March 2016, September 2016, May 2017 and August 2017 contained embedded features that provide the lenders with multiple settlement alternatives. Certain of these settlement features provided the lenders the right to receive cash or a variable number of shares upon the completion of a capital raising transaction, change of control or default of the Company (the redemption features).

The redemption features of each of the convertible notes met the requirements for separate accounting and were accounted for as a single derivative instrument for each round of the convertible notes. The derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in the statements of operations and comprehensive loss. Upon the issuance of Series A redeemable convertible preferred stock in October 2017 and the accompanying conversion of the convertible notes, the derivative instruments were settled. The estimated fair values of the March 2016, September 2016, May 2017 and August 2017 derivative instruments at issuance were $0.1 million, $1.3 million, $4.1 million and $9.4 million, respectively. The estimated fair value of the March 2016, September 2016, May 2017 and August 2017 derivative instruments at settlement was $14.5 million in the aggregate.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Indemnification Agreements

We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, including in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these arrangements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these agreements is minimal.

We have also agreed to indemnify our directors and officers for certain events or occurrences while the director or officer is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not specified in the agreements; however, we have director and officer insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 (JOBS Act) permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have chosen to irrevocably “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of our first fiscal year in which we have total annual revenues of more than $1.07 billion; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” in Note 2 to our financial statements included elsewhere in this prospectus for additional information.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of June 30, 2019, we had cash and cash equivalents of $83.4 million, consisting of interest-bearing money market funds for which the fair value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our cash equivalents, an immediate 10% relative change in interest rates would not have a material effect on the fair value of our cash equivalents or on our future interest income.

We do not believe that inflation, interest rate changes or foreign currency exchange rate fluctuations have had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class pharmaceutical therapies to treat ocular surface diseases. Our lead product candidate OC-01 (varenicline), a highly selective nicotinic acetylcholine receptor (nAChR) agonist, is being developed as a nasal spray to treat the signs and symptoms of dry eye disease (DED). OC-01’s novel mechanism of action is designed to re-establish tear film homeostasis by activating the trigeminal parasympathetic pathway and stimulating the glands and cells responsible for natural tear film production. In our Phase 2b clinical trial (ONSET-1) in 182 subjects, OC-01 demonstrated statistically significant improvements (as compared to placebo) in both signs and symptoms of DED in a single registrational clinical trial. Based on OC-01’s clinical trial results and its rapid onset of action, we believe OC-01, if approved, has the potential to become the new standard of care and redefine how DED is treated for millions of patients. We initiated a Phase 3 clinical trial (ONSET-2) in July 2019 and expect to report top-line results in mid-2020. Based on the results from this second registrational trial, we plan to submit a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) in the second half of 2020. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders. We have identified several indications, including several outside of ophthalmology, where we believe this approach could provide a meaningful benefit to patients.

DED is a multifactorial chronic disease of the ocular surface characterized by the loss of tear film homeostasis, resulting in pain, visual impairment, tear film hyperosmolarity and instability, inflammation, and corneal wounding. More than 340 million adults globally and approximately 34 million adults in the United States are estimated to suffer from DED. In the United States, DED is most commonly treated with a variety of over-the-counter eye drops, often referred to as “artificial tears,” and three FDA-approved prescription eye drop therapies: Restasis, Xiidra and Cequa. Artificial tears are intended to supplement insufficient tear production or improve tear film instability, but are primarily saline-based and provide only temporary relief. Restasis and Cequa, both calcineurin inhibitor immunosuppressants, and Xiidra, a lymphocyte function-associated antigen-1 (LFA-1) antagonist, address chronic inflammation associated with DED. Despite the commercial uptake of these therapies—as examples, Restasis, marketed by Allergan, and Xiidra, recently acquired by Novartis, had U.S. sales in 2018 of $1.2 billion and $383 million, respectively—respondents in a survey we commissioned in June 2017 of 150 board-certified or board-eligible eye care practitioners (ECPs) were generally “neutral” or “completely disagreed” with the statement that they could, in their opinion, successfully treat all DED patients with the currently available treatment options whereas only 10% “completely agreed” with such statement. We estimate that of the approximately seven million patients who have started a prescription treatment to date, fewer than two million remain on prescription at any given time due to the significant limitations of these therapies, which include:

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Mechanisms of action only address inflammation. Currently approved therapies only target inflammation for moderate to severe DED; no approved pharmaceutical products replicate natural tear film, which is highly complex in composition. As these prescription therapies fail to address the fundamental characteristic of DED, the loss of tear film homeostasis, we estimate that 75% of patients still require over-the-counter therapies to supplement their treatment.

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Slow onset of action. Based on data reported from clinical trials, currently available treatments can take between three to six months to demonstrate a significant effect in clinical signs. We believe this delayed onset of action hinders compliance and in turn limits the benefit that patients derive from such treatments.

•

Tolerability and compliance issues. Currently approved pharmaceutical therapies for DED are typically administered in an eye-drop formulation and are commonly associated with ocular burning, reduced visual acuity and bad taste after application. The effective use of eye drops can be challenging for some patients, and such challenges can result in reduced compliance.

To address these limitations and the high unmet need expressed by patients, ECPs and payors, we are developing a product candidate that we believe has the potential to become the new standard of care for DED. However, there is no guarantee that such product candidate will be approved by the FDA or, if approved, will provide revenues comparable to Restasis or Xiidra.

Our novel approach leverages the parasympathetic nervous system to promote natural tear film production and re-establish tear film homeostasis. Human tear film is a complex mixture of more than 1,500 different proteins, including antibodies, and numerous classes of lipids and mucins that are responsible for forming the primary refracting surface of the cornea, as well as protecting and moisturizing the cornea. The Lacrimal Functional Unit (LFU), which is controlled by the parasympathetic nervous system, is comprised of glands and cells responsible for producing the three layers that comprise healthy tear film. To stimulate the LFU, we are targeting a class of receptors called nicotinic acetylcholine receptors (nAChR) that are located on the trigeminal nerve and readily accessible within the anterior nasal cavity. Administered as a preservative-free, aqueous nasal spray, OC-01’s novel mechanism of action activates the trigeminal parasympathetic pathway to promote natural tear film production. We believe that increasing tear film volume and re-establishing tear film homeostasis will address the fundamental characteristic of DED, regardless of etiology, and has the potential to treat a broad population of patients throughout the dry eye continuum.

To date, we have treated over 500 subjects across five trials with OC-01 and OC-02 (simpanicline), our second nAChR agonist product candidate. We have consistently designed our clinical trials to be placebo (vehicle)-controlled, statistically rigorous and evaluated using pre-specified sign and symptom endpoints. In October 2018, we reported results from ONSET-1, a dose-ranging, randomized, double-masked, placebo-controlled, registrational Phase 2b clinical trial that evaluated the safety and efficacy of OC-01 in 182 subjects with DED in the United States. The study compared three different doses of OC-01 to placebo. The pre-specified primary (sign) endpoint was the assessment of tear production as measured by Schirmer’s Score at Week 4 and the two pre-specified secondary (symptom) endpoints were patient-reported symptoms of DED as measured by Eye Dryness Score (EDS) at Weeks 3 and 4. These endpoints are consistent with those that have been previously utilized in clinical trials of FDA-approved products for DED. Results showed statistically significant improvements of the primary endpoint (Schirmer’s Score) at all doses compared to placebo. In addition, results showed statistically significant improvements of the secondary endpoint (EDS) at Week 3 in the 0.6 mg/ml (p=0.006) and 1.2 mg/ml (*p<0.001) dose groups and at Week 4 in the 0.6 mg/ml (p=0.021) dose group. Moreover, OC-01 is designed to promote rapid production of tear film, and improvements in signs and symptoms were observed as quickly as five minutes after administration. OC-01 was well tolerated at all doses assessed in the study with no serious drug-related adverse events reported.

We met with the FDA in February 2019 for an end of Phase 2 meeting following the completion of ONSET-1, and the FDA indicated ONSET-1 could serve as one of the two pivotal safety and efficacy studies required to support an NDA filing for OC-01. Based on this feedback we initiated ONSET-2, a 750-subject, multicenter, randomized, double-masked, placebo-controlled Phase 3 trial, in July 2019. Assuming the effect size seen in ONSET-1, and based on this sample size, the power for each dose group for both sign and symptom endpoints would be 99% or greater. We expect to report top-line results from this second registrational trial in mid-2020 and, if successful, submit an NDA to the FDA in the second half of 2020. In addition to ONSET-2, we will complete a comparative pharmacokinetic “bridge” trial (ZEN) to evaluate the relative bioavailability of varenicline administered as a nasal spray (OC-01) compared to varenicline administered orally (Chantix). If the FDA determines that the results of this trial establish an adequate bridge between OC-01 and Chantix, it will allow us to reference certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA. We expect ZEN to be completed by early 2020.

Leveraging our nAChR domain expertise, we continue to explore the development of OC-01 for a number of potential indications and uses associated with and beyond DED, including neurotrophic keratitis, dry eye associated with contact lens intolerance and ocular surface treatment for refractive surgeries. We have also studied OC-02 in two Phase 2b clinical trials in subjects with DED. However, we do not currently intend to pursue FDA approval for OC-02 in DED. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders in the eye and systemically.

To execute on our vision to develop and commercialize a new standard of care for DED, we have assembled a team with extensive experience developing and commercializing leading ophthalmic products and therapies. Members of our management team have held senior positions at Allergan, Eyetech, Genentech, Johnson & Johnson, Oculeve, Ophthotech, Pfizer and Pharmasset. We intend to leverage this expertise and experience to rapidly pursue the development of OC-01, OC-02 and any other future product candidates that we may identify and develop. We also have leading financial investors which include New Enterprise Associates, Versant Ventures, Invus Opportunities, Flying L Ventures (investing through its Oyster Point Pharma I fund), KKR (investing through its Falcon Vision fund) and Vida Ventures.

Our Strategy

Our goal is to transform the treatment of DED and other ocular surface diseases by developing a broad portfolio of innovative therapies that target significant unmet medical needs. We intend to achieve this goal by pursuing the following key strategic objectives:

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Completing development and obtaining approval of OC-01 for the treatment of DED. OC-01 demonstrated statistically significant improvements (as compared to placebo) in both signs and symptoms of DED in a single registrational clinical trial. We are not aware of another therapy that has shown statistically significant improvements in both signs and symptoms of DED in a single registrational clinical trial. However, to date our trials have been designed as randomized, masked, placebo-controlled clinical trials and, as such, we have not tested OC-01 head-to-head with any other products or therapies, nor are we aware of any head-to-head results indicating that such other products or therapies could not have shown similar results. Based on the strength of the data observed in ONSET-1, our Phase 2b registrational clinical trial, we initiated a Phase 3 multicenter, randomized, double-masked, placebo-controlled clinical trial (ONSET-2). We expect to report top-line results from this second registrational trial in mid-2020 and, if successful, submit a 505(b)(2) NDA to the FDA in the second half of 2020.

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Establishing our own specialty sales organization to commercialize OC-01 in the United States. If OC-01 is approved for the treatment of the signs and symptoms of DED, we intend to commercialize our lead product candidate by deploying a specialty sales force at launch of approximately 150 to 200 field representatives targeting the top-prescribing ophthalmologists and optometrists. Given the importance of increasing awareness and educating patients with DED, we also anticipate deploying focused direct-to-consumer marketing campaigns for OC-01. We anticipate that this sales organization could also support the commercialization of additional product candidates treating ocular diseases.

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Maximizing the value of OC-01 and our other product candidates outside the United States. With more than 300 million additional DED patients outside of the United States, we believe there is a significant commercial opportunity for our product candidates internationally. To address these markets, we may seek one or more partners with regional capabilities and infrastructure to support and potentially accelerate the clinical development and commercialization of our product candidates, if approved, in such geographies.

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Developing OC-01 for additional indications associated with and beyond DED. Based on the fundamental role of natural tear film in ocular surface health, we plan to pursue development of OC-01 in other indications where this equilibrium is disturbed. First, we plan to pursue development for patients with neurotrophic keratitis, a degenerative disease resulting from a loss of corneal sensation, which causes progressive damage to the top layer of the cornea. As natural tear film contains a myriad of beneficial components, including endogenous growth factors, proteins and antibodies, we believe that our product candidate could be beneficial in improving the health of the cornea in these patients. A second population of potential clinical benefit is in subjects with DED associated with contact lens intolerance. In addition, based on the unique characteristics of this product candidate, we see the potential for use in patients that are preparing for refractive surgery where there is often an underlying dry eye condition that could impact refraction and ultimately patient satisfaction and quality of life post-surgery.

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Leveraging the capabilities of our experienced discovery and development team and our nAChR domain expertise to continue expanding our pipeline of product candidates. We have studied a second nAChR agonist product candidate OC-02 (simpanicline) in two Phase 2b clinical trials for DED. We have identified several indications, other than DED, where we believe this product candidate has the potential to provide a meaningful benefit to patients. In certain indications, we believe OC-02 could advance directly into a Phase 2 proof of concept study, supported by preclinical and clinical data that we and others have generated. However, we cannot guarantee that the FDA will permit us to advance OC-02 into a Phase 2 proof of concept study nor can we guarantee that the FDA will grant marketing approval to OC-02 for the treatment of any indication. Beyond OC-02, we plan to continue our efforts to identify and develop additional product candidates.

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Selectively evaluating external opportunities to expand the scope of our pipeline or product offerings. We may pursue acquisition or in-licensing of product candidates, particularly in our core disease area of ocular surface diseases.

Dry Eye Disease Overview

Dry eye disease (DED) is a multifactorial, age-related chronic progressive disease of the ocular surface resulting in pain, visual impairment, tear film hyperosmolarity and instability, and inflammation. Patients with DED are also more susceptible to eye infections and damage to the surface of the eye (cornea). DED is characterized by a reduction in tear volume, rapid breakup of the tear film, or an increase in the evaporative properties of the tear film layer. DED affects daily life, including reading and driving at night and has been associated with depression and migraines. DED can also limit patients’ ability to tolerate contact lenses and impacts patient satisfaction with post-op cataract and refractive patients.

As illustrated below, the Lacrimal Functional Unit (LFU), which is controlled by the parasympathetic nervous system, is comprised of Meibomian glands, lacrimal glands, and goblet cells that are responsible for producing the three layers that comprise healthy tear film. The National Eye Institute defines healthy tear film as “a complex mixture of fatty oils, water, mucus, and more than 1,500 different proteins that keep the surface of the eye smooth and protected from the environment, irritants, and infectious pathogens.” The outermost layer of tear film is a lipid layer produced by the Meibomian glands that keeps tear film from evaporating too quickly. The lacrimal glands produce the aqueous layer, which comprises the bulk of tear volume and flow. This middle layer is not just water – it contains thousands of proteins, enzymes, antibodies and growth factors that are cytoprotective, anti-inflammatory, and anti-microbial. The aqueous layer nourishes the cornea and the conjunctiva, the mucous membrane that covers the entire front of the eye and the inside of the eyelids. Finally, the innermost mucin layer is produced by goblet cells and binds water from the aqueous layer to ensure that the eye remains wet. The LFU receives stimulus from the trigeminal nerve, which has sensory nerve endings in the nasal cavity.

LFU dysfunction leads to the loss of tear film homeostasis and can ultimately lead to the cycle of chronic DED. Disruption and instability of the tear film results in irritation, inflammation, and ultimately cellular damage. Chronic symptoms of DED include a scratchy sensation (foreign body sensation), stinging or burning, episodes of excess tearing that follow periods of dryness, discharge, pain, and redness in the eye. In addition, patients with dry eye often experience blurred vision as the cornea and the tear film are responsible for 65%-75% of the eye’s focusing power. Approved prescription treatments for DED, as well as therapies in clinical development, target inflammation further down the DED continuum. We believe these therapies only treat patients with moderate to severe DED and do not address the loss of tear film homeostasis, the fundamental characteristic of DED. Our lead product candidate OC-01 is designed to stimulate the LFU to produce natural tear film, re-establish tear film homeostasis and improve the signs and symptoms of patients with DED.

Market opportunity in DED

DED is highly prevalent and growing, currently affecting more than 340 million people globally. In the United States, DED affects an estimated 14.5% of the adult population, or 34 million adults, resulting in greater than $55 billion in annual indirect costs, such as reductions in productivity. Prevalence of DED continues to grow due to an aging population, increase in autoimmune diseases, contact lens wear and digital screen time. Although DED is one of the most common reasons people visit an ECP in the United States, it is estimated that only 16 million adults have been diagnosed with DED by an ECP, which we believe is due in part to lack of education and insufficient awareness on the part of the patient.

Despite the number of patients diagnosed with DED, we estimate that only seven million patients to date have started a prescription treatment regimen which we believe is based at least in part on a lack of treatment options that are suitable for chronic use. In a survey we commissioned in June 2017 (the ECP Survey) of eye care practitioners (ECPs), respondents were generally neutral or dissatisfied with their treatment options for patients with DED. The ECP Survey was conducted by means of a distributed questionnaire to 150 respondent ECPs who specialize primarily in ophthalmology or optometry, are board-certified or board-eligible, manage at least 40 unique patients per month with DED and are familiar with, or prescribe, currently available prescription therapies. In the ECP Survey, we asked ECPs to select whether they completely disagreed, were neutral or completely agreed with the statement that they “can successfully treat all Dry Eye patients with currently available options.” Approximately 40% of ECPs responded that they completely disagreed with the statement, approximately 50% responded that they were neutral and only 10% responded that they completely agreed. Similarly, the top clinical reasons patients discontinued therapy were insufficient symptom improvement, side effects, and delayed onset of action. Medication cost was also a factor in discontinuing therapy. However, in our survey of patients who had discontinued Restasis due to costs, 72% stated they would have been willing to pay the same price if the medication had worked better. As a result of these factors, we believe that only two million patients are on a prescription therapy at any given time. Despite the small percentage of DED patients on prescription therapy, Restasis (marketed by Allergan) and Xiidra (recently acquired by Novartis for a total consideration of up to $5.3 billion) had U.S. sales in 2018 of $1.2 billion and $383 million, respectively. However, we cannot guarantee that OC-01 or any of our other future product candidates will be approved by the FDA and, even if one of our product candidates is approved, there is no guarantee that our revenues will be comparable to those of Restasis or Xiidra.

Current treatment options and their limitations

DED is primarily treated with a variety of over-the-counter eye drops, often referred to as “artificial tears,” and three FDA-approved prescription eye drop therapies: Restasis, Xiidra and Cequa. Artificial tears are intended to supplement insufficient tear production or improve tear film instability, but are primarily saline-based and provide only temporary relief. Restasis and Cequa, both calcineurin inhibitor immunosuppressants, and Xiidra, a lymphocyte function-associated antigen-1 (LFA-1) antagonist, address chronic inflammation associated with DED. Other treatment options include ointments, gels, warm compresses, omega-3 fatty acid supplements and a number of medical devices. Unfortunately, all currently approved treatment options for DED have significant limitations, which include:

•

Mechanisms of action only address inflammation. Currently approved therapies only target inflammation for moderate to severe DED; no approved pharmaceutical products replicate natural tear film, which is highly complex in composition. As these prescription therapies fail to address the fundamental characteristic of DED, the loss of tear film homeostasis, we estimate that 75% of patients still require over-the-counter therapies to supplement their treatment.

•

Slow onset of action. Based on data reported from clinical trials, currently available treatments can take between three to six months to demonstrate a significant effect in clinical signs. We believe this delayed onset of action hinders compliance and in turn limits the benefit that patients derive from such treatments.

•

Tolerability and compliance issues. Currently approved pharmaceutical therapies for DED are typically administered in an eye-drop formulation and are commonly associated with ocular burning, reduced visual acuity and bad taste after application. The effective use of eye drops can be challenging for some patients and result in reduced compliance.

To address these limitations and the high unmet need expressed by patients, ECPs and payors, we have been developing OC-01, which we believe, if approved, has the potential to become the new standard of care for DED. However, there is no guarantee that it will provide revenues comparable to existing treatments. OC-01’s highly differentiated mechanism of action is designed to re-establish tear film homeostasis, addressing the fundamental disease process, regardless of stage of disease or underlying cause. We are not aware of any other drug companies focused on activating the trigeminal parasympathetic pathway (TPP) and stimulating the LFU to increase tear production. OC-01 has demonstrated rapid onset of action to significantly improve signs and symptoms in the same patient population within a single registrational clinical trial. Furthermore, the novel delivery of OC-01 in a nasal spray spares the ocular surface and contributes to a favorable tolerability profile. To date, there have been no reports of burning or stinging to the ocular surface or negative effects on taste or smell in clinical trials of OC-01. We believe OC-01, if approved, has the potential to offer improved clinical outcomes and patient compliance based on its registrational trial results, favorable tolerability profile and rapid onset of action, therefore making it particularly suitable for use broadly across mild, moderate and severe patient populations.

Our approach: activating the trigeminal parasympathetic pathway to promote natural tear film production

To address these limitations and the high unmet need expressed by patients, ECPs and payors, we are developing a product candidate that we believe has the potential to serve as the new standard of care for DED. Our novel approach is designed to leverage the parasympathetic nervous system to stimulate natural tear film production and re-establish tear film homeostasis. A healthy tear film protects and lubricates the eyes, washes away foreign particles, contains antimicrobials to reduce the risk of infection, and creates a smooth surface that contributes refractive power for clear vision.

The Trigeminal Parasympathetic Pathway

The parasympathetic nervous system (PNS) is a division of the autonomic nervous system and is responsible for actions such as stimulating gland function, constriction of the pupil, slowing down heart rate and contractility, contracting bronchial musculature and stimulating bronchial secretions, and increasing gut motility for digestion. The parasympathetic nervous system controls tear film homeostasis and the activity of the LFU partially via the trigeminal nerve. The PNS uses acetylcholine (ACh) as its neurotransmitter.

Anesthetizing the nasal mucosa has been shown to result in a 34% reduction in tear film production. This has also been observed in patients with reduced nasal air flow resulting from severe nasal allergy and patients with tracheostomy, suggesting that stimulation of the trigeminal nerve is important for tear production. Since then, additional studies have demonstrated a persistent decrease in aqueous tear production in patients with trigeminal nerve damage (such as trauma, trigeminal nerve ablation and herpetic infection) or pathology.

We refer to the communication between the trigeminal nerve and the LFU as the TPP. The efferent paths (away from the nose) of the TPP proceed from the superior salivary nucleus along the facial nerve to the geniculate ganglion and from there through the greater superficial petrosal nerve via the sphenopalatine ganglion to the LFU. Activating the TPP results in the stimulation of the Meibomian glands, lacrimal glands (main and accessory), and goblet cells comprising the LFU and promotes natural tear film production.

Targeting nicotinic acetylcholine receptors (nAChR) on the trigeminal nerve

Our approach to DED relies on a pharmaceutical stimulation of a class of receptors called nicotinic acetylcholine receptors (nAChR) that are located on the trigeminal nerve and readily accessible within the anterior nasal cavity. nAChRs are ligand-gated ion channels that when bound by an agonist have the potential for ganglionic neurotransmission. The nAChRs subtypes found on human neurons are comprised of various homomeric (all one subunit) or heteromeric (at least one α and one ß subunit) combinations of 12 different nicotinic receptor subunits: α2-α10 and ß2-ß4. Stimulation of these receptors results in a rapid increase in cellular permeability to Na+ and Ca2+ resulting in depolarization of the cell membrane and initiation of an action potential. However, not all subtypes of nAChRs have the ability to activate the TPP (for example, treatment with a homomeric α7 agonist has no effect on this pathway). Additionally, the functional response of an nAChR to agonists is comprised of two dose-dependent, opposing effects: receptor activation after short exposure to high agonist concentrations (µM range), and desensitization upon prolonged exposure to low agonist concentrations (nM range).

Our product candidates OC-01 and OC-02 contain APIs that are highly selective to the nAChRs that activate the TPP. We believe this is the first application of nAChR agonists to be delivered nasally to stimulate the nerves of the PNS. Additionally, we have found that OC-01 and OC-02’s unique receptor binding characteristics and the localized nasal delivery allows for short-term agonist exposure with a high local concentration, and, once absorbed across the nasal mucosa, results in low systemic exposure and therefore avoids desensitization.

Our Product Candidates

OC-01 (varenicline) nasal spray

Our lead product candidate OC-01 is being developed as a nasal spray to treat the signs and symptoms of DED. The API of OC-01, varenicline, is a highly selective nicotinic acetylcholine receptor (nAChR) agonist with full agonist activity at the α7 receptor and partial agonist activity at the α3ß4, α3α5ß4, α4ß2, and α4α6ß2 receptors. Varenicline tartrate, marketed as Chantix, was developed and commercialized by Pfizer as an aid to smoking cessation treatment. The compound was studied in multiple dose-ranging, placebo-controlled Phase 2 studies as well as two confirmatory Phase 3 studies to study the safety and efficacy in otherwise healthy smokers in the United States. In 2006, varenicline was approved by both the FDA and the European Medicines Agency and subsequently has been approved in more than 80 other countries throughout the world. To date, varenicline oral tablets have been prescribed to more than 20 million patients worldwide, including more than 11 million adults in the United States.

OC-01 is a preservative-free, aqueous nasal spray designed to be delivered twice daily to each nostril in a 50 µl spray for the treatment of dry eye disease. The highest intranasal concentration of varenicline being studied in ONSET-1 and ONSET-2 is 1.2 mg/ml, approximately ten-fold lower than the maintenance dose of Chantix (2 mg/day) on a nominal daily dosing basis. The lower dose of 0.6 mg/ml varenicline being studied in these two registrational trials is approximately 20-fold lower than the maintenance dose of oral Chantix on a nominal daily dosing basis.

OC-01’s novel mechanism of action

OC-01’s novel mechanism of action is designed to re-establish tear film homeostasis by stimulating the trigeminal nerve, activating the TPP and stimulating the glands and cells responsible for natural tear film production. We believe that the development of OC-01 as a nasal spray represents the first pharmacological treatment approach for DED targeting the nerves that control the LFU. OC-01, when sprayed into the anterior portion of the nasal cavity, stimulates nAChRs located on the chemosensory endings of the trigeminal nerve resulting in cholinergic neurotransmission.

Once OC-01 is bound to an nAChR, it stabilizes the open state of the ion channel allowing influx of cations such as Ca2+ and Na+ ions, thus creating an action potential. This action potential ultimately activates the glands and cells of the LFU to produce natural tear film. Once the nasal spray is delivered, it takes approximately 10-15 seconds before tear film is produced. The receptors can be in the activated state for many minutes to hours after stimulation (a process termed smoldering activation).

We believe that increasing tear film volume and re-establishing tear film homeostasis will address the fundamental characteristic in the development and treatment of DED, regardless of etiology, and has the potential to treat a broad population of patients throughout the dry eye continuum.

Our development program for OC-01

In October 2018, we reported results from ONSET-1, a multicenter, dose-ranging, randomized, double-masked, placebo (vehicle)-controlled, registrational Phase 2b clinical trial that evaluated the safety and efficacy of OC-01 in 182 subjects with DED in the United States. Following ONSET-1, we initiated a Phase 3 registrational clinical trial (ONSET-2) in July 2019 and expect to report top-line results in mid-2020. In addition to ONSET-2, we will complete a comparative pharmacokinetic “bridge” trial (ZEN) to evaluate the relative bioavailability of varenicline administered as a nasal spray (OC-01) compared to varenicline administered orally (Chantix). If the FDA determines that the results of this trial establish an adequate bridge between OC-01 and Chantix, it will allow us to reference certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA. We expect ZEN to be completed by early 2020. If both ONSET-2 and ZEN are successful, we intend to submit the results of ONSET-2 and ZEN together with the results from ONSET-1 as part of a 505(b)(2) NDA to the FDA in the second half of 2020.

Statistical Significance

In the description of our clinical trials below, n represents the number of patients in a particular group and p or p-values represent the probability that random chance caused the result (e.g., a p-value=0.001 means that there is a 0.1% probability that the difference between the placebo group and the treatment group is purely due to random chance). A p-value ≤ 0.05 is a commonly used criterion for statistical significance, and may be supportive of a finding of efficacy by regulatory authorities. The confidence interval (CI) means a range of values for a variable of the measure of treatment effect, constructed so that this range has a specified probability of including the true value of the variable.

ONSET-1: Phase 2b clinical trial results

In ONSET-1, OC-01 demonstrated statistically significant improvements in both signs and symptoms of DED. The study compared three different doses of OC-01 to placebo. The pre-specified primary (sign) endpoint was the assessment of tear production as measured by Schirmer’s Score (compared to the baseline Schirmer’s Score) at Week 4 and the two pre-specified secondary (symptom) endpoints were patient-reported symptoms of DED as measured by EDS at Weeks 3 and 4. We also evaluated corneal fluorescein staining, a marker of corneal epithelial cell health, at Week 4, as an exploratory endpoint in ONSET-1. Due to the relatively small sample size of the study and the use of the controlled adverse environment chamber (CAE) that can exacerbate staining, ONSET-1 was not designed or powered to assess statistical significance for this endpoint. Baseline disease characteristics were generally similar across all treatment groups, with the exception of the 1.2 mg/ml OC-01 dose group where lower average disease severity was observed as indicated by a higher mean Schirmer’s test (5.5 mm) relative to the other dose groups (range: 4.5 to 5.2 mm) and a lower mean EDS (53.5 mm) relative to the other dose groups (range: 63.7 to 65.6 mm).

Although we cannot guarantee that the FDA will grant marketing approval for OC-01 based on the use of these endpoints, ONSET-1’s pre-specified endpoints are consistent with those that have been previously utilized in clinical trials of FDA-approved products for DED. The Schirmer’s Score, which was the same primary sign endpoint used in the FDA’s approval of Restasis, is determined by placing a test strip in the lower eyelid pouch and measuring the length of the test paper strip that is moistened after five minutes. Sometimes a topical anesthetic is placed into the eye before the filter paper to prevent tearing due to the irritation from the paper. The study eye was pre-defined as the eye that met eligibility criteria in the study and in the event that both eyes met criteria, was the eye with more tearing at baseline upon stimulation or in the event that both eyes were again equal, the eye with the worse baseline Schirmer’s Score. The fellow eye is the eye that was not defined as the study eye and may or may not have met all study eligibility criteria. The EDS, which was the primary symptom endpoint used in the FDA’s approval of Xiidra, is based on the patient’s rating of eye dryness on a visual analog scale (where 0=no discomfort and 100=maximal discomfort) with respect to both eyes. The study was designed and pre-specified to statistically analyze the 0.6 mg/ml and 1.2 mg/ml OC-01 dose groups. The study was not designed to formally analyze the 0.12 mg/ml dose group to avoid spending statistical power on a dose that was not hypothesized to provide clinically meaningful results. Therefore, no p-value is formally reported for the 0.12 mg/ml dose group.

The study design is included below:

Figure 1. ONSET-1 Study Design

In ONSET-1, the 182 subjects were randomly sorted into the four treatment groups following assessment of each subject’s baseline Schirmer’s Score and EDS. The mean baseline disease characteristics across all treatment groups were generally similar with the exception of the 1.2 mg/ml OC-01 dose group. In this group, subjects showed lower baseline disease severity, with a higher mean Schirmer’s Score (5.5 mm) relative to the other dose groups (range: 4.5 to 5.2 mm) and a lower mean EDS (53.5 mm) relative to the other dose groups (range: 63.7 to 65.6 mm).

As shown in Figure 2, a statistically significant improvement in Schirmer’s Score at Week 4 was observed in all three doses compared to placebo. The 0.6 mg/ml was associated with a least squares (LS) mean change from baseline Schirmer’s Score of 11.4 mm (95% CI 8.9-13.9; p<0.001). The 1.2 mg/ml dose group was associated with a LS mean change from baseline Schirmer’s Score of 11.1 mm (95% CI 8.5-13.7; p<0.001). The 0.12 mg/ml dose group was not formally tested, although it was associated with a LS mean change from baseline Schirmer’s Score of 10.1 mm. Anesthetized Schirmer’s Score results were similar in the fellow eyes of subjects (p<0.01).

Figure 2. ONSET-1: Primary (Sign) Endpoint

1ANCOVA, Least Squares mean. ITT-observed population. Analysis of Covariance (ANCOVA) is a general linear statistical model which blends analysis of variance and regression. Intent to Treat (ITT) population analysis is an analysis of all randomized subjects, regardless of whether they received study treatment.

The proportion of subjects who had a change of greater than or equal to (or ≥) 10 mm in Schirmer’s Score from baseline at Week 4 was statistically significantly higher compared to subjects treated with placebo (vehicle nasal spray; 6 of 43 subjects, 14%) in the 0.6 mg/ml (25 of 46 subjects, 54%; 95% CI 40-69; P<0.001) and 1.2 mg/ml (19 of 40 subjects, 48%; 95% CI 32-63; P=0.001) dose groups. Similar changes from baseline were observed for the OC-01 0.12 mg/ml group (21 of 47 subjects, 45%; 95% CI 30-59; P=0.001).

ONSET-1 had two pre-specified secondary endpoints. The first secondary endpoint was the mean change from baseline to Week 4 in EDS (both eyes). As shown in Figure 3, a statistically significant reduction in mean EDS from baseline to Week 4 was observed in the 0.6 mg/ml dose group, with a LS mean change from baseline EDS of -19.0 mm (95% CI -26.2 to -11.7; p=0.021). The LS mean change from baseline EDS to Week 4 for the 1.2 mg/ml dose group was -15.4 mm (95% CI -23.3 to -7.5; p=0.13).

The other secondary endpoint was the change from baseline to Week 3 in mean EDS at five minutes post treatment in the CAE. As shown in Figure 3, a statistically significant reduction in mean EDS from baseline to Week 3 at five minutes post treatment in CAE was observed in the 0.6 mg/ml dose group, with a LS mean change from baseline EDS of -16.0 mm (95% CI -21.3 to -10.6; p=0.006). The LS mean change from baseline EDS to Week 3 at five minutes post treatment in CAE for the 1.2 mg/ml dose group was -18.4 mm (95% CI -24.3 to -12.5, *p<0.001). As the first secondary outcome was statistically different from placebo only in the 0.6 mg/ml dose group, change in EDS was formally tested in that dose group alone. At Week 3, in the CAE, the LS mean difference in change from baseline of the EDS between the 0.6 mg/ml dose and placebo groups at five minutes post treatment in CAE was -11.6 mm (95% CI -20.1 to -3.0; p=0.006). The LS mean difference between the 1.2 mg/ml dose and placebo groups in the change from baseline EDS was -14.0 mm (95% CI -22.9 to -5.1). While no formal analysis was performed on the 1.2 mg/ml dose group, as this dose group was not statistically significant in the first secondary endpoint, the nominal p-value was p<0.001.

Figure 3. ONSET-1: Secondary (Symptom) Endpoints

[1]	ANCOVA, Least Squares mean. ITT-observed population. Controlled Adverse Environment (CAE).
[2]	ANCOVA, Least Squares mean. ITT-observed population.
*	Nominal p-value

Sensitivity analyses at ten and fifteen minutes post treatment in the CAE showed similar reductions in EDS as those seen at five minutes post treatment in subjects treated with OC-01 compared to subjects treated with placebo.

ONSET-1 was not designed or powered to assess corneal fluorescein staining, although we did ultimately measure this as an exploratory analysis using the National Eye Institute Corneal Fluorescein grading scale. This scale measures corneal staining in five distinct regions on the cornea: central, superior, inferior, nasal, and temporal, as well as a total score that includes all regions. At Week 4, in the 0.6 mg/ml dose group, total corneal staining (95% CI -2.9 to -0.2; p=0.020), nasal corneal staining (95% CI -0.8 to -0.0; p=0.026), and inferior corneal staining (95% CI -0.8 to -0.1; p=0.006) showed a statistically significant benefit as compared to placebo. There was a directional benefit in the 0.6 mg/ml dose group favoring OC-01 in central, superior, and temporal staining as compared to placebo. We believe that this is the only registrational study to show a statistically significant benefit in corneal fluorescein staining as soon as Week 4. There was no statistically significant benefit in corneal fluorescein staining in 1.2 mg/ml dose group, although there was a directional benefit favoring OC-01 in total, central, temporal, inferior, and nasal staining as compared to placebo.

OC-01 was well tolerated at all doses assessed in the study with only one serious adverse event reported (in the 0.6 mg/ml dose), which was not suspected to be related to the study drug. The most commonly reported drug-related adverse events in ONSET-1 were non-ocular, whereas reports of ocular adverse events were few and transient. Only one subject each in the 0.12 mg/ml and 1.2 mg/ml dose groups and two subjects in the 0.6 mg/ml dose group reported ocular adverse events compared to seven subjects in the placebo group. Of these reported events, reduced visual acuity was reported by one subject each in the 0.12 mg/ml and 0.6 mg/ml dose groups compared to three subjects in the placebo group, and each instance of reduced visual acuity reported was resolved by the next visit. No other ocular adverse event was reported by more than one subject.

Four subjects discontinued the study due to adverse events. One subject in the 0.6 mg/ml dose group withdrew from the study after one day of treatment due to dizziness. Three subjects in the 1.2 mg/ml dose group withdrew from the study. The first subject withdrew from the 1.2 mg/ml dose group after one day of treatment due to sneezing and throat irritation. The other two subjects withdrew from the 1.2 mg/ml dose group after two days of treatment due to (i) nasopharyngitis and (ii) tinnitus, headache and eyelid edema, respectively. No subjects withdrew from the study after the second day of treatment. The most commonly reported non-adverse events in ONSET-1 were sneezing and coughing, as shown in Figure 4 below. No subjects in the placebo group reported either sneezing or cough.

Figure 4. Non-Ocular Adverse Events Occurring in More than One Subject in any Treatment Group

System organ class(1) High level term Preferred term	OC-01 0.12 mg/ml N=47 n (%)	OC-01 0.6 mg/ml N=48 n (%)	OC-01 1.2 mg/ml N=44 n (%)	Placebo N=43 n (%)
Subjects with any non-ocular adverse events	33 (70)	44 (92)	41 (93)	5 (12)
Respiratory	32 (68)	42 (88)	39 (89)	4 (9)
Upper respiratory tract signs and symptoms	29 (62)	39 (81)	38 (86)	2 (5)
Sneezing	29 (62)	38 (79)	37 (84)	0
Throat irritation	0	7 (15)	9 (20)	0
Cough	4 (9)	6 (13)	11 (25)	0
Dysaesthesia pharynx	5 (11)	4 (8)	3 (7)	0
Nasal dryness	1 (2)	0	0	2 (5)
General	4 (9)	10 (21)	9 (20)	0
Application and instillation site reactions	3 (6)	9 (19)	9 (20)	0
Instillation site irritation	3 (6)	8 (17)	8 (18)	0
Nervous	1 (2)	1 (2)	3 (7)	1 (2)
Headache	0	0	2 (5)	1 (2)

(1)

Column header counts and denominators are the number of treated subjects. Subjects are counted at most once within each Medical Dictionary for Regulatory Activities system organ class and preferred term row.

Based on OC-01’s clinical trial results in ONSET-1 and its rapid onset of action, we believe that OC-01, if approved, has the potential to become the standard of care and redefine how DED is treated for millions of patients.

ONSET-2: Phase 3 clinical trial

We met with the FDA in February 2019 for an end of Phase 2 meeting following the completion of ONSET-1, and the FDA indicated that ONSET-1 could serve as one of the two pivotal safety and efficacy studies required to support a 505(b)(2) NDA filing for OC-01. Based on this feedback, we initiated ONSET-2, a 750-subject, multicenter, randomized, double-masked, placebo-controlled Phase 3 trial, in July 2019. The objective of this study is to evaluate the safety and efficacy of OC-01 at 0.6 mg/ml and 1.2 mg/ml doses as compared to placebo on signs and symptoms of DED. Assuming the effect size seen in ONSET-1, and based on this sample size, the power for each dose for both sign and symptom endpoints would be 99% or greater. This study, in addition to ONSET-1, allows us to achieve the minimum number of subjects for safety-monitoring purposes. This study has similar eligibility criteria and design to ONSET-1.

We met with the FDA again in July 2019 for another end of Phase 2 meeting focused on Chemistry, Manufacturing, and Controls (CMC) with regard to OC-01. The goal of this meeting was to discuss with the FDA our proposed manufacturing plan that included stability testing, microbiology testing, and the size of our drug product registration batches to support NDA submission. We will continue to engage with the FDA in an ongoing fashion on manufacturing topics as we move toward commercialization of OC-01.

The study design is included below:

Figure 5. ONSET-2 Study Design

We expect to report top-line results from this second registrational trial in mid-2020.

ZEN: Phase 1 comparative pharmacokinetic clinical trial

In addition to ONSET-2, we will complete a comparative pharmacokinetic “bridge” trial (ZEN) to evaluate the relative bioavailability of varenicline administered as a nasal spray (OC-01) compared to varenicline administered orally (Chantix). This trial, depending on its results, could allow us to reference certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA. If exposure levels following nasal spray administration of our final clinical formulation are less than or equal to that of Chantix at its approved dose and route of administration, then the FDA has indicated that reliance upon the Chantix data in our 505(b)(2) NDA submission would be considered scientifically justified.

ZEN is a Phase 1, open-label, randomized, two-way crossover study to evaluate the relative bioavailability of OC-01 compared to varenicline administered orally as Chantix. Approximately 22 healthy volunteer subjects between 18-65 years of age meeting all other study eligibility criteria will be randomized (Treatment Period 1) to receive an intranasal dose of 0.12 mg OC-01 (50 µL spray of 0.06 mg into each nostril) or a single 1 mg oral dose of Chantix. Both administrations will be delivered while subject is in an overnight fasted state. Subjects then will return at least 14 days later (Treatment Period 2) to receive the alternate dose of varenicline that was delivered at Treatment Period 1. ZEN was fully enrolled in August 2019 and we expect to report top-line results from this trial in the first quarter of 2020.

The study design is included below:

Figure 6. ZEN Study Design

We expect ZEN to be completed by early 2020.

Other ongoing studies for OC-01 for DED

MYSTIC: Phase 2 clinical trial

MYSTIC is a Phase 2, single-center, randomized, single-masked, placebo-controlled study in Mexico designed to evaluate the safety and long-term chronic efficacy of OC-01 in adult participants with DED. Approximately 120 subjects at least 22 years of age with an ECP’s diagnosis of DED will be randomized to receive an application of OC-01 or placebo twice daily for 84 days. MYSTIC was fully enrolled in August 2019 and we expect to report top-line results from this trial in the first quarter of 2020.

Developing OC-01 for additional indications associated with and beyond DED

Leveraging our nAChR domain expertise, we continue to explore the development of OC-01 for a number of potential indications and uses associated with and beyond DED including neurotrophic keratitis, dry eye associated with contact lens intolerance, and ocular surface treatment for refractive surgeries.

Neurotrophic keratitis

Neurotrophic keratitis (NK) is caused when the nerves that supply the cornea cannot function properly. NK reduces sensitivity of the cornea. When the cornea senses stimulation or pressure, the eyelids will close and tears will be produced to protect the cornea and the eye. Because these nerves do not function properly in NK, the outer layer of the cornea, called the epithelium, can break down, resulting in an epithelial defect. In more advanced NK, an interior layer called the cornea stroma can break down as well, resulting in thinning of the cornea. This is called stromal “melting.” In advanced stromal melting, the cornea can thin to a severe degree, which can result in a hole or opening to the inside of the eye, which can lead to infection and potentially loss of the eye. NK can lead to a variety of complications, including poor wound healing of the cornea, scarring of the cornea, and loss of vision. There are many different conditions that can damage the nerves serving the cornea.

A variety of therapies can be used to treat this disorder depending on how far the disorder has progressed in an individual. Most recently, Oxervate, a recombinant human nerve growth factor, has been approved for the treatment of NK. Unfortunately there are several limitations to this therapy, including that the product must be refrigerated, administered six times per day at two-hour intervals for eight weeks, and delivered with a pipette that can be cumbersome for self-administration. Additionally, the cost of the product is more than $90,000 for an eight-week course of therapy.

Normal tear film contains a number of biologically active growth factors including nerve growth factor, epidermal growth factor, transforming growth factor-beta, hepatocyte growth factor, platelet-derived growth factor, vascular endothelial growth factor, fibroblast growth factor, keratinocyte growth factor, and insulin-like growth factor. We believe that stimulating natural tear film production twice daily for eight weeks may provide appropriate nourishment and lubrication that will be beneficial in treating NK.

Preclinical data for OC-01

As varenicline was previously studied by Pfizer in support of the approval of NDA 21-928 for Chantix, the appropriate preclinical studies including toxicology studies in rats, dogs, mice, and monkeys with duration of single dose to 12 months, two-year carcinogenicity studies in mice and rats, standard battery of genotoxicity studies, reproductive toxicity studies in rats and rabbits, and special toxicology studies were performed.

OC-01 pharmacodynamic assessment

We conducted a non-GLP pilot study to examine the agonist effects of OC-01 at human neuronal nAChRs subtypes by utilizing Xenopus oocytes, overexpressing human α3ß4, α3α5ß4, α4ß2, α4α6ß2 and α7 receptors, and a two-electrode voltage clamp design. Determination of the agonistic effects of OC-01 at the human α3ß4, α3α5ß4, α4ß2, α4α6ß2 and α7 nAChRs revealed that OC-01 has full agonist activity at the α7 receptor and partial agonist activity at the α3ß4, α3α5ß4, α4ß2, and α4α6ß2 receptors.

OC-01 toxicology studies

In support of the approval of NDA 21-928, a number of preclinical studies including toxicology studies in rats, dogs, mice, and monkeys with duration of single dose to 12 months, two-year carcinogenicity studies in mice and rats, standard battery of genotoxicity studies, reproductive toxicity studies in rats and rabbits, and special toxicology studies were performed by Pfizer. We have also conducted repeat-dose toxicity studies of OC-01 in rats and rabbits for up to 28 days and a 26-week study in Dutch Belted rabbits is ongoing. This section includes a summary of the preclinical experience with varenicline to date, although it is not an exhaustive review of all studies performed to support the approval of varenicline.

Repeat-dose, seven-day GLP toxicology studies of OC-01 administered three times daily by intranasal instillation to Sprague-Dawley rats did not result in any mortality, adverse clinical signs, macroscopic findings or microscopic findings in the nasal cavity or nasopharynx. Based on these results, the no observed adverse effect level (NOAEL) was considered to be 3.6 mg/day.

Repeat-dose, seven-day GLP toxicology studies of OC-01 in Dutch Belted Rabbits did not result in any mortality, adverse clinical signs, macroscopic findings or microscopic findings in the nasal cavity or nasopharynx when given three times daily by intranasal instillation to Dutch Belted rabbits at doses up to 12.0 mg/day. Based on these results, the NOAEL was considered to be 12.0 mg/day.

Repeat-dose, 28-day GLP toxicology studies of OC-01 administered twice daily by intranasal instillation to Sprague-Dawley rats did not result in any mortality, and no OC-01-related adverse clinical signs or changes in bodyweight, food consumption, ophthalmology, electroretinography (ERGs) and functional observational battery (FOBs) were observed during the study. Administration of OC-01 three times daily for 28 days by intranasal instillation was well tolerated in the rats at levels up to 0.9 mg/day for the males and 0.18 mg/day for the females. Repeat-dose, 28-day GLP toxicology studies of OC-01 did not result in any changes to mortality, clinical signs, body weight, food consumption, nasal assessment, ophthalmology (including ERG and intraocular pressure),

Schirmer’s Score, clinical pathology, gross pathology, and histopathology when given two times daily by intranasal instillation to Dutch Belted rabbits at doses up to 8.0 mg/day. Based on these results, the NOAEL was considered to be 8.0 mg/day.

Figure 7. Completed Intranasal GLP Toxicology Studies with OC-01 (varenicline) Nasal Spray

NON-PIVOTAL STUDIES
Study Type	Species and Strain	Duration of Dosing
Repeat-dose tox	Sprague-Dawley Rat	7 days
Repeat-dose tox	Dutch Belted Rabbit	7 days

PIVOTAL STUDIES
Study Type	Species and Strain	Duration of Dosing
Repeat-dose tox with 2-week recovery	Sprague-Dawley Rat	28 days
Repeat-dose tox with 2-week recovery	Dutch Belted Rabbit	28 days

A repeat-dose, six-month GLP toxicology study in Dutch Belted rabbits is ongoing and will evaluate the potential toxicity of OC-01 when administered twice daily at doses up to 8.0 mg/day. The study design will allow for the evaluation of potential reversibility, progression, or delayed appearance of any findings following a one-month recovery period. Toxicokinetic analysis of blood samples will be performed. Results are expected by the end of 2019.

Figure 8. Ongoing Intranasal GLP Toxicology Studies with OC-01 (varenicline) Nasal Spray

Study Type	Species and Strain	Duration of Dosing
Repeat-dose tox with 1-month recovery	Dutch Belted Rabbit	6 months

OC-02 (simpanicline)

We are also developing a second nAChR agonist product candidate OC-02 (simpanicline), which has the ability to activate the parasympathetic nervous system in a similar fashion to OC-01. OC-02 shows full agonist activity at the α3ß4, α3α5ß4, α4ß2, and α4α6ß2 receptors and weak agonist activity at the α7 receptor. We have studied OC-02 in two Phase 2b clinical trials (PEARL and RAINIER) for DED. Despite positive efficacy and safety results demonstrated in both trials, we selected OC-01 as our lead product candidate for DED due to its favorable clinical profile, the potential to leverage the 505(b)(2) regulatory pathway and significantly lower cost of development. We do not currently intend to pursue FDA approval for OC-02 in DED. However, we believe that the strong clinical data from both OC-01 and OC-02 validates this class of receptors and our mechanism of action. We believe that targeting the parasympathetic nervous system through the use of locally administered cholinergic agonists has the potential to treat a wide range of diseases and disorders. We have identified several indications other than DED where we believe OC-02 could provide a meaningful benefit to patients. In certain indications, we believe OC-02 could advance directly into a Phase 2 proof of concept study, supported by the preclinical and clinical data that we and others have generated in DED as well as other systemic indications. However, we cannot guarantee that the FDA will permit us to advance OC-02 into a Phase 2 proof of concept study nor can we guarantee that the FDA will grant marketing approval to OC-02 for the treatment of any indication.

Our development program for OC-02

PEARL: Phase 2b clinical trial results

In July 2018, we reported results from PEARL, a multicenter, dose-ranging, randomized, double-masked, placebo-controlled Phase 2b clinical trial that evaluated the efficacy and preliminary safety of OC-02 in 165 patients with DED in the United States. The study compared three different doses of OC-02 to placebo. The first pre-specified co-primary (sign) endpoint was the assessment of tear production as measured by Schirmer’s Score at Day 1 and the second pre-specified co-primary (symptom) endpoint was patient-reported symptoms of DED as measured by EDS in the CAE at Week 2.

The study design is included below:

Figure 9. PEARL Study Design

The PEARL study was important in validating that an nAChR agonist delivered as a nasal spray could improve the signs and symptoms of DED, endpoints that had not been previously achieved in a single clinical trial by currently marketed therapies in their respective development programs. As shown in Figure 10, a statistically significant improvement in Schirmer’s Score was observed at Day 1 in all three doses compared to the vehicle-controlled placebo. The 1.1 mg/ml dose group was associated with a mean change in Schirmer’s Score of 8.6 mm (p=0.0018). A mean change in Schirmer’s Score of 17.1 mm (p<0.0001) was observed in the 5.5 mg/ml treatment group. A mean change in Schirmer’s Score of 19.3 mm (p<0.0001) was observed in the 11.1 mg/ml treatment group. The mean change in Schirmer’s Score in the control arm was observed to be 2.6 mm. Also shown in Figure 10, fellow eye results were similar.

Figure 10. PEARL: Co-Primary (Sign) Endpoint

[1]	ANCOVA primary analysis. ITT-observed population.

Although the low dose of 1.1 mg/ml of OC-02 was associated with a statistically significant improvement in anesthetized Schirmer’s Score, it did not yield a statistically significant difference in the symptom endpoint of EDS (p=0.4640) as shown in Figure 11. A mean change in EDS of -16.5 mm was observed in the 5.5 ml/mg dose group (p=0.0067). A mean change in EDS of -19.0 mm was observed in the 11.1 mg/ml dose group (p=0.0006). The control arm had a mean change in EDS of -6.8 mm.

Figure 11. PEARL: Co-Primary (Symptom) Endpoint

[1]	ANCOVA primary analysis ITT-observed population

OC-02 was observed to be well tolerated at all doses assessed in the study. Only one serious adverse event was reported and determined to be unrelated to the study drug. The most common adverse events were typical of nasal sprays (cough, throat irritation, sneezing) and were predominantly mild, transient and self-limiting.

RAINIER: Phase 2b clinical trial results

In October 2018, we reported results from RAINIER, a multicenter, randomized, double-masked, placebo-controlled, Phase 2b clinical trial that evaluated the safety and efficacy of 11.1 mg/ml OC-02 in 53 subjects with DED in the United States. At the time of the study, the sample size was limited by the amount of available OC-02.

The study design is included below:

Figure 12. RAINIER Study Design

The study’s sole pre-specified endpoint was the assessment of tear production as measured by anesthetized Schirmer’s Score at Week 4. As shown in Figure 13, although the results were not statistically significant for the pre-specified endpoint, OC-02 was associated with an increase in tear film production as measured by an improvement in Schirmer’s Score in the study eye at Week 4 compared to the vehicle-controlled placebo. The OC-02 treatment group had a mean change in Schirmer’s Score of 10.5 mm (p=0.076). The vehicle-controlled placebo treatment group had a mean change in anesthetized Schirmer’s Score of 5.7 mm. Also shown in Figure 13, the anesthetized Schirmer’s Score results were statistically significant in the fellow eyes of subjects (p=0.003).

Figure 13. RAINIER: Primary (Sign) Endpoint

[1]	ANCOVA, Least Squares mean. ITT-observed population.

OC-02 was observed to be well tolerated at the 11.1 mg/ml dose assessed in the study. The most common adverse event in all treatment groups was sneezing, which was temporally related to the administration of the study drug and resolved soon after administration. Sneezing adverse events were characterized as mild to moderate, with no severe adverse events reported.

Preclinical data for OC-02

OC-02 pharmacodynamic assessment

A non-GLP pilot study was conducted to examine the agonist effects of OC-02 at human neuronal nAChRs subtypes by utilizing Xenopus oocytes, overexpressing human α3ß4, α3α5ß4, α4ß2, α4α6ß2 and α7 receptors with a two-electrode voltage clamp design. OC-02 was shown to be a weak agonist at the α7 receptors, evoking only 24% of the maximal acetylcholine (Ach)-evoked current at the highest dose tested. In contrast, OC-02 evoked two times the maximal Ach-evoked current at the highest dose tested at the α4ß2 receptor. Moreover, at the α3ß4 and at α3α5ß4 receptors, OC-02 was shown to evoke approximately 94% of the maximal ACh-evoked currents. OC-02 was shown to have full agonist activity at the α3ß4, α3α5ß4, α4ß2, and α4α6ß2 receptors and weak agonist activity at the α7 receptor.

OC-02 toxicology studies

Single-dose administration of the 5% dose of OC-02 in New Zealand White rabbits did not result in any test substance-related clinical observations, skin reactions inside or outside the nose, nasal reactions, gross observations at necropsy or histopathological effects for the seven-day evaluation period.

Repeat-dose, seven-day GLP toxicology studies of OC-02 did not result in any mortality, adverse clinical signs, macroscopic findings or microscopic findings in the nasal cavity or nasopharynx when given three times daily by intranasal instillation to Sprague-Dawley rats. Based on these results, the NOAEL was considered to be 6%. Repeat-dose, seven-day GLP toxicology studies of OC-02 did not result in any mortality, adverse clinical signs, macroscopic findings or microscopic findings in the nasal cavity or nasopharynx when given three times daily by intranasal instillation to New Zealand White rabbits. Based on these results, the NOAEL was considered to be 6%.

In repeat-dose, 28-day GLP toxicology studies, OC-02 was administered three times daily in Sprague-Dawley rats. There were no related adverse clinical signs or changes in bodyweight, food consumption, ophthalmology, ERGs and FOBs determined to be OC-02 related. Administration of OC-02 three times daily for 28 days by intranasal instillation was well tolerated in rats at levels up to 6%. Repeat-dose, 28-day GLP toxicology studies of OC-02 did not result in any changes to mortality, clinical signs, body weight, food consumption, nasal assessment, ophthalmology (including ERG and intraocular pressure), Schirmer’s Score, clinical pathology, gross pathology, and histopathology when given three times daily by intranasal instillation to Dutch Belted rabbits at doses up to 8.0 mg/day. Based on these results, the NOAEL was considered to be 6%.

Figure 14. Completed Intranasal Toxicology Studies with OC-02 (simpanicline) Nasal Spray

NON-PIVOTAL STUDIES
Study Type	Species and Strain	Duration of Dosing
Single Dose Toxicity	New Zealand White Rabbit	1 day
Repeat-dose tox	Sprague-Dawley Rat	7 days
Repeat-dose tox	New Zealand White Rabbit	7 days

PIVOTAL STUDIES
Study Type	Species and Strain	Duration of Dosing
Repeat-dose tox with 2-week recovery	Sprague-Dawley Rat	28 days
Repeat-dose tox with 2-week recovery	New Zealand White Rabbit	28 days

A repeat dose, six-month GLP toxicology study in Sprague-Dawley rats is ongoing and will be used to evaluate the potential toxicity of OC-02 when administered twice daily at doses up to 3.98 mg/day. The study design will allow for the evaluation of potential reversibility, progression, or delayed appearance of any findings following a one-month recovery period. Toxicokinetic analysis of blood samples will be performed. Results are expected by the second half of 2019.

A repeat dose, nine-month GLP toxicology study in New Zealand White rabbits is ongoing and will evaluate the potential toxicity of OC-02 when administered twice daily at doses up to 13.28 mg/day. The study design will allow for the evaluation of potential reversibility, progression, or delayed appearance of any findings following a one-month recovery period. Toxicokinetic analysis of blood samples will be performed. Results are expected by the second half of 2019.

Figure 15. Ongoing Intranasal Toxicology Studies with OC-02 (simpanicline) Nasal Spray

Study Type	Species and Strain	Duration of Dosing
Repeat-dose tox with 1-month recovery	Sprague-Dawley Rat	6 months
Repeat-dose tox with 1-month recovery	Dutch Belted Rabbits	9 months

Competition

The biotechnology and pharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, combinability, safety profile, convenience, cost, level of promotional activity devoted to them and intellectual property protection.

A number of therapies are currently available for the treatment of DED in the United States. The most commonly used treatments for DED in the United States are over-the-counter eye drops, often referred to as “artificial tears,” and three FDA-approved prescription eye drop therapies: Restasis, Xiidra and Cequa. Artificial tears are intended to supplement insufficient tear production or improve tear film instability, but are primarily saline-based and provide only temporary relief. Restasis and Cequa, both calcineurin inhibitor immunosuppressants, and Xiidra, a LFA-1 antagonist, address chronic inflammation associated with DED. Other treatment options include ointments, gels, warm compresses, omega-3 fatty acid supplements and a number of medical devices. We are aware of many other companies developing therapies for DED, including Alcon, Aldeyra Therapeutics, Allergan, Aurinia Pharmaceuticals, Azura Ophthalmics, HanAll BioPharma, Johnson & Johnson, Kala Pharmaceuticals, Mitotech, Novaliq, Novartis, Parion Sciences, ReGenTree, Silk Technologies, Sylentis, TopiVert Pharma, and TearSolutions.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Sales and Marketing

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. If our product candidates receive marketing approval, we plan to commercialize them in the United States with a focused, specialty sales force that could consist of our own employees, outsourced sales professionals, or a hybrid model utilizing both internal and external resources. We believe that this commercial organization at the launch of OC-01 will consist of approximately 150 to 200 field sales representatives that will call on top-prescribing ophthalmologists and optometrists. We believe an organization of this size would allow us to reach ECPs that collectively care for more than 80% of patients diagnosed with DED in the United States. Given the importance of increasing awareness and educating patients with DED, we also anticipate deploying focused direct-to-consumer marketing campaigns for OC-01. We anticipate that our sales force could also support the commercialization of additional product candidates treating ocular diseases. We would expect to conduct most of the buildout of this organization following NDA approval of our product candidates. We expect to explore commercialization of OC-01 and potentially other product candidates in certain markets outside the United States, including the European Union, utilizing a variety of collaboration, distribution and other marketing arrangements with one or more third parties.

Manufacturing

We do not currently own or operate facilities for manufacturing, storing, distributing or testing our product candidates. We rely, and expect to continue to rely for the foreseeable future, on third-party contract manufacturing organizations (CMOs), to manufacture and supply our preclinical and clinical materials to be used during the development of our product candidates.

The product candidate OC-01 is a presentation of varenicline, the API, formulated into a nasal spray formulation comprised of phosphate buffer to provide appropriate pH control and sodium chloride to obtain suitable osmolality for a nasal spray. We believe the amounts of the API as well as OC-01 we currently have on hand are sufficient to complete ONSET-2 and ZEN. Additional cGMP API campaigns for varenicline are in process to ensure full supply for our commercial scale-up, validation and commercial launch activities if OC-01 is approved.

The product candidate OC-02 is a presentation of simpanicline, the API, formulated into a nasal spray formulation comprised of phosphate buffer to provide appropriate pH control and sodium chloride to obtain suitable osmolality for a nasal spray. We believe that we will be able to continue to obtain the OC-02 API on commercially reasonable terms for any future clinical trials.

Although we currently rely on separate, single CMOs as our sole suppliers for both the non-clinical and clinical supply for the OC-01 API and OC-02 API under cGMP protocols and a single CMO to manufacture OC-01 and OC-02 and to perform analytical testing services, it is our intent to identify and qualify additional manufacturers to provide OC-01 API and drug product manufacturing and analytical testing services, if possible, prior to submission of the NDA for OC-01. We expect that we can easily find additional OC-01 API manufacturers as the OC-01 API is a small molecule currently being manufactured by a number of suppliers throughout the world. Additionally, the drug product manufacturing is a simple compounding and aseptic filling operation that could also be transferred to additional CMOs as necessary.

Our third-party service providers, our third-party supply chain providers, their facilities and the OC-01 and OC-02 used in our clinical trials or for commercial sale are required to be in compliance with current Good Manufacturing Practices (cGMP). The cGMP regulations govern manufacturing processes and procedures, including requirements relating to organization of personnel, buildings and facilities, equipment, control of components and packaging containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. Product candidates used in late-stage clinical trials must be manufactured in accordance with cGMP requirements and satisfy FDA or other authorities’ requirements before any product is approved and before we can manufacture commercial products. Our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of OC-01 and OC-02 to assess compliance with applicable regulations. Our failure, or the failure to our third-party providers and supply chain providers, to comply with such statutory and regulatory requirements could subject us to possible legal or regulatory action, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production, warning letters, the seizure or recall of products, operating restrictions and criminal prosecutions. Any of these actions could have a material impact on clinical supplies of OC-01 or our other product candidates. Contract manufacturers at times encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates and components thereof, their methods of use and processes for their manufacture, our proprietary reagents and assays and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates.

Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office (USPTO) in examining the patent application (patent term adjustment, or PTA) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension, or PTE), or both. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our products or product candidates.

Our patent portfolio as of October 1, 2019 contains approximately 14 issued and unexpired U.S. patents, nine pending U.S. patent applications, and two pending patent cooperation treaty (PCT) applications that are solely owned by us and certain foreign counterparts of a subset of these patents and patent applications in foreign countries, including Australia, Brazil, Canada, China, Japan, South Korea, Mexico, and countries within the European Patent Convention and the Eurasian Patent Organization. Owing to the substantial cost of prosecuting patent application internationally, we have selectively and strategically abandoned certain of our patent applications in countries with smaller markets and/or a history of weak patent enforcement record. With respect to our candidate OC-01, our patents and patent applications include methods of treatment. With respect to our candidate OC-02, our patents and patent applications cover chemical composition, synthesis and preparation, formulations, and methods of treatment. We continue to seek to maximize the scope of our patent protection for all our programs. We have four issued U.S. patents relating to methods of treating dry eye disease, increasing tear production, and improving ocular discomfort using varenicline, as well as pharmaceutical formulations for local nasal administration of varenicline. The patents are U.S. Pat. Nos.: 9,504,644, 9,504,645, 9,532,944, and 9,597,284. These patents expire in 2035.

In October 2016, we purchased simpanicline, the compound we refer to as OC-02 and all of the intellectual property rights in and to such compound, including the related know-how and patents, pursuant to an asset purchase agreement, which was subsequently amended in November 2016 and May 2017 (as amended, the OC-02 Agreement). Under the OC-02 Agreement we are obligated to make milestone payments of up to an aggregate of $37.0 million upon achievement of certain development and regulatory milestone events. In March

2018, we made a payment of $1.5 million upon completion of the first of these milestones. The next milestone payment is payable on the first dosing of a patient in a Phase 3 clinical trial of OC-02. Under the OC-02 Agreement, we are also obligated to make royalty payments at a mid-single digit percentage rates on net worldwide sales of the covered products. In addition, we are required to pay 15% of any (i) licensing revenue we receive that is related to OC-02 and (ii) revenue received from the sale of OC-02, up to a maximum aggregate amount of $10.0 million. We do not currently receive any licensing or sales revenue for OC-02.

We have believe that we have certain know-how and trade secrets relating to our technology and product candidates. We rely on trade secrets to protect certain aspects of our technology related to our current and future product candidates. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Licenses

On October 18, 2019, we entered into a non-exclusive patent license agreement (the License Agreement) with Pfizer. Pursuant to the License Agreement, Pfizer granted us non-exclusive rights under Pfizer’s patent rights covering varenicline tartrate and related salts thereof, including U.S. Patent Nos.: 7,265,119 and 6,890,927 to develop, manufacture, and commercialize our OC-01 varenicline product candidate for the treatment of any ophthalmic disease or condition via nasal administration in the United States.

Under the terms of the agreement, we made an upfront payment to Pfizer of $5 million. If we successfully commercialize OC-01, we may be required to pay to Pfizer a single milestone payment in the very low double-digit millions if we achieve a specified level of annual aggregate net sales of OC-01 within a specified timeframe. We will also be required to pay Pfizer tiered royalties on net sales of OC-01 by us, our affiliates, or sublicensees, at percentages ranging from the mid-single digits to the mid-teens. Our royalty obligation to Pfizer will commence upon first commercial sale of OC-01 and will expire upon the later of (a) the expiration of all regulatory or data exclusivity granted to Pfizer in connection with varenicline in the United States; and (b) the expiration or abandonment of the last valid claims of the licensed patents.

The License Agreement will terminate when all claims in all the licensed patents expire or are irretrievably abandoned, which we expect to be no later than August 2022. The License Agreement may be terminated earlier by us for any reason, or by Pfizer upon 60 days’ written notice for our uncured material breach (30 days in the case of non-payment), or immediately upon our insolvency.

Regulatory Pathway

Varenicline tartrate is currently marketed by Pfizer in the United States under the trade name Chantix as an aid to smoking cessation treatment. We have filed an Investigational New Drug Application (IND) with the FDA to study varenicline for the treatment of the signs and symptoms of dry eye disease and intend to submit a 505(b)(2) NDA, relying in part upon certain FDA conclusions regarding the safety of varenicline from the Agency’s review of the Chantix NDA.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-marketing may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, voluntary or mandatory product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal fines or penalties. Any agency or judicial enforcement action could have a material adverse effect on our business, market acceptance of our products, and our reputation.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the NDA process before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

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submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (IRB) or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (GCP) requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of an NDA;

•	a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practice (cGMP) requirements, and of selected clinical investigational sites to assess compliance with GCD;

•	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

•	payment of user fees for FDA review of the NDA;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process can take many years and the actual time required to obtain approval, if any, may vary substantially based upon the type, complexity and novelty of the product or condition being treated.

Preclinical Studies and IND Submission

Before testing any drug product candidate in humans, the product candidate must undergo rigorous preclinical testing. The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development along with any subsequent changes to the investigational plan.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, including the website maintained by the U.S. National Institutes of Health, ClinicalTrials.gov.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3. Although the phases are usually conducted sequentially, they may overlap or be combined.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase 2 clinical trials generally involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the safety and effectiveness of the product for its intended use and to establish the overall benefit/risk relationship of the product to provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA Review

Following completion of clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information in a request for approval to market the drug for one or more specified indications. The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by an application user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a qualifying small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs before it accepts them for filing to determine if they are sufficiently complete to permit a substantive review, and the FDA may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, standard review and priority review. According to PDUFA performance goals, the FDA endeavors to review applications subject to standard review within ten to twelve months, whereas the FDA’s goal is to review priority review applications within six to eight months, depending on whether the drug is a new molecular entity. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA also closely analyzes the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data, including the potential requirement to conduct additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, or to conduct additional preclinical studies or manufacturing changes. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Section 505(b)(2) New Drug Applications

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application.

505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations, new routes of administration, or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and/or effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (the Orange Book) to the same extent that a generic applicant submitting an Abbreviated New Drug Application, or ANDA, would. Thus, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, listed in the Orange Book for the reference product, such as exclusivity for obtaining approval of a new chemical entity has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Post-Approval Requirements

Following approval of a new product, the product is subject to continuing regulation by the FDA, including, among other things, requirements relating to facility registration and drug listing monitoring and record-keeping adverse event and other periodic reporting, product sampling and distribution, and product promotion and advertising including restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. If the FDA concludes that a REMS is needed, the NDA sponsor must submit a proposed REMS. The FDA will not approve the FDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation, and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, its manufacturer or the NDA holder, including recalls.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Corrective action could delay drug distribution and require significant time and financial expenditures. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market, or product recalls;

•	fines, warning letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Other Regulatory Matters

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Manufacturing, sales, promotion and other activities following product approval are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws. These laws include the following:

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the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act that can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA) or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the European Union Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA) and one or more Ethics Committees (ECs). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the EU will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the EU.

European Union Drug Review and Approval

In the European Economic Area (EEA), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the European Union, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SPC), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, EMA or the competent authorities of the Member States of the European Union make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance, and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare Reform

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Effective April 1, 2020, Medicaid rebate liability will be expanded to include the territories of the United States as well. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law new federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act) which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower prescription drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out-of-pocket costs of drug products paid by consumers. Additionally, on January 31, 2019, HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufactures to Medicare Part D plan sponsors, Medicaid managed care organizations, and those entities’ pharmacy benefit managers, the purpose of which is to further reduce the cost of drug products to consumers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Moreover, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

Employees

As of June 30, 2019, we had 18 full-time employees, 14 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Facilities

Our corporate headquarters are currently located in Princeton, New Jersey, where we lease 8,607 square feet of office space pursuant to a lease agreement that expires on June 30, 2022. We believe that our existing facilities are adequate for our near-term needs, but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers:
Jeffrey Nau, Ph.D., M.M.S.	44	President, Chief Executive Officer and Director
Daniel Lochner	37	Chief Financial Officer
John Snisarenko	56	Chief Commercial Officer

Non-Employee Directors:
Michael Ackermann, Ph.D.(2)(3)	37	Chairperson of the Board
Mark Murray(1)	60	Director
Ali Behbahani, M.D.(1)(3)	43	Director
William J. Link, Ph.D.(2)	73	Director
Clare Ozawa, Ph.D.(3)	45	Director
Benjamin Tsai(2)	40	Director
Aimee Weisner(1)(4)	51	Director Nominee

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee
(4)	Ms. Weisner will join our board of directors effective immediately after the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Jeffrey Nau, Ph.D., M.M.S. has served as our President and Chief Executive Officer and as a member of our board of directors since October 2017. From March 2017 to October 2017, Dr. Nau provided services to us as a consultant. Previously, Dr. Nau was Vice President of Clinical and Medical Affairs at Ophthotech Corporation (Ophthotech), a clinical-stage biopharmaceuticals company, from July 2013 to March 2017. Prior to Ophthotech, he was a Medical Science Director at Genentech, a biotechnology company, from October 2011 to July 2013. From September 2006 to October 2011, Dr. Nau was Vice President of Medical and Clinical Affairs at NeoVista. Dr. Nau received a B.S. in Biology from Stony Brook University, an M.S. in medical science from Drexel University College of Medicine, and a Ph.D. in public health and epidemiology from Walden University. We believe that Dr. Nau is qualified to serve on our board of directors because of the perspective and experience he provides as our President and Chief Executive Officer as well as his broad experience within the life sciences industry.

Daniel Lochner has served as our Chief Financial Officer since July 2019. Previously, Mr. Lochner was a Managing Director within the Investment Management Division of Goldman Sachs where he served as a lead equity portfolio manager and healthcare investor for various fund strategies. Mr. Lochner joined the Investment Management Division of Goldman Sachs in 2005 as an equity investor, a position he maintained during his tenure at the firm. Mr. Lochner received a B.A. in Economics from the University of Richmond and an Executive M.B.A. from Columbia University. We believe that Mr. Lochner is qualified to serve as our CFO because of his financial and accounting expertise and his experience in the healthcare industry.

John Snisarenko has served as our Chief Commercial Officer since September 2019. Mr. Snisarenko was most recently the Group Vice President of the Ophthalmology Business Unit at Takeda Pharmaceuticals (previously Shire) from June 2017 to September 2019. Prior to joining Shire, Mr. Snisarenko was a Vice President in Genentech’s ophthalmology business units from December 2007 until May 2017. From April 2006 to December 2007, Mr. Snisarenko was a Vice President in the ophthalmology business of NOVADAQ

Technologies and from June 1996 to April 2006, he was a Vice President in the ophthalmology business of Novartis Pharmaceuticals Canada. Mr. Snisarenko has been a member of the board of directors of Alimera Sciences, Inc. (Nasdaq:ALIM) since July 2019. Mr. Snisarenko received a B.Sc. in Biochemistry and an M.B.A. from McGill University. We believe Mr. Snisarenko is qualified to serve as our Chief Commercial Officer because of his substantial experience in the ophthalmology business.

Non-Employee Directors

Michael Ackermann, Ph.D. is the Company’s founder and has served as a member of our board of directors and as chairperson of the board since October 2017. Dr. Ackermann has been the Chief Executive Officer of Presidio Medical, Inc. since September 2017 and chairman of the board of Tarsus Pharmaceuticals, Inc. since July 2017. Prior to that, he was Vice President, Neurostimulation for Allergan from August 2015 to June 2017 after serving as Chief Executive Officer of Oculeve, which was acquired by Allergan, from June 2012 to August 2015. Dr. Ackermann received a B.E. in biomedical engineering from Vanderbilt University and a M.S. and Ph.D. in biomedical engineering from Case Western Reserve University. We believe Dr. Ackermann is qualified to serve on our board of directors because of his substantial business and academic experience in the medical device and pharmaceutical development industries.

Mark Murray has served as a member of our board of directors since October 2017 and previously served as our Chief Financial Officer from November 2017 until July 2019. Mr. Murray has served as a Partner at FLG Partners, a financial consulting and advisory company, since October 2014. Prior to FLG Partners, Mr. Murray served as Chief Financial Officer at OptiMedica Corporation (OptiMedica), an ophthalmic device company which was acquired by Abbott Labs in 2013, from June 2008 to December 2013. Prior to OptiMedica, Mr. Murray spent over 20 years with Guidant Corporation, including its predecessor Advanced Cardiovascular System and its successor Abbott Labs. Mr. Murray received a B.S. in business administration (accounting) from San Francisco State University. We believe Mr. Murray is qualified to serve on our board of directors because of his financial and accounting expertise and his experience in the life science industry.

Ali Behbahani, M.D. has served as a member of our board of directors since July 2017. Dr. Behbahani joined New Enterprise Associates (NEA) in 2007 and is currently a general partner on the healthcare team. Prior to joining NEA, he worked as an intern and later as a consultant in business development at The Medicines Company, a specialty pharmaceutical company developing acute care cardiovascular products. He previously held positions as a Venture Associate at Morgan Stanley Venture Partners from 2000 to 2002 and as a Healthcare Investment Banking Analyst at Lehman Brothers from 1998 to 2000. He has been a member of the board of directors of Genocea Biosciences (Nasdaq:GNCA) since February 2018, CRISPR Therapeutics (Nasdaq:CRSP) since April 2015, and Adaptimmune Therapeutics (Nasdaq:ADAP) since September 2014 and was on the board of Nevro Corp. (NYSE:NVRO) from August 2014 to March 2019. Dr. Behbahani received a B.S. in biomedical engineering, electrical engineering and chemistry from Duke University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.D. from the University of Pennsylvania School of Medicine. We believe that Dr. Behbahani is qualified to serve on our Board due to his experience in the biopharmaceutical industry and his experience as a member of the boards of directors of multiple companies in the industry.

William J. Link, Ph.D. has served as a member of our board of directors since July 2015. Dr. Link is a managing director and co-founder of both Flying L Partners, a venture capital firm formed in 2016 to focus on investing primarily in the ophthalmic space, and Versant Venture Management LLC, a life science venture capital firm investing in early stage healthcare companies. Prior to co-founding Versant in 1999, Dr. Link was a general partner at Brentwood Venture Capital. From 1986 to 1997, Dr. Link was founder, chairman, and Chief Executive Officer of Chiron Vision Corporation (acquired by Bausch & Lomb). He also founded and served as President of American Medical Optics (acquired by Allergan). Dr. Link served as a director of Advanced Medical Optics (acquired by Abbott Labs) from 2002 to 2009 and Inogen from 2003 to February 2014. Before entering the healthcare industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. He has been a member of the board of directors of Edwards Lifesciences

Corporation (NYSE:EW) since May 2009, Second Sight Medical Products (Nasdaq:EYES) since 2003 and Glaukos Corporation (NYSE:GKOS) since 2001. Dr. Link holds a B.S., an M.S., and a Ph.D. in mechanical engineering from Purdue University. We believe Dr. Link is qualified to serve on our board of directors because of his extensive experience in successfully commercializing products in the medical device industry, as well as his prior experience on the boards of U.S. public companies.

Clare Ozawa, Ph.D. has served as a member of our board of directors since February 2019. Dr. Ozawa has served as a Managing Director at Versant Venture Management LLC (Versant), a life science venture capital firm investing in early stage healthcare companies, since July 2017 and was an investment professional at Versant from 2008 to 2011. Prior to re-joining Versant, Dr. Ozawa was the Chief Business Officer of Inception Sciences (Inception) from January 2011 to May 2014 and served as Inception’s Chief Operating Officer from June 2014 to July 2017. She also worked in the Office of the Chief Executive Officer at Novartis from 2006 to 2008 and at McKinsey & Company from 2002 to 2006. Dr. Ozawa received a B.S. in biological sciences and a Ph.D. in neurosciences from Stanford University. We believe that Dr. Ozawa is qualified to serve on our board of directors because of her expertise and experience in the life sciences, including her educational background, and her management experience.

Benjamin Tsai has served as a member of our board of directors since February 2019. Mr. Tsai joined Invus Opportunities in 2008, where he is a partner focused on growth equity investments. Mr. Tsai has served as a director or board observer of more than a dozen companies, primarily in the health care sector. Previously, Mr. Tsai was a management consultant at the Monitor Group. Mr. Tsai received a B.S. degree in business administration from the University of Southern California and an M.B.A from Harvard University. We believe that Mr. Tsai is qualified to serve our board of directors because of his substantial experience as an investor and his financial and accounting expertise.

Aimee Weisner will be joining our board of directors effective immediately after the effectiveness of the registration statement of which this prospectus forms a part. From January 2011 to July 2019, Ms. Weisner served as the General Counsel and as a corporate vice president at Edwards Lifesciences Corporation. Prior to Edwards Lifesciences, Ms. Weisner served as a legal advisor to public pharmaceutical and medical device companies located in Southern California from 2009 to 2010. From 2002 to 2009, Ms. Weisner served in several positions at Advanced Medical Optics, Inc. (acquired by Abbott Laboratories), including corporate vice president, general counsel and secretary; executive vice president, administration, general counsel and secretary; and executive vice president, administration and secretary. From 1998 to 2002, Ms. Weisner served as corporate counsel and assistant secretary; and then vice president, assistant general counsel and assistant secretary at Allergan, Inc. Since July 2014, Ms. Weisner has served as a member of the board of directors of Glaukos Corporation (NYSE:GKOS). Ms. Weisner received a B.A. from California State University, Fullerton and a J.D. from Loyola Law School, Los Angeles. We believe Ms. Weisner is qualified to serve on our board of directors because of her legal expertise and her experience in the life science industry.

Board Composition

Our board of directors currently consists of seven members, and shall increase to eight members effective immediately after the effectiveness of the registration statement of which this prospectus forms a part. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mark Murray, William Link and Clare Ozawa, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Ali Behbahani, Benjamin Tsai and Aimee Weisner, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be Jeffrey Nau and Michael Ackermann, and their terms will expire at the annual meeting of stockholders to be held in 2022.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation and amended and restated bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Select Market (Nasdaq). Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions and phase-in periods, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the Exchange Act). Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than Jeffrey Nau and Mark Murray, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. Dr. Nau is not an independent director because he is our President and Chief Executive Officer. Mr. Murray is not an independent director because he previously served as our Chief Financial Officer until July 2019.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

In making the determination as to the independence of Dr. Link, our board of directors also considered his statutory appointment as our President from the date of our incorporation until October 2017, when Dr. Nau joined our company as President and Chief Executive Officer. Our board of directors reviewed relevant facts, including (1) the requirement under our bylaws to fill the statutory officer positions of President and Secretary and the lack of a management team to fill such statutory roles; (2) Dr. Link’s role and actions being limited to clerical and administrative matters without independent operational authority and policy-making function; (3) that no compensation or employee benefits for this role was proposed, approved or paid; (4) Dr. Link’s continued full-time employment as a venture capitalist throughout the entire period; and (5) that the other statutory officer position of Secretary was filled by other non-employees, including a managing partner of one of our investors and later by a representative of our outside legal counsel. Our board of directors generally noted that it is not uncommon for third party persons to serve in statutory officer roles in the absence of employees with relevant experience to understand the requirements and obligations of such role. Our board of directors also confirmed that at no time did Dr. Link prepare any of our financial statements. Based on the foregoing facts, our board of directors determined that Dr. Link was not an employee and does not have a have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Accordingly, our board of directors determined that Dr. Link was “independent” as that term is defined under the applicable rules of Nasdaq and the Exchange Act.

In making the determination as to the independence of Dr. Ackermann, our board of directors also considered his role as a founder and strategic consultant and the cash and equity compensation he received for his strategic consulting services, which has not exceeded $120,000 in any twelve month period over the last three fiscal years. For more information, please see footnotes (1) and (3) of the table under “—Director Compensation.”

Board Leadership Structure

Our board of directors is currently chaired by Dr. Ackermann. As a general policy, our board of directors believes that separation of the positions of chairperson of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Nau serves as our Chief Executive Officer while Dr. Ackermann serves as the chairperson of our board of directors but is not an officer of the Company. We currently expect and intend the positions of chairperson of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has an audit committee and a compensation committee, each of which has the composition and the responsibilities described below. Our board of directors has approved the formation of a corporate governance and nominating committee effective as of the effectiveness of the registration statement of which this prospectus forms a part.

Audit Committee

Effective immediately after the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Mark Murray, Ali Behbahani and Aimee Weisner. Mr. Murray will be the chairperson of our audit committee and will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq. Under Rule 10A-3(b)(1) of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Marketplace Rule 5605(c) and Rule 10A-3 under the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Although Dr. Behbahani does not fall under the Safe Harbor Provision of Rule 10A-3(e)(1)(ii) because Dr. Behbahani is a general partner of a stockholder that owns more than 10% of the Company’s voting power, our board of directors has determined that each of Dr. Behbahani and Ms. Weisner is independent. Mr. Murray is not an independent director because he previously served as our Chief Financial Officer until July 2019. We expect that within one year of our listing on the Nasdaq Global Select Market, Mr. Murray will have resigned from our audit committee and any new directors added to the Audit Committee will be independent under Nasdaq Marketplace Rules and Rule 10A-3.

Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Michael Ackermann, William Link and Benjamin Tsai, each of whom is independent. Mr. Tsai will be the chairperson of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

•	review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be Michael Ackermann, Ali Behbahani and Clare Ozawa, each of whom is independent. Dr. Ackermann will be the chairperson of our corporate governance and nominating committee. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	review and make recommendations to our board of directors with respect to management succession planning;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Our board of directors may from time to time establish additional committees.

Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. Other than as set forth in the table and described more fully below, we did not pay any compensation, including equity awards, to any of our non-employee directors in 2018. We have granted stock options to Dr. Ackermann for his service as the chairperson of our board of directors as well as one stock option grant for consulting services, and such grants were made in November 2017 and June 2019. We also reimburse our directors for expenses associated with attending meetings of our board of directors and its committees.

The following table presents the total compensation each of our non-employee and non-officer directors received during the year ended December 31, 2018.

	Fees Earned or Paid in Cash ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
Michael Ackermann, Ph.D.	60,000	(1)	—	(2)	40,000	(3)	100,000
Ali Behbahani, M.D.	—		—		—		—
William J. Link, Ph.D.	—		—		—		—
Clare Ozawa, Ph.D.	—		—		—		—
Benjamin Tsai	—		—		—		—

(1)

Pursuant to a consulting agreement with the Company (the Ackermann Consulting Agreement), Dr. Ackermann was paid $60,000 in the year ended December 31, 2018 in fees for his service as the chairperson of our board of directors. The Ackermann Consulting Agreement is being terminated immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)

Dr. Ackermann was not granted any options to purchase shares of our stock during the year ended December 31, 2018. As of December 31, 2018, Dr. Ackermann held an option to purchase 146,718 shares of our common stock which was granted as compensation for consulting services and a second option to purchase 212,322 shares of our common stock which was granted as compensation for his service as the chairperson of our board of directors. Each option was granted on November 10, 2017. All of the shares subject to the first option to purchase 146,718 shares vested on November 10, 2017. One forty-eighth of the shares subject to the second option to purchase 212,322 shares of our common stock vested on December 10, 2017, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service through each such vesting date. On June 6, 2019, Dr. Ackermann was granted a nonstatutory stock option to purchase 123,888 shares of common stock (the Ackermann 2019 Time-Based Option) and a nonstatutory stock option to purchase 30,972 shares of common stock (the Ackermann 2019 Performance-Based Option). The Ackermann 2019 Time-Based Option vests as to one forty-eighth of the shares subject to the Ackermann 2019 Time-Based Option on each monthly anniversary following May 3, 2019, subject to continued service to us through each such vesting date. The Ackermann 2019 Performance-Based Option vested on July 24, 2019 due to the achievement of certain Company performance conditions. None of our other non-employee directors held any outstanding equity awards as of December 31, 2018.

(3)	Pursuant to the Ackermann Consulting Agreement, Dr. Ackermann was paid $40,000 in fees in the year ended December 31, 2018 for consulting services.

Directors who are also our employees or officers receive no additional compensation for their service as directors. During 2018, Dr. Nau served as an employee director and Mr. Murray served as an officer director. See the section titled “Executive Compensation” for additional information about Dr. Nau’s and Mr. Murray’s compensation.

Outside Director Compensation Policy

After the completion of this offering, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our board of directors will have the discretion to revise non-employee director compensation as it deems necessary or appropriate.

Cash Compensation. All non-employee directors will be entitled to receive the following cash compensation for their services following the completion of this offering:

•	$40,000 per year for services as a board member;

•	$55,000 per year additionally for service as chairman of the board;

•	$15,000 per year additionally for service as chairman of the audit committee or $7,500 per year additionally for service as an audit committee member;

•	$10,000 per year additionally for service as chairman of the compensation committee or $5,000 per year additionally for service as a compensation committee member; and

•	$8,000 per year additionally for service as chairman of the nominating and governance committee or and $4,000 per year additionally for service as a nominating and governance committee member.

For clarity, each non-employee director who serves as the chair of a committee will receive only the annual fee for services as the chair of the committee and not the additional annual fee for services as a member of the committee, provided that the non-employee director who serves as the chairman of the board will receive the annual fee for services as the chairman of the board and the annual fee for services as a board member.

Each annual cash retainer and additional annual fee will be paid quarterly in arrears on a prorated basis.

Equity Compensation. Non-employee directors will be entitled to receive all types of awards (except incentive stock options) under the 2019 Equity Incentive Plan (the 2019 Plan) including discretionary awards not covered under the outside director compensation policy. Following the completion of this offering, nondiscretionary, automatic grants of restricted stock units will be made to our non-employee directors as follows:

•

Initial Award. Each person who first becomes a non-employee director after the completion of this offering will be granted an award of restricted stock units with a value of $370,000 (provided that, as of the applicable date of grant, the number of shares subject to such award may not be greater than 0.3% of the sum of (i) the number of shares outstanding, plus (ii) the number of shares subject to other Company equity awards, plus (iii) the number of shares reserved but unissued under the 2019 Plan), or an Initial Award.

•

Additional Initial Award. Each person who first becomes a non-employee director after the completion of this offering will be granted an award of restricted stock units equal to the product of (i) the number of shares subject to the Annual Award provided to non-employees at the last annual meeting of stockholders, or Annual Meeting, multiplied by (ii) a fraction (A) the numerator of which is (x) 12 minus (y) the number of fully completed months between the date of the last Annual Meeting and the non-employee director’s start date and (B) the denominator of which is 12, rounded to the nearest unit, an Additional Initial Award.

•

Annual Award. Each non-employee director other than the chairman of the board will be granted an award of restricted stock units with a value of $185,000 on the date of each Annual Meeting (provided that, as of the applicable date of grant, the number of shares subject to such award may not be greater than 0.15% of the sum of (i) the number of shares outstanding, plus (ii) the number of shares subject to other Company equity awards, plus (iii) the number of shares reserved but unissued under the 2019 Plan), beginning with the 2020 Annual Meeting, or an Annual Award.

The chairman of the board will be granted an award of restricted stock units with a value of $415,000 on the date of each Annual Meeting (provided that, as of the applicable date of grant, the number of shares subject to such award may not be greater than 0.3% of the sum of (i) the number of shares outstanding, plus (ii) the number of shares subject to other Company equity awards, plus (iii) the number of shares reserved but unissued under the 2019 Plan), beginning with the 2020 Annual Meeting, or a Chairman Annual Award.

The “value” for the awards of restricted stock units described above means the grant date fair value for financial accounting purposes on date of grant.

Subject to the applicable provisions of the 2019 Plan as further described under the section titled “Employee Benefit and Stock Plans,” (i) each Initial Award will be scheduled to vest as to one-third of the shares subject to such Initial Award on each annual anniversary of the date the applicable non-employee’s service as a non-employee director commenced, subject to the non-employee director continuing to provide services to the Company as a director through the applicable vesting date, (ii) each Annual Award or Chairman Annual Award will be scheduled to vest monthly as to 1/12th of the total shares subject to such Annual Award or Chairman Annual Award beginning on the first month following the grant date (on the same day of the month as the grant date), but will vest fully on the date of the next Annual Meeting held after the date of grant if not fully vested on such date, in each case, subject to the non-employee director continuing to provide services to the Company as a director through the applicable vesting date, and (iii) each Additional Initial Award will vest monthly on the same day of the month as other outstanding Annual Awards as to the same number of shares subject to such other outstanding Annual Awards, but will vest fully on the date of the next Annual Meeting held after the date of grant if not fully vested on such date, in each case, subject to continued service on as a member of the Board through each vesting date. Additionally, pursuant to our outside director policy, in the event of a change of control, each outstanding and unvested equity award held by a non-employee director will accelerate and fully vest, subject to the director continuing to provide services to the Company as a non-employee director through the date of such change in control.

Pursuant to our outside director compensation policy, no non-employee director may be issued, in any fiscal year, cash compensation and equity awards with an aggregate value greater than $750,000. Any cash compensation paid or equity awards granted to an individual for his or her services as an employee, for his or her services as a consultant (other than as a non-employee director), will not count for purposes of this limitation.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an employee of our company. Dr. Link filled the statutory officer role of President of our company without any compensation or benefits and had no independent policy-making function or operational role until October 2017; no other member of our compensation committee is or has been an officer of our company.

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Dr. Ackermann, Dr. Link and Mr. Tsai have or may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act. These transactions between us and members of our compensation committee and affiliates of such members are disclosed in “Certain Relationships and Related Party and Other Transactions,” and such disclosure is incorporated by reference herein.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics which will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part. Our code of business conduct and ethics will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.oysterpointrx.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Jeffrey Nau, Ph.D., M.M.S.	2018	300,000	—	—	90,000	—		390,000
President and Chief Executive Officer

Mark Murray	2018	—	—	—	—	336,207	(2)	336,207
Chief Financial Officer

(1)	The amounts reported represent bonuses based upon the achievement of company objectives for the year ended December 31, 2018.
(2)

This amount represents fees paid to FLG Partners for Mr. Murray’s services pursuant to a consulting agreement entered into by and between FLG Partners and the company effective as of November 24, 2015.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options to each of our named executive officers outstanding at December 31, 2018:

		Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date
Jeffrey Nau, Ph.D., M.M.S.	5/24/2017	11,031	(3)	—	0.20	5/24/2027
	11/10/2017	140,772	(4)	379,002	1.02	11/10/2027

Mark Murray	5/24/2017	10,590	(5)	5,295	0.20	5/24/2027
	11/10/2017	24,292	(6)	—	1.02	11/10/2027
	11/10/2017	20,126	(7)	54,186	1.02	11/10/2027

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2016 Plan.
(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)	All of the shares subject to the option vested on September 25, 2017.
(4)

One forty-eighth of the total number of shares subject to the option vested on December 1, 2017, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. The award is subject to vesting acceleration under certain circumstances as more fully described in “—Employment Arrangements with Our Named Executive Officers.”

(5)

One forty-eighth of the total number of shares subject to the option vested on May 19, 2016, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date.

(6)	All of the shares subject to the option vested on November 10, 2017.
(7)

One forty-eighth of the total number of shares subject to the option vested on December 10, 2017, and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date.

Employment Arrangements with Our Named Executive Officers and other Executive Officers

We have entered into an employment offer letter with Jeffrey Nau. In connection with his employment, Dr. Nau also executed our standard employment, confidential information, invention assignment and arbitration agreement. As an independent contractor, Mark Murray is subject to the terms of the consulting agreement between us and FLG Partners, as described below. We have also entered into an employment offer letter with our new chief financial officer Daniel Lochner. The material terms of these agreements are summarized below.

Jeffrey Nau, Ph.D., M.M.S.

We entered into an employment offer letter with Jeffrey Nau, our President and Chief Executive Officer, on November 1, 2017. The employment offer letter has no specific term and provides that Dr. Nau is an at-will employee. Dr. Nau’s current base salary is $380,000 and his target annual cash bonus is equal to 30% of his annual base salary.

In connection with the commencement of his employment, Dr. Nau was granted an incentive stock option to purchase 519,774 shares of common stock. Dr. Nau’s incentive stock option vested with respect to one forty-eighth of the shares vested on December 1, 2017 and one forty-eighth of the remaining shares vested, and continue to vest, monthly thereafter, subject to continued service to us through each such vesting date. On June 6, 2019, Dr. Nau was granted an incentive stock option to purchase 309,721 shares of common stock (the Nau 2019 Time-Based Option) and an incentive stock option to purchase 77,430 shares of common stock (the Nau 2019 Performance-Based Option). The Nau 2019 Time-Based Option will vest as to one forty-eighth of the shares subject to the Nau 2019 Time-Based Option on each monthly anniversary of May 3, 2019, subject to continued service to us through each such vesting date. The Nau 2019 Performance-Based Option vested on July 24, 2019 due to the achievement of certain Company performance conditions.

Mark Murray

We entered into a consulting agreement with FLG Partners, dated November 24, 2015, pursuant to which Mr. Murray, a partner of FLG Partners, LLC served as our Chief Financial Officer until July 2019. The agreement was amended effective as of July 25, 2019, following the Board’s appointment of Mr. Daniel Lochner as our Chief Financial Officer on such date, to reflect that while Mr. Murray will continue to provide consulting services to the Company, he no longer serves as our Chief Financial Officer. Either party may terminate the consulting agreement upon 30 days’ notice. Both the consulting agreement and its amendment are unrelated to Mr. Murray’s service as a member of our Board of Directors.

On June 6, 2019, Mr. Murray was granted a nonstatutory stock option to purchase 52,630 shares of common stock (the Murray 2019 Time-Based Option) and a nonstatutory stock option to purchase 13,157 shares of common stock (the Murray 2019 Performance-Based Option). The Murray 2019 Time-Based Option will vest as to one forty-eighth of the shares subject to the Murray 2019 Time-Based Option on each monthly anniversary of May 3, 2019, subject to continued service to us through each such vesting date. The Murray 2019 Performance-Based Option vested on July 24, 2019 due to the achievement of certain Company performance conditions.

Daniel Lochner

We entered into an employment offer letter with Daniel Lochner, our Chief Financial Officer, on July 2, 2019. The employment offer letter has no specific term and provides that Mr. Lochner is an at-will employee. Mr. Lochner’s current base salary is $340,000 and his target annual cash bonus is equal to 30% of his annual base salary. In addition, pursuant to the terms of Mr. Lochner’s offer letter, he is entitled to receive a one-time signing bonus of $80,000, payable in two installments, on or within 30 days of his start date and on the first anniversary of his start date, which bonus Mr. Lochner must repay if he is terminated for “cause,” death or “disability” or if he resigns for other than “good reason” (each as defined in his offer letter), in each case prior to completing 12 months of service with us.

In connection with the commencement of his employment, Mr. Lochner was granted an option to purchase 201,950 shares of common stock. Mr. Lochner’s option with respect to one quarter of the shares will vest on July 25, 2020 and one forty-eighth of the remaining shares shall vest monthly thereafter, subject to continued service to us through each such vesting date.

John Snisarenko

We entered into an employment offer letter with John Snisarenko, our Chief Commercial Officer, on August 5, 2019. The employment offer letter has no specific term and provides that Mr. Snisarenko is an at-will employee. Mr. Snisarenko’s current base salary is $360,000 and his target annual cash bonus is equal to 30% of his annual base salary.

In connection with the commencement of his employment, Mr. Snisarenko was granted an option to purchase 183,591 shares of common stock. Mr. Snisarenko’s option with respect to one quarter of the shares will vest on September 17, 2020 and one forty-eighth of the shares shall vest monthly thereafter, subject to continued service to us through each such vesting date.

Change in Control and Severance Agreements

We have entered into change of control and severance agreements with Dr. Nau, Mr. Lochner and Mr. Snisarenko, which supersede all previous severance and change of control arrangements we had previously entered into with our named executive officers. Under each of these agreements, if, within the period three months prior to and 12 months following a “change of control” (such period, the change in control period), we terminate the employment of the applicable employee other than for “cause”, death or “disability” or the employee resigns for “good reason” (as such terms are defined in the employee’s change of control and severance agreement) and the employee executes a separation agreement and release of claims that becomes effective and irrevocable within 60 days following the employee’s termination, the employee is entitled to receive (i) a lump sum severance payment, less applicable withholdings, equal to the payment of employee’s base salary, as then in effect, of 18 months for Dr. Nau and 12 months for Mr. Lochner and Mr. Snisarenko, respectively (such monthly period, the severance period) (ii) a lump sum payment, less applicable withholdings, equal to a percentage of the employee’s annual target bonus for the year in which the termination occurs, with such percentage being 150% for Dr. Nau and 100% for Mr. Lochner and Mr. Snisarenko, respectively, (iii) a lump sum payment, less applicable withholdings, equal to the amount of any bonus arising from the achievement of performance objectives in a prior fiscal year that would have been paid to the employee had the employee remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, (iv) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) for the employee and the employee’s dependents through the applicable employee’s severance period, and (v) accelerated vesting as to 100% of the employee’s outstanding unvested equity awards.

In addition, under each of these agreements, if, outside of the change in control period, we terminate the employment of the applicable employee other than for cause, death or disability or the employee resigns for good reason, and the employee executes a separation agreement and release of claims that becomes effective and irrevocable within 60 days following the employee’s termination, the employee is entitled to receive (i) a lump sum severance payment, less applicable withholdings, equal to the payment of employee’s base salary, as then in effect, of 18 months for Dr. Nau and 12 months for Mr. Lochner and Mr. Snisarenko, respectively (such monthly period, the severance period) (ii) a lump sum payment, less applicable withholdings, equal to the amount of any bonus arising from the achievement of performance objectives in a prior fiscal year that would have been paid to the employee had the employee remained employed through the applicable bonus payment date, provided such date would occur in the fiscal year including the termination date, and (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for the employee and the employee’s dependents through the applicable employee’s severance period.

Additionally, pursuant to Dr. Nau’s agreement, Dr. Nau will receive accelerated vesting as to 100% of the outstanding unvested shares subject to his option to purchase 519,774 shares granted on November 10, 2017 if (i) outside of the change in control period, Dr. Nau is terminated other than for cause, death or disability and Dr. Nau executes a separation agreement and release of claims that becomes effective and irrevocable within

60 days following Dr. Nau’s termination, or (ii) we experience a change in control and Dr. Nau remains an employee of the Company through such change in control.

Under each of these agreements, in the event any payment to the applicable employee pursuant to his change of control and severance agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, or the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the employee will receive such payment as would entitle the employee to receive the greatest after-tax benefit, even if it means that we pay him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Employee Benefit and Stock Plans

2019 Equity Incentive Plan

In October 2019, our board of directors adopted, and our stockholders approved, our 2019 Plan. The 2019 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and any of our subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 2,700,000 shares of our common stock are reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan will also include (1) those shares reserved but unissued under our 2016 Plan as of the effective date of the registration statement of which this prospectus forms a part and are not subject to awards granted thereunder and (2) shares of our common stock subject to awards granted under our 2016 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest (provided that the maximum number of shares that may be added to the 2019 Plan pursuant to (1) and (2) is 2,859,775 shares). The number of shares available for issuance under our 2019 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2021 fiscal year and ending with our 2029 fiscal year, equal to the least of:

•	4,000,000 shares (which shall not be adjusted by any stock split, reverse stock split or recapitalization occurring prior to the date of this prospectus);

•	4% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	Such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2019 Plan (unless the 2019 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2019 Plan (unless the 2019 Plan has terminated). Shares that have actually been issued under the 2019 Plan will not be returned to the 2019 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan.

To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2019 Plan. The compensation committee of our board of directors will initially administer our 2019 Plan. In addition, if we determine it is desirable to qualify transactions under our 2019 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2019 Plan, the administrator has the power to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering the 2019 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2019 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2019 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2019 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2019 Plan. The exercise price of options granted under our 2019 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2019 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2019 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2019 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2019 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $750,000 with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2019 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2019 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2019 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2019 Plan, provided such action does not materially impair the rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2016 Equity Incentive Plan, as amended

Our 2016 Plan was originally adopted by our board of directors in May 2016 and approved by our stockholders in May 2017. Our 2016 Plan was most recently amended in February 2019. Our 2016 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2016 Plan will be terminated and we will not grant any additional awards under our 2016 Plan thereafter. However, our 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2016 Plan.

As of June 30, 2019, the following awards were outstanding under our 2016 Plan: stock options covering 2,321,804 shares of our common stock.

Plan Administration. Our 2016 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2016 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2016 Plan and to control its operation, including the authority to construe and interpret the terms of our 2016 Plan and the awards granted under our 2016 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2016 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2016 Plan.

Eligibility. Employees, officers, directors and consultants of ours or any of our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of any of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2016 Plan. Subject to the provisions of our 2016 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary of ours) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2016 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for thirty (30) days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six (6) months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Stock Appreciation Rights. Prior to the completion of this offering, we may grant stock appreciation rights under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the grant date and the exercise date. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our common stock on the grant date. The term of a stock appreciation right may not exceed 10 years. Stock appreciation rights are generally subject to the same post-termination exercise period rules as options. Subject to the provisions of our 2016 Plan, the administrator determines all other terms of stock appreciation rights, including when such rights vest and become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both.

Restricted Stock. Prior to the completion of this offering, we may grant restricted stock under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. Subject to the terms of our 2016 Plan, the administrator will determine the number of shares of restricted stock granted and other terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate, and may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise.

Restricted Stock Units. Prior to the completion of this offering, we may grant restricted stock units under our 2016 Plan. Restricted stock units are bookkeeping entries with each unit representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator in its sole discretion may reduce or waive any vesting criteria. The administrator determines in its sole discretion whether restricted stock units will be settled in cash, shares of our common stock, or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will return to us.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2016 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control. With respect to awards granted prior to October 11, 2017, in the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2016 Plan), and with respect solely to any participant who has been a service provider during the 12 month period preceding the closing date of a merger or change in control, such participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

With respect to all other awards, in the event of our merger with or into another corporation or entity or a change in control, each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2016 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2016 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2016 Plan. No amendment or alteration of our 2016 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2016 Plan will be terminated and we will not grant any additional awards under our 2016 Plan thereafter.

2019 Employee Stock Purchase Plan

In October 2019, our board of directors adopted, and our stockholders approved, our 2019 ESPP. Our 2019 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our 2019 ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares. A total of 270,000 shares of our common stock will be available for sale under our 2019 ESPP. The number of shares of our common stock that will be available for sale under our 2019 ESPP also includes an annual increase on the first day of each fiscal year beginning with the fiscal year following the first day of the first enrollment period (if any occurs) and ending with our 2039 fiscal year, equal to the least of:

•	1,000,000 shares (which shall not be adjusted by any stock split, reverse stock split or recapitalization occurring prior to the date of this prospectus);

•	1% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

2019 ESPP Administration. We expect that the compensation committee of our board of directors will administer our 2019 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the 2019 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2019 ESPP, designate our subsidiaries and affiliates as participating in the 2019 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2019 ESPP, and establish procedures that it deems necessary for the administration of the 2019 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the 2019 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2019 ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering periods; purchase periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. No offerings have been authorized to date by our board of directors under the ESPP. If our board of directors authorizes an offering period under the ESPP, our board of directors is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

Contributions. Our 2019 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 20% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may not change the rate of his or her contribution during an offering period.

Exercise of Purchase Right. If our board of directors authorizes an offering and purchase period under the ESPP, amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our 2019 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2019 ESPP.

Merger or Change in Control. Our 2019 ESPP provides that in the event of a merger or change in control, as defined under our 2019 ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) will assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our 2019 ESPP. Our 2019 ESPP automatically will terminate in 2039, unless we terminate it sooner.

Executive Incentive Compensation Plan

In October 2019, our board of directors adopted an Executive Incentive Compensation Plan (the Bonus Plan) which will become effective upon the completion of this offering. The Bonus Plan will be administered by our compensation committee following the completion of this offering. The Bonus Plan allows our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, individual objectives such as peer reviews or other subjective or objective criteria, and attainment of clinical development milestones. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures, and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Our compensation committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including Dr. Nau, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We do not match contributions made by our employees or provide any other form of employer contributions, except as required by applicable law with respect to mandatory top heavy contributions.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we intend to enter into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sales of Securities

2016 and 2017 Convertible Notes

Throughout 2016 and 2017, we issued various convertible notes with an aggregate principle amount of $6.4 million. In March and September 2016, we received $2.1 million in gross proceeds from the issuance of convertible notes (the 2016 Notes). In May and August 2017, we received $4.3 million in gross proceeds from the issuance of convertible notes (the 2017 Notes).

All principal and interest accrued under the 2016 Notes and the 2017 Notes was converted at various discounts into shares of Series A redeemable convertible preferred stock in connection with the closing of the first tranche of our Series A redeemable convertible preferred stock financing in October 2017. The following table sets forth the aggregate principal amount of 2016 Notes and 2017 Notes plus interest that was converted, the number of shares of Series A redeemable convertible preferred stock issued upon conversion of such notes to our 5% stockholders, directors, executive officers, and their respective affiliates upon conversion of such notes and the aggregate purchase price for such notes:

Investor	Affiliated Director(s) or Officer(s)	Series A Convertible Promissory Note Principal Amount and Interest ($)	Shares of Series A Preferred Stock
New Enterprise Associates 14, L.P.	Ali Behbahani	$2,831,468	1,664,782
Entities affiliated with Versant Ventures(1)	William Link Clare Ozawa	$2,831,468	1,664,779
D. Michael Ackermann		$314,975	140,567
Mark Murray		$208,811	106,517

(1)

Entities affiliated with Versant Ventures whose convertible promissory notes converted into shares of our Series A preferred stock include Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P.

Series A Preferred Stock Financing

In October 2017, we issued and sold an aggregate of 3,883,000 shares of our Series A preferred stock (exclusive of 3,728,691 shares issued upon the conversion of the 2016 Notes and 2017 Notes) at a cash purchase price of $5.67 per share for an aggregate purchase price of $22.0 million. These shares of Series A preferred stock, together with the shares issued upon conversion of the 2016 Notes and 2017 Notes, will convert into an aggregate of 7,611,691 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series A preferred stock sold to our directors, executive officers and holders of more than 5% of our capital stock (not including the 3,728,691 shares of Series A preferred stock issued upon the conversion of the 2016 Notes and 2017 Notes):

Investor	Affiliated Director(s) or Officer(s)	Shares of Series A Preferred Stock	Total Purchase Price
New Enterprise Associates 14, L.P.	Ali Behbahani	1,941,500	$11,000,000
Versant Venture Capital VI, L.P.	Clare Ozawa	1,941,500	$11,000,000

Series B Preferred Stock Financing

In February 2019 and April 2019, we issued and sold an aggregate of 6,581,590 shares of our Series B preferred stock at a purchase price of $14.13 per share for an aggregate purchase price of $93.0 million. These shares of Series B preferred stock will convert into an aggregate of 6,581,590 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series B preferred stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series B Preferred Stock	Total Purchase Price
Entities affiliated with Invus Opportunities(1)	Benjamin Tsai	1,840,015	$25,999,994
Entities affiliated with Versant Ventures(2)	Clare Ozawa	1,061,546	$14,999,998
New Enterprise Associates 14, L.P.	Ali Behbahani	1,061,547	$14,999,998
Oyster Point Pharma I, LLC	William Link	955,392	$13,499,997
Falcon Vision LLC		884,622	$12,499,998
Vida Ventures, LLC		778,468	$10,999,997

(1)

Entities affiliated with Invus Opportunities holding shares of our Series B preferred stock which are aggregated for purposes of reporting share ownership information include InvOpps IV, LP and InvOpps IV US, LP.

(2)

Entities affiliated with Versant Ventures holding shares of our Series B preferred stock which are aggregated for purposes of reporting share ownership information include Versant Venture Capital VI, L.P. and Versant Vantage I, L.P.

Consulting Agreement

We are party to a consulting agreement with FLG Partners, LLC (FLG), dated as of November 24, 2015 (the FLG Agreement), pursuant to which Mr. Murray provided us with chief financial officer services until July 25, 2019. The FLG Agreement was then amended effective as of July 25, 2019, following our appointment of Daniel Lochner as our chief financial officer, to provide that Mr. Murray would no longer serve as our chief financial officer and that future services under the agreement will be limited to general financial advisory services. The FLG Agreement contains customary representations and warranties and indemnification provisions. Either party may terminate the FLG Agreement upon 30 days’ notice. We paid FLG an aggregate of $447,300 in 2017 for services provided to us in 2015, 2016 and 2017 and an additional $336,207 in 2018 for services provided to us in 2018. We expect to pay FLG up to an aggregate of $475,000 in 2019 and up to $90,000 in 2020, but expect to incur de minimis or no fees under the FLG Agreement, as amended, thereafter. Mr. Murray who has been serving as a member of our board of directors since October 2017 and who previously served as our Chief Financial Officer from November 2017 until July 2019, has been a partner of FLG throughout this period and continues to be a partner of FLG where he provides services to other clients in addition to us. Mr. Murray’s compensation from FLG is based on aggregate client billings and overall partnership performance rather than the FLG Agreement alone.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement with (i) certain holders of our capital stock, including entities affiliated with Invus Opportunities, entities affiliated with Versant Ventures, New

Enterprise Associates 14, L.P., Oyster Point Pharma I, LLC, Falcon Vision LLC, and Vida Ventures, LLC, (ii) an entity affiliated with Dr. Ackermann and (iii) Mr. Murray. Under our investor rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

We have adopted a formal written policy, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Directed Share Program

At our request, the underwriters have reserved up to 3% of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our officers, directors, employees and certain other persons associated with us. Shares purchased under our directed share program will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Participation in this Offering

Certain of our existing stockholders that are affiliated with certain of our directors or that beneficially own more than 5% of our outstanding common stock have agreed to purchase an aggregate of approximately 2.4 million shares of our common stock in this offering at the initial public offering price.

Director RSU Grant

Our board of directors approved a restricted stock unit award with a cash value of $370,000 to newly-appointed director Aimee Weisner, effective as of the business day following her election to the board of directors, which occurred immediately following the effectiveness of the registration statement of which this prospectus forms a part.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2019 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors and director nominees; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

Certain of our existing stockholders that are affiliated with certain of our directors or that beneficially own more than 5% of our outstanding common stock have agreed to purchase an aggregate of approximately 2.4 million shares of our common stock in this offering at the initial public offering price. The information set forth in the table below does not reflect the potential purchase of any shares in this offering by such stockholders or purchases by any of our directors or executive officers in this offering (including in the directed share program).

We have based our calculation of the percentage of beneficial ownership prior to this offering on 15,612,538 shares of our common stock outstanding as of September 30, 2019, which includes 14,193,281 shares of our common stock resulting from the conversion of all 14,193,281 outstanding shares of our redeemable convertible preferred stock as of September 30, 2019 into our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of September 30, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on 20,612,538 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2019, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Oyster Point Pharma, Inc., 202 Carnegie Center, Suite 109, Princeton, New Jersey 08540.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with New Enterprise Associates(1)	4,990,287	32.0%	4,990,287	24.2%
Entities affiliated with Versant Ventures(2)	4,990,282	32.0%	4,990,282	24.2%
Entities affiliated with Invus Opportunities(3)	1,840,015	11.8%	1,840,015	8.9%
Oyster Point Pharma I, LLC(4)	955,392	6.1%	955,392	4.6%
Falcon Vision LLC(5)	884,622	5.7%	884,622	4.3%

Named Executive Officers, Directors and Director Nominees:
Jeffrey Nau, Ph.D., M.M.S.(6)	387,062	2.4%	387,062	1.8%
Mark Murray(7)	203,860	1.3%	203,860	1.0%
Michael Ackermann, Ph.D.(8)	577,261	3.6%	577,261	2.8%
Benjamin Tsai(9)	—	—	—	—
Ali Behbahani, M.D.(10)	—	—	—	—
William J. Link, Ph.D.(11)	2,942,628	18.8%	2,942,628	14.3%
Clare Ozawa, Ph.D.(12)	566,158	3.6%	566,158	2.7%
Aimee Weisner	—	—	—	—
All executive officers and directors as a group (9 persons)(13)	4,676,969	28.5%	4,676,969	21.9%

(1)

Consists of 4,990,287 shares of common stock beneficially owned by New Enterprise Associates 14, L.P., a Cayman Islands exempted limited partnership (“NEA 14 LP”). The shares directly held by NEA 14 LP are indirectly held by: NEA Partners 14, L.P., a Cayman Islands exempted limited partnership (“NEA Partners”), the general partner of NEA 14 LP, NEA 14 GP, LTD, a Cayman Islands exempted company (“NEA 14 GP”), the general partner of NEA Partners, and each of the individual Directors of NEA 14 GP. The individual Directors of NEA 14 GP (collectively, the “Directors”) are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., David M. Mott, Peter Sonsini, and Scott D. Sandell. NEA Partners, NEA 14 GP, and the Directors share voting and dispositive power with regard to the Company’s securities directly held by NEA 14 LP. The address for these entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Dr. Ali Behbahani is a General Partner at New Enterprise Associates, Inc. and a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(2)

Consists of (i) 2,436,888 shares of common stock beneficially owned by Versant Venture Capital VI, L.P. (“Versant VI”), (ii) 1,974,798 shares of common stock beneficially owned by Versant Venture Capital IV, L.P. (“Versant IV”), (iii) 566,158 shares of common stock beneficially owned by Versant Vantage I, L.P. (“Versant Vantage”), and (iv) 12,438 shares of common stock beneficially owned by Versant Side Fund IV, L.P. (“Versant Side Fund IV”). Versant Ventures VI GP L.P. (“Versant Ventures VI GP”) is the general partner of Versant VI, and Versant Ventures VI GP-GP LLC (“Versant Ventures VI GP-GP”) is the general partner of Versant Ventures VI GP. Each of Bradley J. Bolzon, Jerel C. Davis, Kirk G. Nielsen, Robin L. Praeger and Thomas F. Woiwode, as managing members of Versant Ventures VI GP-GP, may be deemed to share voting and dispositive power over the shares held by Versant VI. Versant Ventures IV, LLC (“Versant Ventures IV”) is the sole general partner of each of Versant IV and Versant Side Fund IV. Each of Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Rebecca B. Robertson, Bradley J. Bolzon, Charles M. Warden, Kirk G. Nielsen, Thomas F. Woiwode and Robin L. Praeger, as managing members of Versant Ventures IV, may be deemed to share voting and dispositive power over the shares held by Versant IV and Versant Side Fund IV. Versant Vantage I, GP, L.P. (“Versant Vantage I GP”) is the general partner of Versant Vantage, and Versant Vantage I, GP-GP, LLC (“Versant Vantage I GP-GP”) is the general partner of Versant Vantage I GP. Each of Bradley J. Bolzon, Jerel C. Davis, Clare Ozawa, Robin L. Praeger and Thomas F. Woiwode, as managing members of Versant Vantage I GP-GP, may be deemed to share voting and dispositive power over the shares held by Versant Vantage. Each of Clare Ozawa, Ph.D. and William Link, Ph.D. is a Managing Director at Versant Ventures and a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his or her respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address of Versant IV, Versant VI, Versant Side Fund IV and Versant Vantage is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(3)

Consists of (i) 1,230,050 shares of common stock beneficially owned by InvOpps IV, L.P. (“Invus IV”) and (ii) 609,965 shares of common stock beneficially owned by InvOpps IV US, L.P. (“Invus IV US”). InvOpps GP IV, L.L.C., a Delaware limited liability company (“InvOpps GP”), is the sole general partner of each of Invus IV and Invus IV US. Sacha Lainovic, as Managing Member of

InvOpps GP, may be deemed to have voting and dispositive power over the shares held by Invus IV and Invus IV US. Such persons and entities disclaim beneficial ownership of the shares held by Invus IV and Invus IV US, except to the extent of any proportionate pecuniary interest therein. The address for these entities is 126 East 56th Street, 20th Floor, New York, NY, 10022. Benjamin Tsai is a partner at Invus Opportunities and is a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.
(4)

Consists of 955,392 shares of common stock beneficially owned by Oyster Point Pharma I, LLC. William J. Link, as the controlling member of Oyster Point Pharma I, LLC, may be deemed to share voting and dispositive power over the shares held by Oyster Point Pharma I, LLC. Such persons and entities disclaim beneficial ownership of the shares held by Oyster Point Pharma I, LLC, except to the extent of any proportionate pecuniary interest therein. The address for Oyster Point Pharma I, LLC is 11 Linda Isle, Newport Beach, CA 92660.

(5)

Consists of 884,622 shares of common stock beneficially owned by Falcon Vision LLC. KKR Health Care Strategic Growth Fund L.P., as the managing member of Falcon Vision LLC, KKR Associates HCSG L.P., as the general partner of KKR Health Care Strategic Growth Fund L.P., KKR HCSG GP LLC, as the general partner of KKR Associates HCSG L.P., KKR Fund Holdings L.P., as the sole member of KKR HCSG GP LLC, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings Corp., as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited, KKR & Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR Management LLC, as the Class B common stockholder of KKR & Co. Inc., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described in this footnote. The principal business address of each of the entities and persons identified in the immediately preceding sentence, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Each of Messrs. Kravis and Roberts disclaims beneficial ownership of the shares held by Falcon Vision LLC.

(6)	Consists of 387,062 shares of common stock issuable pursuant to options held directly by Dr. Nau exercisable within 60 days of September 30, 2019.
(7)

Consists of (i) 108,447 shares of common stock held directly by Mr. Murray and (ii) 95,413 shares of common stock issuable pursuant to options held directly by Mr. Murray exercisable within 60 days of September 30, 2019.

(8)

Consists of (i) 137,357 shares of common stock held directly by Dr. Ackermann, (ii) 140,567 shares of common stock held by The Ackermann & Elmen-Gruys Trust Dated June 24, 2014, and (iii) 299,337 shares of common stock issuable pursuant to options held directly by Dr. Ackermann exercisable within 60 days of September 30, 2019.

(9)

Mr. Tsai is a partner at Invus Opportunities. Mr. Tsai has no voting or dispositive power with respect to any of the shares held by Invus IV and Invus IV US referenced in footnote (3) above. Mr. Tsai disclaims beneficial ownership of all shares held by Invus Opportunities, except to the extent of any pecuniary interest therein.

(10)

Dr. Behbahani is a General Partner at New Enterprise Associates, Inc. Dr. Behbahani has no voting or dispositive power over any of the shares held by NEA 14 LP referenced in footnote (1) above and disclaims beneficial ownership of all such shares, except to the extent of any pecuniary interest therein.

(11)

Consists of the shares described in clauses (ii) and (iv) in footnote (2) and in footnote (4) above. Dr. Link is a Managing Director at Versant Ventures and a Managing Partner at Oyster Point Pharma I, L.L.C. and shares voting and investment control with respect to these shares. Dr. Link disclaims beneficial ownership of all shares held by Versant Ventures and Oyster Point Pharma I, L.L.C., except to the extent of any pecuniary interest therein.

(12)

Consists of the shares described in clause (iii) in footnote (2) above. Dr. Ozawa is a Managing Director at Versant Ventures and shares voting and investment control with respect to these shares. Dr. Ozawa disclaims beneficial ownership of all shares held by Versant IV, Versant Side Fund IV, Versant VI and Versant Vantage I, except to the extent of any pecuniary interest therein.

(13)

Consists of (i) 3,929,241 shares of common stock beneficially owned by our current directors and executive officers, and (ii) 781,812 shares of common stock issuable pursuant to stock options held by such directors and executive officers and exercisable within 60 days of September 30, 2019. Excludes Ms. Weisner, who will join our board of directors effective immediately after the effectiveness of the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Upon the completion of this offering, all of the outstanding shares of our redeemable convertible preferred stock will convert into an aggregate of 14,193,281 shares of our common stock.

Based on 1,419,026 shares of common stock outstanding as of June 30, 2019, and after giving effect to the conversion of all of our outstanding 14,193,281 shares of redeemable convertible preferred stock as of June 30, 2019 into an aggregate of 14,193,281 shares of common stock upon the completion of this offering and the issuance of 5,000,000 shares of common stock in this offering, there will be 20,612,307 shares of common stock outstanding upon the completion of this offering. As of June 30, 2019, we had 84 stockholders of record. As of June 30, 2019, there were 2,321,804 shares of common stock subject to outstanding options.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding redeemable convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of redeemable convertible preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our redeemable convertible preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of June 30, 2019, we had outstanding options to purchase an aggregate of 2,321,804 shares of our common stock, with a weighted-average exercise price of $2.78 per share, under our 2016 Plan. After June 30, 2019, we issued options to purchase an aggregate of 464,577 shares of our common stock, with a weighted-average exercise price of $12.86 per share, under our 2016 Plan.

Registration Rights

After the completion of this offering, under our investor rights agreement, the holders of up to 14,193,281 shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, the holders of up to 14,193,281 shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the completion of this offering, the holders of at least 50% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $10 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to 14,193,281 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after 180 days following the completion of this offering when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 14,193,281 shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (1) the date that is five years after the completion of this offering, (2) immediately prior to the completion of certain liquidation events and (3) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 promulgated under the Securities Act and such holder holds less than one percent (1%) of our outstanding securities.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2020 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2021 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2022 annual meeting. At each annual meeting of stockholders beginning in 2020, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the chairperson of our board of directors or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the Delaware General Corporation Law (the DGCL). Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Nothing in our amended and restated bylaws, including the exclusive forum provision, precludes stockholders that assert claims under the Securities Act or the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “OYST.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock has been approved for listing on the Nasdaq Global Select Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of June 30, 2019 and after giving effect to the conversion of all of the 14,193,281 shares of our redeemable convertible preferred stock outstanding at June 30, 2019, 20,612,307 shares of our common stock will be outstanding, or 21,362,307 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and assuming no shares of our common stock will be sold in the offering to our affiliates or pursuant to the directed share program no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	5,216,273 shares will be eligible for sale on the date of this prospectus; and

•	15,396,034 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-off Agreements

Our officers, directors, purchasers participating in our directed share program and the holders of substantially all of our capital stock and options have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Jaffray & Co. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable). If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144, upon expiration of any applicable lock-up agreements and within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal 206,123 shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to the lock-up agreement referred to above, if applicable). However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 (subject to the lock-up agreement referred to above, if applicable).

Registration Rights

After the completion of this offering, the holders of up to 14,193,281 shares of our common stock will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	persons subject to the alternative minimum tax or the Medicare surtax on net investment income;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities and investors therein;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, upon the activities of the partnership or other entity and on certain determinations made at the partner level. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have not declared or paid any cash dividends on our capital stock since inception, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest (USRPI) by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If our common stock constitutes a USRPI and either our common stock is not regularly traded on an established securities market or you hold more than 5% of our outstanding common stock, directly, indirectly and constructively, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If our common stock constitutes a USRPI and our common stock is not regularly traded on an established securities market, your proceeds on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.

If you are a non-U.S. holder described in the first bullet point above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) or other disposition of our common stock under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet point above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our common stock, which gain may be offset by certain U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you and the amount of tax withheld, if any. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% and information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, collectively “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	2,250,000
Cowen and Company, LLC	1,500,000
Piper Jaffray & Co.	1,250,000

Total	5,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.672 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.224 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.12 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$1.12	$1.12
Total	$5,600,000	$6,440,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,000,000. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with the offering in an amount up to $50,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans.

Our directors, executive officers, purchasers participating in our directed share program and the holders of substantially all of our capital stock and options have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Jaffray & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “OYST.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be

“covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant Member State), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)    where no consideration is or will be given for the transfer;

c)    where the transfer is by operation of law;

d)    as specified in Section 276(7) of the SFA; or

e)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York. Latham & Watkins LLP, Menlo Park, California is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of the outstanding shares of our common stock.

EXPERTS

The financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.oysterpointrx.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Oyster Point Pharma, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Oyster Point Pharma, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Oyster Point Pharma, Inc. (the “Company”) as of December 31, 2018 and December 31, 2017, and the related and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 24, 2019, except for the effects of the reverse stock split discussed in Note 2 to the financial statements, as to which the date is October 18, 2019.

We have served as the Company’s auditor since 2017.

Oyster Point Pharma, Inc.

Balance Sheets (in thousands, except for share and per share amounts)

	As of December 31, 2017	As of December 31, 2018	As of June 30, 2019	Pro Forma As of June 30, 2019
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,311	$5,228	$83,357	$83,357
Prepaid expenses and other current assets	863	390	4,053	4,053

Total current assets	23,174	5,618	87,410	87,410

Restricted cash	—	—	51	51
Operating lease right-of-use asset	—	66	40	40
Deferred offering costs	—	—	288	288
Other non-current assets	—	20	98	98

Total assets	$23,174	$5,704	$87,887	$87,887

Liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$418	$462	$2,090	$2,090
Accrued liabilities	1,649	422	1,419	1,419
Operating lease liability	—	56	36	36

Total current liabilities	2,067	940	3,545	3,545
Non-current liabilities:
Operating lease liability, net of current maturities	—	6	—	—

Total liabilities	$2,067	$946	$3,545	$3,545

Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock: $0.001 par value per share—7,611,691 shares authorized at December 31, 2017 and 2018 and at June 30, 2019 (unaudited), and 7,611,691 shares issued and outstanding at December 31, 2017 and 2018 and at June 30, 2019 (unaudited); liquidation preference $43,126 at December 31, 2017 and 2018 and at June 30, 2019 (unaudited); no shares authorized, issued or outstanding, pro forma (unaudited)	$43,001	$43,001	$43,001	$—
Series B redeemable preferred stock: $0.001 par value per share—no shares authorized at December 31, 2017 and 2018, and 6,581,590 shares authorized at June 30, 2019 (unaudited); no shares issued and outstanding at December 31, 2017 and 2018, and 6,581,590 shares issued and outstanding at June 30, 2019 (unaudited); liquidation preference $0 at December 31, 2017 and 2018, and $93,000 at June 30, 2019 (unaudited); no shares authorized, issued or outstanding, pro forma (unaudited).	—	—	92,852	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value per share—10,943,000 authorized shares at December 31, 2017 and 2018, and 20,121,000 shares authorized at June 30, 2019 (unaudited); 1,411,966 shares issued and outstanding at December 31, 2017 and 2018, and 1,419,026 shares issued and outstanding at June 30, 2019 (unaudited); 20,121,000 shares authorized and 15,612,307 shares issued and outstanding, pro forma (unaudited)	1	1	1	16
Additional paid-in capital	122	276	1,498	137,336
Accumulated deficit	(22,017)	(38,520)	(53,010)	(53,010)

Total stockholders’ (deficit) equity	(21,894)	(38,243)	(51,511)	84,342

Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$23,174	$5,704	$87,887	$87,887

Oyster Point Pharma, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except for share and per share amounts)

	Year ended December 31, 2017	Year ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Operating expenses:
Research and development	$3,632	$13,755	$4,635	$10,506
General and administrative	2,051	2,981	1,361	4,737

Total operating expenses	5,683	16,736	5,996	15,243

Loss from operations	(5,683)	(16,736)	(5,996)	(15,243)

Gain on change in the fair value of related party derivative liabilities	703	—	—	—
Loss on extinguishment of related party convertible notes, net	(1,177)	—	—	—
Interest income	44	233	136	753
Related party interest expense	(488)	—	—	—

Net loss and comprehensive loss	$(6,601)	$(16,503)	$(5,860)	$(14,490)

Deemed dividend	$(12,543)	$—	$—	—

Net loss attributable to common stockholders	$(19,144)	$(16,503)	$(5,860)	$(14,490)

Net loss per share attributable to common stockholders, basic and diluted	$(13.56)	$(11.69)	$(4.15)	$(10.26)

Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	1,411,966	1,411,966	1,411,966	1,412,161

Pro forma net loss per share, basic and diluted (unaudited)		$(1.83)		$(1.05)

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted (unaudited)		9,023,657		13,797,098

Oyster Point Pharma, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit

	Shares	Amount	Shares	Amount
Balance at January 1, 2017	—	$—	1,411,966	$1	$3	$(2,873)	$(2,869)

Net loss	—	—	—	—	—	(6,601)	(6,601)
Issuance of Series A redeemable convertible preferred stock for cash, net of issuance costs of $125	3,883,000	21,875	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock upon conversion of debt	3,728,691	21,126	—	—	—	—	—
Deemed dividend	—	—	—	—	—	(12,543)	(12,543)
Stock-based compensation expense	—	—	—	—	119	—	119

Balance at December 31, 2017	7,611,691	$43,001	1,411,966	$1	$122	$(22,017)	$(21,894)

Net loss	—	—	—	—	—	(16,503)	(16,503)
Stock-based compensation expense	—	—	—	—	154	—	154

Balance at December 31, 2018	7,611,691	$43,001	1,411,966	$1	$276	$(38,520)	$(38,243)

Balance at December 31, 2017	7,611,691	$43,001	1,411,966	$1	$122	$(22,017)	$(21,894)
Net loss (unaudited)	—	—	—	—	—	(5,860)	(5,860)
Stock-based compensation expense (unaudited)	—	—	—	—	68	—	68

Balance at June 30, 2018 (unaudited)	7,611,691	$43,001	1,411,966	$1	$190	$(27,877)	$(27,686)

Balance at December 31, 2018	7,611,691	$43,001	1,411,966	$1	$276	$(38,520)	$(38,243)
Net loss (unaudited)	—	—	—	—	—	(14,490)	(14,490)
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $148 (unaudited)	6,581,590	92,852	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	7,060	—	7	—	7
Stock-based compensation expense (unaudited)	—	—	—	—	1,215	—	1,215

Balance at June 30, 2019 (unaudited)	14,193,281	$135,853	1,419,026	$1	$1,498	$(53,010)	$(51,511)

Oyster Point Pharma, Inc.

Statements of Cash Flows (in thousands)

	Year ended December 31, 2017	Year ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(6,601)	$(16,503)	$(5,860)	$(14,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash related party interest expense	488	—	—	—
Gain on change in the fair value of related party derivative liabilities	(703)	—	—	—
Loss on extinguishment of related party convertible notes, net	1,177	—	—	—
Stock-based compensation expense	119	154	68	1,215
Changes in assets and liabilities:
Prepaid expenses and other current assets	(863)	473	(893)	(3,663)
Other non-current assets	—	(20)	(20)	(1)
Accounts payable	61	44	1,528	1,620
Operating lease right-of-use asset	—	(66)	(90)	26
Operating lease liability	—	62	89	(26)
Accrued liabilities	1,648	(1,227)	(1,306)	801

Net cash used in operating activities	(4,674)	(17,083)	(6,484)	(14,518)

Cash flows from investing activities
Purchase of property and equipment	—	—	—	(69)

Net cash used in investing activities	—	—	—	(69)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	21,875	—	—	92,852
Proceeds from issuance of related party convertible notes payable	4,300	—	—	—
Deferred offering costs	—	—	—	(92)
Proceeds from the issuance of common stock upon exercise of stock options	—	—	—	7

Net cash provided by financing activities	26,175	—	—	92,767

Net increase (decrease) in cash and cash equivalents	21,501	(17,083)	(6,484)	78,180

Cash and cash equivalents at the beginning of the period	810	22,311	22,311	5,228

Cash, cash equivalents and restricted cash at the end of the period	$22,311	$5,228	$15,827	$83,408

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$22,311	$5,228	$15,827	$83,357
Restricted cash	—	—	—	51

Cash, cash equivalents and restricted cash	$22,311	$5,228	$15,827	$83,408

Supplemental cash flow information
Right-of-use for office space acquired through operating lease	$—	$113	$113	$—
Conversion of related party convertible notes into redeemable convertible preferred stock	$6,616	$—	$—	$—
Settlement of related party derivative liabilities upon debt extinguishment	$14,510	$—	$—	$—
Supplemental non-cash investing and financing activities
Purchases of property and equipment within accounts payable	$—	$—	$—	$8
Unpaid deferred offering costs	$—	$—	$—	$196

Oyster Point Pharma, Inc.

Notes to the Financial Statements

1.	Organization and description of business

Overview

Oyster Point Pharma, Inc. (the “Company”) was incorporated in the state of Delaware on June 30, 2015. From inception through December 31, 2018, the Company has been primarily engaged in business planning, research, clinical development of its lead therapeutic product candidates, recruiting and raising capital. The Company is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class pharmaceutical therapies to treat ocular surface diseases. The Company’s principal office is located in Princeton, New Jersey.

Liquidity

Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred a net loss of $6.6 million and $16.5 million for the years ended December 31, 2017 and 2018, respectively, $14.5 million for the six months ended June 30, 2019 (unaudited) and had an accumulated deficit of $38.5 million as of December 31, 2018 and $53.0 million as of June 30, 2019 (unaudited). The Company has historically financed its operations primarily through the sale of redeemable convertible preferred stock and convertible notes. To date, none of the Company’s product candidates have been approved for sale and therefore the Company has not generated any revenue from product sales. The Company expects to incur increased sales and marketing expenses with the commercialization of new and existing products, if approved for sale, as well as increased research and development expenses as it develops additional product candidates. The Company expects operating losses to continue to increase for the foreseeable future. The Company’s prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the biotechnology industry as discussed above.

While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The Company had cash and cash equivalents of $5.2 million as of December 31, 2018 and $83.4 million as of June 30, 2019 (unaudited). Management believes that the Company’s current cash and cash equivalents will be sufficient to fund its planned operations for at least 12 months from the date of these audited annual and unaudited interim financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Reverse Stock Split

In October 2019, the Company’s Board of Directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to effect a 2.832861-for-1 reverse stock split of the Company’s common stock and redeemable convertible preferred stock, which was effected on October 18, 2019. The par values of the common stock and redeemable convertible preferred stock were not adjusted as a result of the reverse stock split. Accordingly, all common stock, redeemable convertible preferred stock, stock options, and related per share amounts in these audited annual and unaudited interim financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related the valuation of convertible notes, valuation of derivative instruments, valuation of redeemable convertible preferred stock, valuation of stock awards, income taxes and certain research and development accruals. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates, and such differences could be material to the Company’s financial position and results of operations.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2019, the statements of operations and comprehensive loss, of cash flows and of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2018 and June 30, 2019 are unaudited. In the opinion of management, the unaudited data reflects all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2019 and the results of its operations and comprehensive loss and its cash flows for the six months ended June 30, 2018 and June 30, 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2018 and June 30, 2019 are also unaudited. The results for the six months ended June 30, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods or any future year or period.

Unaudited Pro Forma Information

The unaudited pro forma information as of June 30, 2019 has been prepared to give effect to the conversion of all of the outstanding redeemable convertible preferred stock of the Company on a one-to-one basis into 14,193,281 shares of common stock, which will occur immediately prior to the completion of the Company’s planned initial public offering (“IPO”). The unaudited pro forma information does not assume any proceeds from the IPO.

The unaudited pro forma basic and diluted net loss per share data has been computed to give effect to an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the conversion of the redeemable convertible preferred stock into shares of common stock as of the beginning of the period or the date of issuance, if later.

Segment Information

The Company operates and manages its business as one reportable operating segment. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all of the Company’s cash and cash equivalents are held by one financial

Oyster Point Pharma, Inc.

Notes to the Financial Statements

institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits. The Company’s cash equivalents are invested in highly rated money market funds.

Risks and Uncertainties

The Company operates in a dynamic and highly competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; results of clinical trials; regulatory approval and market acceptance of the Company’s products; development of sales channels; certain strategic relationships; litigation or claims against the Company related to intellectual property, product, regulatory, or other matters; and the Company’s ability to attract and retain employees necessary to support its growth.

Product candidates developed by the Company will require approvals from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approval, it could have a materially adverse impact on the Company.

The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of its product candidates. The Company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of products that receive regulatory approval. The Company will require additional funds to commercialize its products. The Company is unable to entirely fund these efforts with its current financial resources. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the Company may have to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect its business, financial condition and operations.

The Company relies on single source manufacturers and suppliers for the supply of its product candidates. Disruption from these manufacturers or suppliers would have a negative impact on the Company’s business, financial position and results of operations. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned IPO, are capitalized and recorded on the balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s statements of operations and comprehensive loss. There were no deferred offering costs capitalized as of December 31, 2017 and 2018. As of June 30, 2019, $0.3 million (unaudited) of deferred offering costs were recorded on the balance sheet.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of December 31, 2017 and 2018 and June 30, 2019 (unaudited), cash and cash equivalents consisted of cash on deposit with a bank denominated in U.S. dollars and investments in money market funds.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Restricted Cash

As of June 30, 2019 (unaudited), the Company had $51,000 of long-term restricted cash deposited with a financial institution. The entire amount is held in a separate bank account to support a letter of credit agreement related to one of the Company’s office facilities lease which expires in 2022.

Leases

The Company determines if an arrangement is or contains a lease and the classification of that lease at inception of a contract. The Company’s operating lease asset is included in “operating lease right-of-use asset” (“ROU asset”), and the current and non-current portions of the operating lease liability are included in “operating lease liability”, and “operating lease liability, net of current maturities”, respectively, on the balance sheets. As of December 31, 2018 and June 30, 2019 (unaudited), the Company had no finance leases.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. Operating lease right-of-use assets are based on the corresponding lease liability adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred, and (iii) tenant incentives under the lease. The Company does not account for renewals or early terminations unless it is reasonably certain to exercise these options at commencement. Operating lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components as a single lease component for operating leases. The Company does not record leases with terms of 12 months or less on the balance sheets.

As the implicit rate for the operating lease was not determinable, the Company used an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The Company’s incremental borrowing rate was estimated to approximate the interest rate on a collateralized basis with similar terms and payments, in an economic environment where the leased asset is located. The Company determined the incremental borrowing rate by considering various factors, such as its credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, the lease term and the currency in which the lease was denominated.

Fair Value of Financial Instruments

The carrying amounts for financial instruments consisting of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their short maturities. Derivative instruments are carried at fair value based on unobservable market inputs.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. Redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition, or sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the redeemable convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding preferred shares. The Company has not adjusted the carrying value of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the Company to pay the liquidation preference to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preference will be made only when it becomes probable that such a deemed liquidation event will occur.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Derivative Instruments

The convertible notes issued in March 2016, September 2016, May 2017 and August 2017 (“March 2016 convertible notes”, “September 2016 convertible notes”, “May 2017 convertible notes” and “August 2017 convertible notes”, respectively, and, collectively, “convertible notes”) contained embedded features that provide the lenders with multiple settlement alternatives. Certain of these settlement features provided the lenders the right to receive cash or a variable number of shares upon the completion of a capital raising transaction, change of control or default by the Company (the “redemption features”).

The redemption features of the convertible notes met the requirements for separate accounting and were accounted for as a single derivative instrument for each round of the convertible notes (“March 2016 derivative instrument”, “September 2016 derivative instrument”, “May 2017 derivative instrument” and “August 2017 derivative instrument”, respectively, and, collectively, “derivative instruments”). The derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recognized in the statements of operations and comprehensive loss (see Note 5).

Research and Development

Research and development expenses consist of compensation costs, employee benefit costs, costs for contract manufacturing organizations (“CMOs”), costs for clinical research organizations (“CROs”), costs for sponsored research, consulting costs, costs for laboratory supplies, costs for product licenses, facility-related expenses and depreciation. All research and development costs are charged to research and development expenses within the statements of operations and comprehensive loss as incurred. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are also expensed as incurred.

The Company’s accruals for research and development activities performed by third parties are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accruals accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments including stock options. The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from distributions to stockholders. There have been no items qualifying as other comprehensive income (loss) and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company accounts for uncertain tax positions by assessing all material positions taken in any assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line. Accrued interest and penalties are included within the related liability line in the balance sheets. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the redeemable convertible preferred stock and common stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Measurement of Financial Assets and Financial Liabilities. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. The Company adopted this ASU effective January 1, 2018. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new ASU, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU update effective January 1, 2018. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs (collectively, the new lease standard) require an entity to recognize a lease liability and an ROU asset on the balance sheet for leases with lease terms of more than twelve months. Lessor accounting is largely unchanged. For public business entities, these ASUs are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows entities to elect an optional transition method where entities may continue to apply the existing lease guidance during the comparative periods and apply the new lease requirements through a cumulative effect adjustment in the period of adoptions rather than in the earliest period presented. In March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements, which provides clarification on implementation issues associated with adopting ASU No. 2016-02. The Company early adopted the new lease standard using the modified retrospective approach effective January 1, 2018 (the “date of adoption”) and elected the following practical expedients as permitted under Topic 842: (i) elected to account for lease and nonlease components as a single lease component, and (ii) elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward (1) its historical lease classification, (2) its assessment on whether a contract was or contains a lease, and (3) its initial direct costs for leases that existed prior to the date of adoption. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU effective January 1, 2018. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are common in warrants, preferred shares and convertible

Oyster Point Pharma, Inc.

Notes to the Financial Statements

debt instruments issued by private companies and early-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The amendments in Part I should be applied (1) retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the first fiscal year and interim periods; (2) retrospectively to outstanding financial instruments with a down round feature for each prior reporting period presented. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The ASU permits companies to reclassify disproportionate tax effects in accumulated other comprehensive income (“AOCI”) caused by the Tax Act to retained earnings. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU effective January 1, 2019. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which expands the scope of Topic 718 to include all share-based payment transactions for acquiring goods and services from nonemployees and simplifies the accounting for nonemployee share-based payment transactions. The accounting for share-based payments to nonemployees and employees will be substantially aligned because of this update. This ASU specifies that Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. This ASU also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The transition method provided by ASU No. 2018-07 is a modified retrospective basis, which recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but may take place no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company early adopted this ASU effective January 1, 2018. The adoption of this ASU did not have a material effect on the Company’s financial statements and related disclosures.

Recently issued accounting pronouncements not yet adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This ASU removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition

Oyster Point Pharma, Inc.

Notes to the Financial Statements

of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

3.	Fair Value Measurement

The Company assesses the fair value of financial instruments as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

As of December 31, 2017 and 2018 and June 30, 2019 (unaudited), financial assets measured and recognized at fair value are as follows (in thousands):

	Level 1	Level 2	Level 3	Fair Value as of December 31, 2017
Assets:
Money market funds	$22,311	$—	$—	$22,311

Total assets measured at fair value	$22,311	$—	$—	$22,311

	Level 1	Level 2	Level 3	Fair Value as of December 31, 2018
Assets:
Money market funds	$5,228	$—	$—	$5,228

Total assets measured at fair value	$5,228	$—	$—	$5,228

	Level 1	Level 2	Level 3	Fair Value as of June 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets:
Money market funds	$83,357	$—	$—	$83,357

Total assets measured at fair value	$83,357	$—	$—	$83,357

Money market funds are included in cash and cash equivalents on the balance sheets and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in thousands):

Derivative Liabilities
Fair value as of January 1, 2017	$1,415
Initial fair value of related party derivative liabilities	13,460
Change in fair value included in other income (expense), net	(703)
Change in fair value upon amendment of related party convertible notes	338
Settlement of related party derivative liabilities upon debt extinguishment	(14,510)

Fair value as of December 31, 2017	$—

Fair value as of December 31, 2018	$—

Fair value as of June 30, 2019 (unaudited)	$—

Oyster Point Pharma, Inc.

Notes to the Financial Statements

The fair values of the derivative liabilities have been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate their combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy. In order to estimate the fair value of the convertible notes, the Company estimated the future payoff in each scenario, discounted them to a present value and then probability weighted them based upon management’s best estimate of the likelihood of each event occurring.

The primary inputs for the valuation approach included the probability of achieving various settlement scenarios that provide the lenders the rights or the obligations to receive cash or a variable number of shares upon the completion of a capital transaction. The probability assumptions related to estimating various settlement scenarios as of January 1, 2017 and the inception dates ranged between 20% and 100%, the discount rate of 24.7% was applied, and the expected time to the occurrence of the respective scenario ranged between 0.14 years and 1.66 years.

4.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31, 2017	As of December 31, 2018	As of June 30, 2019
			(unaudited)
License fees—milestone payments	$1,500	$—	$—
Accrued compensation	85	367	327
Accrued professional services	44	35	1,043
Accrued other liabilities	20	20	49

	$1,649	$422	$1,419

5.	Convertible Notes

March 2016 Convertible Notes

In March 2016, the Company received $600,000 in gross proceeds from the issuance of the March 2016 convertible notes to certain existing stockholders. Simple interest on the unpaid principal balance of the March 2016 convertible notes accrued from the issuance date at a rate of 6% per year and was payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the March 2016 convertible notes were to mature on March 3, 2017. The March 2016 convertible notes included an embedded derivative instrument which was required to be bifurcated and accounted for separately. As of the issuance date, the estimated fair value of March 2016 derivative instrument was $90,000.

Upon the consummation of a transaction or series of transactions pursuant to which the Company issues and sells shares of its redeemable convertible preferred stock with aggregate proceeds to the Company of not less than $1.0 million (“Qualified Financing”), the March 2016 convertible notes’ outstanding principal balance and accrued but unpaid interest were to convert into shares of redeemable convertible preferred stock issued in such Qualified Financing at a conversion price equal to 85% of the issuance price per share of the redeemable convertible preferred stock issued in such Qualified Financing.

The discount on the March 2016 convertible notes was to be amortized over the contractual period of one year, using the effective interest rate method. The March 2016 convertible notes had an annual effective interest rate of 24.7% per year.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

In May 2017, the terms of the March 2016 convertible notes were amended to extend the maturity date to December 31, 2018. This modification in the terms of the March 2016 convertible notes was accounted for as an extinguishment of the existing notes and issuance of new notes. The Company recognized a loss of $42,000 on debt extinguishment on the date of amendment. The fair value of the modified March 2016 convertible notes at the date of amendment was $684,000, including the fair value of the embedded derivative instrument of $197,000. The amended March 2016 convertible notes had an annual effective interest rate of 24.7% per year. The March 2016 convertible notes interest expense for the year ended December 31, 2017 was $78,000, consisting of $28,000 of contractual interest expense and $50,000 amortization of debt discount arising from separation of embedded derivative liability.

September 2016 Convertible Notes

In September 2016, the Company received $1.5 million in gross proceeds from the issuance of the September 2016 convertible notes to certain existing stockholders. Simple interest on the unpaid principal balance of the September 2016 convertible notes accrued from the issuance date at a rate of 6% per year and was payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the September 2016 convertible notes were to mature on December 31, 2017. The September 2016 convertible notes included embedded derivative instruments that are required to be bifurcated and accounted for separately as a single derivative instrument. As of the issuance date, the aggregate estimated fair value of September 2016 convertible notes was $2.5 million, including the fair value of the derivative instrument of $1.3 million. The Company recognized the convertible notes at fair value and the excess of fair value over net proceeds as non-pro rata distribution to the stockholders, resulting in a deemed dividend of $1.0 million at the issuance date of the notes.

Upon a Qualified Financing, the September 2016 convertible notes’ outstanding principal balance and accrued but unpaid interest were to convert into shares of the redeemable convertible preferred stock issued in such Qualified Financing at a conversion price equal to 55% of the issuance price per share of the redeemable convertible preferred stock issued in such Qualified Financing. Upon the occurrence of a change of control, the September 2016 convertible notes’ outstanding principal balance and accrued but unpaid interest were to be mandatorily repaid, with a premium of 200% of the outstanding principal.

The discount on the September 2016 convertible notes was to be amortized over the contractual period of 1.26 years, using the effective interest rate method. The September 2016 convertible notes had an annual effective interest rate of 24.7% per year.

In May 2017, the terms of the September 2016 convertible notes were amended to extend the maturity date to December 31, 2018. This modification in the terms of the September 2016 convertible notes was accounted for as an extinguishment of the existing notes and issuance of new notes. The Company recognized a gain of $74,000 on debt extinguishment on the date of amendment. The fair value of the modified September 2016 convertible notes at the date of amendment was $2.7 million, including the fair value of the embedded derivative instrument of $1.5 million. The amended September 2016 convertible notes have an annual effective interest rate of 24.8% per year. The September 2016 convertible notes interest expense for the year ended December 31, 2017 was $220,000, consisting of $70,000 of contractual interest expense and $150,000 amortization of debt discount arising from separation of embedded derivative liability.

May 2017 Convertible Notes

In May 2017, the Company received $1.3 million in gross proceeds from the issuance of the May 2017 convertible notes to certain existing stockholders. Simple interest on the unpaid principal balance of the

Oyster Point Pharma, Inc.

Notes to the Financial Statements

May 2017 convertible notes accrued from the issuance date at a rate of 6% per year and was payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the May 2017 convertible notes were to mature on December 31, 2018. The May 2017 convertible notes included embedded derivatives that were required to be bifurcated and accounted for separately as a single derivative instrument. The aggregate estimated fair value of May 2017 convertible notes was $5.1 million, including the fair value of the derivative instrument of $4.1 million as of the issuance date. The Company recognized the convertible notes at fair value and the excess of fair value over net proceeds as non-pro rata distribution to the stockholders, resulting in a deemed dividend of $3.8 million at the issuance date of the notes.

Upon a Qualified Financing, the May 2017 convertible notes’ outstanding principal balance and accrued but unpaid interest were to convert into shares of the redeemable convertible preferred stock issued in such Qualified Financing at a conversion price equal to 25% of the issuance price per share of the redeemable convertible preferred stock issued in such Qualified Financing. Upon the occurrence of a change of control, the May 2017 convertible notes’ outstanding principal balance and accrued but unpaid interest were to be mandatorily repaid, with a premium of 700% of the outstanding principal.

The discount on the May 2017 convertible notes was to be amortized over the contractual period of 1.7 years, using the effective interest rate method. The May 2017 convertible notes had an annual effective interest rate of 24.7% per year. The May 2017 convertible notes interest expense for the year ended December 31, 2017 was $99,000, consisting of $34,000 of contractual interest expense and $65,000 amortization of debt discount arising from separation of embedded derivative liability.

August 2017 Convertible Notes

In August 2017, the Company received $3.0 million in gross proceeds from the issuance of the August 2017 convertible notes to certain existing stockholders. Simple interest on the unpaid principal balance of the August 2017 convertible notes accrued from the issuance date at a rate of 6% per year and was payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the August 2017 convertible notes were to mature on December 31, 2018. The August 2017 convertible notes included embedded derivatives that were required to be bifurcated and accounted for separately as a single derivative instrument. The aggregate estimated fair value of August 2017 convertible notes was $11.7 million, including the fair value of the derivative instrument of $9.4 million as of the issuance date. The Company recognized the convertible notes at fair value and the excess of fair value over net proceeds as non-pro rata distribution to the stockholders, resulting in a deemed dividend of $8.8 million at the issuance date of the notes.

Upon a Qualified Financing, the August 2017 convertible notes’ outstanding principal balance and accrued but unpaid interest were to convert into the shares of redeemable convertible preferred stock issued in such Qualified Financing at a conversion price equal to 25% of the issuance price per share of the redeemable convertible preferred stock issued in such Qualified Financing. Upon the occurrence of a change of control, the August 2017 convertible notes’ outstanding principal balance and accrued but unpaid interest were to be mandatorily repaid, with a premium of 700% of the outstanding principal.

The discount on the August 2017 convertible notes was to be amortized over the contractual period of 1.4 years, using the effective interest rate method. The August 2017 convertible notes had an annual effective interest rate of 24.7% per year. The August 2017 convertible notes interest expense for the year ended December 31, 2017 was $90,000, consisting of $30,000 of contractual interest expense and $60,000 amortization of debt discount arising from separation of embedded derivative liability.

On October 11, 2017, the Company raised $43.0 million in funding through the issuance of 7,611,691 shares of Series A redeemable convertible preferred stock, at an issuance price of $5.67 per share, of which

Oyster Point Pharma, Inc.

Notes to the Financial Statements

3,883,000 shares were sold for cash, and the remaining 3,728,691 were issued to the holders of the convertible notes at the respective conversion ratios, and the related debt was extinguished. At the date of extinguishment the carrying amounts of the March 2016 convertible notes, September 2016 convertible notes, May 2017 convertible notes and August 2017 convertible notes were $0.5 million, $1.3 million, $1.1 million and $2.5 million, respectively, and the total amounts of outstanding principal and accrued but unpaid interest were $0.7 million, $1.6 million, $1.3 million and $3.0 million, respectively. The fair value of the derivative instrument related to these convertible notes was $14.5 million upon the convertible notes’ extinguishment. As a result, the Company recognized a loss on extinguishment of convertible notes in the amount of $1.2 million at the date of the conversion of the notes.

6.	Commitments and Contingencies

Asset Purchase of OC-02

In October 2016, the Company entered into an asset purchase agreement pursuant to which the Company acquired the compound OC-02. The agreement provides for milestone payments of up to $37.0 million upon achievement of certain milestone events. In March 2018, the Company made a payment of $1.5 million upon completion of the first of these milestones and accrued such amount as of December 31, 2017 as the Company concluded that it was probable that such payment would be made. The agreement also provides for royalty payments in the mid-single digit percentage on covered product net worldwide sales. The Company’s obligation to pay royalties will terminate at the latter of patent expiration in each country or ten years. In addition, the Company is required to pay 15% of any (i) licensing revenue received that is related to OC-02 and (ii) revenue received from the sale of OC-02, up to a maximum aggregate amount of $10.0 million.

Operating Lease Obligations

In January 2018, the Company entered a lease for office space under a non-cancelable operating lease with an expiration date of March 15, 2020, in Princeton, New Jersey. Rent expense is recorded on a straight-line basis over the term of the lease. The total lease payment over the life of the lease is $121,000. The Company had no leases in the year ended December 31, 2017.

At the commencement date, the Company determined the amounts of the lease liability using a discount rate of 9%, which represents the Company’s incremental borrowing rate. Lease expense was $53,000 for the year ended December 31, 2018 and $28,000 for the six months ended June 30, 2019 (unaudited). Cash paid for amounts included in the measurement of the lease liability was $55,000 for the year ended December 31, 2018 and $29,000 for the six months ended June 30, 2019 (unaudited), and was included in cash flows from operating activities in the statements of cash flows. The remaining lease term was 1.3 years as of December 31, 2018 and 0.7 years as of June 30, 2019 (unaudited).

Oyster Point Pharma, Inc.

Notes to the Financial Statements

The maturities of the lease liabilities under non-cancelable operating leases are as follows (in thousands):

As of December 31, 2018	Amount
2019	$59
2020	7

Total undiscounted cash flows	66
Less: imputed interest	(4)

Total operating lease liability	62
Less: current portion	(56)

Operating lease liability	$6

As of June 30, 2019	Amount
(unaudited)
2019 (remainder)	$30
2020	7

Total undiscounted cash flows	37
Less: imputed interest	(1)

Total operating lease liability	36
Less: current portion	(36)

Operating lease liability	$—

In April 2019, the Company entered a lease for office space under a non-cancelable operating lease in Princeton, New Jersey, commencing on July 1, 2019, for a period of three years from the commencement date. Total future minimum lease payments under this lease as of June 30, 2019 are as follows:

Amount
(unaudited)
2019 (remainder)	$121
2020	305
2021	309
2022	182

Total payments	$917

Contingencies and Indemnifications

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications, including for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or

Oyster Point Pharma, Inc.

Notes to the Financial Statements

been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company has agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not specified in the agreements; however, the Company has director and officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

7.	Income Taxes

The Company did not record a federal or state income tax provision or benefit for the six months ended June 30, 2018 and 2019 (unaudited) as it has incurred net losses since inception. In addition, the net deferred tax assets generated from net operating losses have been fully reserved as the Company believes it is not more likely than not that the benefit will be realized.

The Company’s loss before provision for income taxes for the years ended December 31, 2017 and 2018 was as follows (in thousands):

	Year Ended December 31, 2017	Year Ended December 31, 2018
Domestic	$(6,601)	$(16,503)
International	—	—

Loss before provision for income taxes	$(6,601)	$(16,503)

The Company had an effective tax rate of 0% for the years ended December 31, 2017 and 2018. The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2018
Federal statutory income tax rate	34.0%	21.0%
State taxes (tax effected)	7.8%	9.2%
Research tax credit	2.3%	2.6%
Non-deductible interest expense	(4.1)%	0.0%
Other permanent differences	(0.9)%	(0.2)%
Impact of income tax rate change	(14.3)%	0.0%
Change in valuation allowance	(24.8)%	(32.6)%

Provision for income taxes	0.0%	0.0%

Oyster Point Pharma, Inc.

Notes to the Financial Statements

The components of the Company’s net deferred tax assets and liabilities as of December 31, 2017 and 2018, were as follows:

	December 31, 2017	December 31, 2018
Deferred tax assets:
Net operating loss carryforwards	$1,363	$4,826
Credits	155	662
Intangible assets	290	269
Other	31	57

Gross deferred tax assets	1,839	5,814
Less: Valuation allowance	(1,839)	(5,750)

Deferred tax assets, net of valuation allowance	—	64
Deferred tax liabilities:
Prepaids	—	(64)

Net deferred tax assets	$—	$—

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the U.S. cumulative net losses in all prior periods, the Company has provided a valuation allowance against its U.S. deferred tax assets. The Company’s valuation allowance increased by $1.1 million for the year ended December 31, 2017 and by $4.0 million for the year ended December 31, 2018.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Cuts and Jobs Act of 2017 (“Tax Act”). The Tax Act significantly revises the future ongoing U.S. corporate income tax by, among other things, lowering the U.S. corporate income tax rates and implementing a territorial tax system. The corporate tax rate was reduced from 34% to 21% for tax years beginning after December 31, 2017. Changes in tax law are accounted for in the period of enactment. The rate change resulted in a $0.9 million reduction in the Company’s net deferred tax assets from the prior year with a corresponding offset to the valuation allowance. Under the Tax Act, net operating losses arising after December 31, 2017 do not expire and cannot be carried back. However, the Tax Act limits the amount of net operating losses that can be used annually to 80% of taxable income for periods beginning after December 31, 2017. Existing net operating losses arising in years ending on or before December 31, 2017 are not affected by these provisions.

As of December 31, 2017, the Company has U.S. federal and state net operating losses of $6.3 million and $6.4 million, respectively, which expire beginning in the year 2035. As of December 31, 2018, the Company has U.S. federal and state net operating losses of $22.8 million and $23.9 million, respectively, which expire beginning in the year 2035.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the Company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company has experienced an ownership change; however, the change will have no

Oyster Point Pharma, Inc.

Notes to the Financial Statements

material limit on the Company’s net operating loss carryforwards. The Company is not in a taxable position and no net operating loss carryforwards have been used to date.

As of December 31, 2017 and 2018, the Company also had federal and state research and experimentation credit carryforwards of $0.2 million and $0.6 million, respectively, and state research and experimentation credit carryforwards of $0 and $0.1 million. The federal research and experimentation credit carryforwards expire beginning 2037. The California tax credit can be carried forward indefinitely.

As of December 31, 2017 and 2018, the Company had the following unrecognized tax benefits (in thousands):

	Year Ended December 31, 2017	Year Ended December 31, 2018
Balance at the beginning of the year	$—	$508
Additions based on tax positions related to current year	508	1,481

Balance at the end of the year	$508	$1,989

The reversal of the unrecognized tax benefits would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company does not expect any changes to uncertain tax benefits within the next twelve months.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. No accrued interest and penalties have been recorded as of December 31, 2018.

The Company files income tax returns in the U.S. federal, California and New Jersey jurisdictions. Due to the Company’s net losses, its federal and state income tax returns are subject to examination for federal and state purposes since inception. As of December 31, 2018, there were no ongoing examinations.

8.	Redeemable Convertible Preferred Stock

Under the Company’s amended and restated certificate of incorporation, the Company is authorized to issue two classes of shares: preferred and common stock. Under the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 7,611,691 shares of redeemable convertible preferred stock at a par value of $0.001 as of December 31, 2017 and 2018 and 14,193,281 shares of redeemable convertible preferred stock at par value of $0.001 as of June 30, 2019 (unaudited).

On October 11, 2017, the Company executed the Series A Preferred Stock Purchase Agreement to sell up to 7,611,691 shares of Series A redeemable convertible preferred stock.

The redeemable convertible preferred stock as of December 31, 2017 and 2018 consists of the following (in thousands, except for number of shares and per share data):

	Redeemable Convertible Preferred Stock		Liquidation Value	Carrying Amount	Original Issue Price
	Authorized	Outstanding
Series A redeemable convertible preferred stock	7,611,691	7,611,691	$43,126	$43,001	$5.67

At issuance, 3,883,000 shares of Series A redeemable convertible preferred stock were issued for cash, and the remaining 3,728,691 were issued as part of extinguishment of convertible notes (see Note 5).

Oyster Point Pharma, Inc.

Notes to the Financial Statements

On February 15, 2019, the Company executed the Series B Preferred Stock Purchase Agreement to sell up to 6,581,590 shares of Series B redeemable convertible preferred stock (unaudited).

The redeemable convertible preferred stock as of June 30, 2019 (unaudited) consists of the following (in thousands, except for number of shares and per share data):

	Redeemable Convertible Preferred Stock		Liquidation	Carrying	Original
	Authorized	Outstanding	Value	Amount	Issue Price
Series A redeemable convertible preferred stock	7,611,891	7,611,891	$43,126	$43,001	$5.67
Series B redeemable convertible preferred stock	6,581,590	6,581,590	$93,000	$92,852	$14.13

	14,193,281	14,193,281	$136,126	$135,853

Voting Rights

The holders of outstanding shares of redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of redeemable convertible preferred and common stock vote together as a single class not as separate classes, except with respect to certain matters. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder were converted as of the record date.

Dividends

Holders of outstanding shares of redeemable convertible preferred stock are entitled to receive dividends, when, as and if declared by the board of directors, at the annual rate of $0.45 per share for Series A redeemable convertible preferred stock and $1.13 per share for Series B redeemable convertible preferred stock (unaudited), payable in preference and priority to any declaration or payment of any distribution on common stock of the Company in such calendar year. No distributions may be made with respect to the common stock unless dividends on the redeemable convertible preferred stock have been declared and all declared dividends on the redeemable convertible preferred stock have been paid or set aside for payment to the holders of redeemable convertible preferred stock.

After the payment or setting aside for payment of the dividends described above, any additional dividends (other than dividends on common stock payable solely in common stock) set aside or paid in any fiscal year will be set aside or paid on a pro rata, pari passu basis among the holders of the redeemable convertible preferred stock and common stock then outstanding in proportion to the number of shares of common stock which would be held by each such holder if all shares of redeemable convertible preferred stock could be converted as of the record date. Dividends are noncumulative, and none were declared as of December 31, 2018 and June 30, 2019 (unaudited).

Liquidation Preference

In the event of any liquidation, acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for bona fide capital raising purposes), a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company, dissolution, or winding up of the Company whether voluntary or involuntary, the holders of Series B redeemable convertible preferred stock shall be entitled to receive, prior and in

Oyster Point Pharma, Inc.

Notes to the Financial Statements

preference to any distribution of any of the assets of the Company to the holders of Series A redeemable convertible preferred stock or common stock, an amount per share for each share of Series B redeemable convertible preferred stock held by them equal to the original issue price of such share, as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event (“anti-dilution adjustments”) plus all declared but unpaid dividends on such shares. Should the Company’s legally available assets be insufficient to satisfy the liquidation preference, the funds will be distributed with equal priority and pro rata among the holders of redeemable Series B redeemable convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

After full payment to holders of the Series B redeemable convertible preferred stock, payment should be made to the holders of Series A redeemable convertible preferred stock, in preference to the holders of the common stock, in the amount per share for each share of Series A redeemable convertible preferred stock held by them equal to the original issue price of such share, adjusted for any anti-dilution adjustments, plus all declared and unpaid dividends on such shares.

After the payment to the holders of redeemable convertible preferred stock of the full preferential amounts specified above, the entire remaining assets of the Company legally available for distribution by the Company shall be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Notwithstanding the above, for purposes of determining the amount each holder of shares of redeemable convertible preferred stock is entitled to receive with respect to a liquidation event, each such holder of shares of redeemable convertible preferred stock shall be deemed to have converted such holder’s shares of such series into shares of common stock immediately prior to the liquidation event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of redeemable convertible preferred stock into shares of common stock. If any such holder shall be deemed to have converted shares of redeemable convertible preferred stock into common stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of redeemable convertible preferred stock that have not converted into shares of common stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for any anti-dilution adjustments. If, after the issuance date of redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock at a price lower than the original issuance price of redeemable convertible preferred stock, except for certain exceptions allowed, the conversion price of redeemable convertible preferred stock would be adjusted.

As of December 31, 2018, the Company’s Series A redeemable convertible preferred stock was convertible into shares of the Company’s common stock on a one-for-one basis. Each share of Series A redeemable convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately prior to the completion of a firm commitment underwritten public offering in which the public offering price equals or exceeds $16.99 per share (adjusted to reflect subsequent stock dividends, stock splits, or recapitalization) and the aggregate proceeds raised equals or exceeds $50.0 million, or (ii) the Company’s receipt of a written request for such conversion from the holders of at least 67% of the then outstanding shares of Series A redeemable convertible preferred stock.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

As of June 30, 2019 (unaudited), the Company’s redeemable convertible preferred stock was convertible into shares of the Company’s common stock on a one-for-one basis. Each share of redeemable convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately prior to the completion of a firm commitment underwritten public offering in which the public offering price equals or exceeds $21.19 per share (adjusted to reflect subsequent stock dividends, stock splits, or recapitalization) and the aggregate proceeds raised equals or exceeds $50.0 million, or (ii) the Company’s receipt of a written request for such conversion from the holders of at least 75% of the then outstanding shares of redeemable convertible preferred stock.

Redemption and Balance Sheet Classification

The redeemable convertible preferred stock is recorded within mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.

9.	Common Stock

As of December 31, 2017 and 2018, the Company’s amended and restated certificate of incorporation authorized the Company to issue 10,943,000 shares of common stock, and 20,121,000 shares of common stock as of June 30, 2019 (unaudited), at a par value of $0.001 per share. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Company’s board of directors, subject to prior rights of the preferred stockholders. As of December 31, 2018 and June 30, 2019 (unaudited), no dividends have been declared to date.

The Company had reserved common stock, on an as-converted basis, for future issuance as follows:

	December 31, 2017	December 31, 2018	June 30, 2019
			(unaudited)
Conversion of Series A redeemable convertible preferred stock	7,611,691	7,611,691	7,611,691
Conversion of Series B redeemable convertible preferred stock	—	—	6,581,590
Outstanding options under the 2016 Plan	1,057,373	1,376,084	2,321,804
Issuance of options under the 2016 Plan	535,044	216,333	425,010

Total	9,204,108	9,204,108	16,940,095

10.	Stock Option Plan

In 2016, the Company established its 2016 Equity Incentive Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the board of directors. The exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the board of directors. To date, outstanding options have a term of 10 years and generally vest monthly over a four-year period.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Activity under the Company’s stock option plan is set forth below (in thousands, except share and per share data):

	Outstanding Awards
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2017	—	—	—
Options authorized	1,592,417	—	—
Options granted	(1,057,373)	1,057,373	$1.00
Options exercised	—	—	—
Options forfeited or cancelled	—	—	—

Outstanding, December 31, 2017	535,044	1,057,373	$1.00	9.85	$25

Options granted	(318,711)	318,711	$1.02
Options exercised	—	—	—
Options forfeited or cancelled	—	—	—

Outstanding, December 31, 2018	216,333	1,376,084	$1.00	8.90	$5,950

Shares authorized (unaudited)	1,161,457	—
Options granted (unaudited)	(952,780)	952,780	$5.33
Options exercised (unaudited)	—	(7,060)	$1.02
Options forfeited or cancelled (unaudited)	—	—

Outstanding, June 30, 2019 (unaudited)	425,010	2,321,804	$2.78	9.05	$20,259

Shares vested and exercisable as of December 31, 2018		551,256	$0.98	8.90	$2,394
Vested and expected to vest, December 31, 2018		1,376,084	$1.00	8.90	$5,950
Shares vested and exercisable as of June 30, 2019 (unaudited)		699,392	$1.10	8.45	$7,275
Vested and expected to vest, June 30, 2019 (unaudited)		2,321,804	$2.78	9.05	$20,259

During the years ended December 31, 2017 and 2018, the Company granted options with a weighted-average grant date fair value of $0.50 and $0.53 per share, respectively. During the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited), the Company granted options with a weighted-average grant date fair value of $0.53 and $8.41 per share, respectively.

The fair value of options that vested during the years ended December 31, 2017 and 2018 was $119,000 and $151,000, respectively. The fair value of options that vested during the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited) was $69,000 and $232,000, respectively.

As of December 31, 2018 and June 30, 2019 (unaudited), the total unrecognized stock-based compensation expense related to unvested stock options was $0.4 million and $7.2 million, respectively, to be amortized on a straight-line basis over a weighted average remaining period of 2.8 years and 2.8 years (unaudited) respectively.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

The following table summarizes information about stock options outstanding as of December 31, 2017 and 2018 (in thousands, except for share data):

	2017
	Options outstanding			Options exercisable
Exercise price	Number of shares	Aggregate intrinsic value	Weighted- Average remaining contractual life (years)	Number of shares	Aggregate intrinsic value	Weighted- Average remaining contractual life (years)
$0.20	30,480	$25	9.40	19,739	$16	9.40
$1.02	1,026,893	—	9.87	238,046	—	9.87

	1,057,373	$25	9.85	257,785	$16	9.83

	2018
	Options outstanding			Options exercisable
Exercise price	Number of shares	Aggregate intrinsic value	Weighted- Average remaining contractual life (years)	Number of shares	Aggregate intrinsic value	Weighted- Average remaining contractual life (years)
$0.20	30,480	$156	8.40	24,248	$125	8.40
$1.02	1,345,604	5,794	8.92	527,008	2,269	8.92

	1,376,084	$5,950	8.90	551,256	$2,394	8.90

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money as of December 31, 2017 and 2018.

Early Exercise of Stock Options

The terms of the Plan permit the exercise of options granted under the Plan prior to vesting, subject to required approvals. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest over the original implied service period. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheet and will be transferred into common stock and additional paid-in capital as the shares vest. To date, no stock options granted by the Company have contained early exercise rights. There were no shares subject to repurchase by the Company as of December 31, 2017 and 2018 and June 30, 2019 (unaudited).

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Stock-Based Compensation Expense by Function

The following table is a summary of stock compensation expense by function recognized (in thousands):

	Year Ended December 31, 2017	Year Ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Research and development	$—	$21	$8	$214
General and administrative	119	133	60	1,001

Total stock-based compensation	$119	$154	$68	$1,215

Fair Value of Options Granted

The fair value of the shares of common stock underlying the stock options was determined by the board of directors as there has been no public market for the Company’s common stock. In determining fair value of the stock options granted, the Company uses the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include: estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s common stock price over the expected term (expected volatility), risk-free interest rate and expected dividend rate. Changes in the following assumptions can materially affect the estimate of fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop:

•

Expected term. The expected term is calculated using the simplified method which is used when there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term.

•

Expected volatility. The Company used an average historical stock price volatility of a peer group of comparable publicly traded companies in biotechnology and pharmaceutical related industries to be representative of its expected future stock price volatility, as the Company did not have any trading history for its common stock. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies. For each grant, the Company measured historical volatility over a period equivalent to the expected term.

•

Risk-free interest rate. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the stock award.

•	Expected dividend rate. The Company has not paid and does not anticipate paying any dividends in the near future. Accordingly, the Company has estimated the dividend yield to be zero.

Stock-Based Compensation Associated with Awards to Employees

During the years ended December 31, 2017 and 2018, the Company granted stock options to employees to purchase 530,805 and 248,111 shares of common stock, respectively, with a weighted-average grant date

Oyster Point Pharma, Inc.

Notes to the Financial Statements

fair value of $0.50 and $0.53 per share, respectively. During the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited), the Company granted stock options to employees to purchase 248,111 and 732,133 shares of common stock, respectively, with a weighted-average grant date fair value of $0.53 and $8.32 per share, respectively.

The Company recognized $12,000 and $97,000 for the years ended December 31, 2017 and 2018, respectively, and $44,000 and $880,000 for the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited), respectively, for employee stock-based compensation expense. Unrecognized compensation expense as of December 31, 2018 and June 30, 2019 (unaudited) for employee stock-based compensation was $0.3 million and $5.5 million, respectively, which is expected to be recognized over a weighted-average vesting term of 2.9 years and 3.6 years, respectively.

The Company uses the Black-Scholes option pricing model to calculate the grant date fair value of an award. The fair value of options granted were calculated using the weighted average assumptions set forth below:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Expected volatility	52.5 - 70%	52.5%	52.5%	69.0%
Risk-free interest rate	1.79% - 2.17%	2.49% - 2.80%	2.49% - 2.72%	1.88% - 2.38%
Dividend yield	0%	0%	0%	0%
Expected term	5.10 - 6.02 years	6.02 years	6.02 years	5.04 - 6.02 years

Stock-Based Compensation Associated with Awards to Nonemployees

As discussed in Note 2, effective on January 1, 2017, the Company early adopted ASU No. 2018-07, which simplified the accounting for nonemployee share-based payment transactions. As a result, the accounting for share-based payments to nonemployees and employees were substantially aligned. During the years ended December 31, 2017 and 2018, the Company granted stock options to nonemployees to purchase 526,568 and 70,600 shares of common stock, respectively, with a weighted-average grant date fair value of $0.48 and $0.59 per share, respectively. During the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited), the Company granted stock options to nonemployees to purchase 35,300 and 220,647 shares of common stock, respectively, with a weighted-average grant date fair value of $0.65 and $8.69 per share, respectively.

The Company recognized $107,000 and $57,000 for the years ended December 31, 2017 and 2018, respectively, and $24,000 and $335,000 for the six months ended June 30, 2018 (unaudited) and June 30, 2019 (unaudited), respectively, for non-employee stock-based compensation expense. Unrecognized compensation expense as of December 31, 2018 and June 30, 2019 (unaudited) for non-employee stock-based compensation was $0.1 million and $1.7 million, respectively, which is expected to be recognized over a weighted-average vesting term of 2.5 years and 3.5 years, respectively.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

The Company uses the Black-Scholes option pricing model to calculate the grant date fair value of an award. The fair value of options granted were calculated using the weighted average assumptions set forth below:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Expected volatility	52.5 - 70%	52.5%	52.5%	69.0%
Risk-free interest rate	1.79% - 2.17%	2.72% - 2.80%	2.72%	1.88% - 1.95%
Dividend yield	0%	0%	0%	0%
Expected term	5.04 - 6.02 years	5.52 years	5.52 years	5.04 - 6.02 years

11.	Net loss per share attributable to common stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31, 2017	Year Ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Numerator:
Net loss	$(6,601)	$(16,503)	$(5,860)	$(14,490)
Adjust: deemed dividend	(12,543)	$—	$—	$—

Net loss attributable to common stockholders	$(19,144)	$(16,503)	$(5,860)	$(14,490)

Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted	1,411,966	1,411,966	1,411,966	1,412,161

Net loss per share attributable to common stockholders, basic and diluted	$(13.56)	$(11.69)	$(4.15)	$(10.26)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
			(unaudited)	(unaudited)
Series A redeemable convertible preferred stock	7,611,691	7,611,691	7,611,691	7,611,691
Series B redeemable convertible preferred stock (unaudited)	—	—	—	6,581,590
Options to purchase common stock	1,057,373	1,376,084	1,340,784	2,321,804

Total	8,669,064	8,987,775	8,952,475	16,515,085

Oyster Point Pharma, Inc.

Notes to the Financial Statements

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share were computed to give effect to the one-for-one conversion of all outstanding shares of Series A redeemable convertible preferred stock into shares of common stock in connection with the IPO (as defined in Note 2), using the as-converted method as though the conversion had occurred as of the beginning of the period presented or the date of issuance, if later.

Unaudited pro forma basic and diluted loss per share is computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2018	Six Months Ended June 30, 2019
	(unaudited)	(unaudited)
Numerator:
Pro forma net loss	$(16,503)	$(14,490)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,411,966	1,412,161
Adjust: Conversion of redeemable convertible preferred stock	7,611,691	12,384,937

Weighted-average shares outstanding used in computing pro forma net loss per share, basic and diluted	9,023,657	13,797,098

Pro forma net loss per share, basic and diluted	$(1.83)	$(1.05)

12.	Related Party Transactions

During 2016 and 2017, the Company issued convertible notes to certain of its existing stockholders with an aggregate principal amount of $6.4 million. The notes accrued interest on the outstanding principal amount at a simple rate of 6% per year. In October 2017, the convertible notes were converted into Series A redeemable convertible preferred stock. See Note 5 for details.

13.	Subsequent Events

The Company has evaluated subsequent events through July 24, 2019, the date these financial statements were available for issuance. In connection with the reissuance of these financial statements to reflect the 2.832861-for-1 reverse stock split as described in Note 2, the Company has evaluated subsequent events through October 18, 2019, the date the audited financial statements were available to be reissued.

In February 2019, the Company received gross proceeds of $85.0 million through the sale of 6,015,432 shares of a newly authorized series of redeemable convertible preferred stock, Series B redeemable convertible preferred stock, at $14.13 per share. Subsequently, in April 2019, the Company received an additional $8.0 million of gross proceeds through the sale of an additional 566,158 shares of Series B redeemable convertible preferred stock at $14.13 per share. In connection with the issuance of the Series B redeemable convertible preferred stock, the Company amended and restated its certificate of incorporation to authorize the issuance of 6,581,590 shares of Series B redeemable convertible preferred stock.

Oyster Point Pharma, Inc.

Notes to the Financial Statements

In April 2019, the Company entered a lease for office space under a non-cancelable operating lease in Princeton, New Jersey, commencing on July 1, 2019, for a period of three years from the commencement date. Total future minimum lease payments are $923,000.

In May and June 2019, the Company granted an aggregate of 952,780 options to purchase the Company’s common stock to key employees and consultants with an exercise price of $5.32 per share.

On October 18, 2019 and in connection with the reverse stock split, the Company increased the number of authorized common and preferred shares to a total of 21,000,000 common shares at a par value of $0.001 per share and 14,193,296 preferred shares at a par value of $0.001 per share, respectively.

14.	Subsequent Events (unaudited)

In preparing the unaudited interim financial statements as of June 30, 2019 and for the six months ended June 30, 2018 and June 30, 2019, the Company has evaluated subsequent events through September 6, 2019, the date these financial statements were available for issuance. In connection with the reissuance of these unaudited interim financial statements to reflect the 2.832861-for-1 reverse stock split as described in Note 2, the Company has evaluated subsequent events through October 18, 2019, the date the unaudited interim financial statements were available to be reissued.

In July 2019, the Company granted an aggregate of 238,661 options to purchase the Company’s common stock to key employees and consultants with an exercise price of $11.50 per share.

In October 2019, the Company (i) granted an aggregate of 225,916 options to purchase the Company’s common stock to employees with an exercise price of $14.28 per share and (ii) reserved 105,900 additional shares of common stock for issuance under the 2016 Plan.

On October 18, 2019 and in connection with the reverse stock split, the Company increased the number of authorized common and preferred shares to a total of 21,000,000 common shares at a par value of $0.001 per share and 14,193,296 preferred shares at a par value of $0.001 per share, respectively.

On October 18, 2019, the Company entered into a non-exclusive patent license agreement (the License Agreement) with Pfizer, upon which the Company made an upfront payment of $5 million. Pursuant to the License Agreement, Pfizer granted the Company non-exclusive rights under Pfizer’s patent rights covering varenicline tartrate and related salts thereof, including U.S. Patent Nos.: 7,265,119 and 6,890,927 to develop, manufacture, and commercialize the OC-01 varenicline product candidate for the treatment of any ophthalmic disease or condition via nasal administration in the United States.

5,000,000 Shares

COMMON STOCK

J.P. Morgan	Cowen	Piper Jaffray

October 30, 2019